Filed Pursuant to Rule 424(b)(4)
Registration No. 333-158061

7,500,000

American Depositary Shares

CHANGYOU.COM LIMITED

Representing 15,000,000 Class A Ordinary Shares

This is the initial public offering of Changyou.com Limited, or Changyou. We are offering 3,750,000 American depositary shares, or ADSs, and the selling shareholder identified in this prospectus is offering 3,750,000 ADSs. Each ADS represents two Class A ordinary shares, par value $0.01 per share, of Changyou. We will not receive any proceeds from the ADSs sold by the selling shareholder.

Prior to this offering, there has been no public market for the ADSs or our ordinary shares. The initial public offering price of the ADSs is $16.00 per ADS. The ADSs have been approved for listing on the NASDAQ Global Select Market under the symbol “CYOU.”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 16 of this prospectus.

	Per ADS	Total
Initial public offering price	$16.00	$120,000,000
Underwriting discounts and commissions	$1.12	$8,400,000
Proceeds, before expenses, to Changyou	$14.88	$55,800,000
Proceeds, before expenses, to the selling shareholder	$14.88	$55,800,000

The underwriters may also purchase up to an additional 1,125,000 ADSs from the selling shareholder at the initial public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about April 7, 2009.

Credit Suisse	Merrill Lynch & Co.

Citi

Susquehanna Financial Group, LLLP

The date of this prospectus is April 1, 2009.

天龍八部
TL.SOHU.COM

Tian Long Ba Bu

An in-house developed 2.5D MMORPG adapted from the popular Chinese novel, "Tian Long Ba Bu," written by Louis Cha. The game features a combination of martial arts-style-fighting and community-building among game players.

鹿鼎記

Duke of Mount Deer

An in-house developed 2.5D MMORPG adapted from another popular Chinese novel written by Louis Cha, "Duke of Mount Deer." Game players can engage in adventures and form partnerships with other game players and compete based on martial arts skills.

刀剑英雄
ONLINE

Blade Online

A licensed martial arts 2.5D MMORPG set to the backdrop of a Chinese myth. Game players can use various combat postures and set their own rules for in-game fighting.

剑仙

Immortal Faith

Legend of the Ancient World

古域
ONLINE

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any other person, including the selling shareholder, to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling shareholder nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operation and prospects may have changed since that date.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

i

SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information regarding us, the ADSs being sold in this offering, and our financial statements and related notes appearing elsewhere in this prospectus.

Overview

We are a leading online game developer and operator in China as measured by the popularity of our game Tian Long Ba Bu, or TLBB. TLBB, which was launched in May 2007, was ranked by International Data Corporation, or IDC, for 2007 as the third most popular online game overall in China and the second most popular online game in China among locally-developed online games. We engage in the development, operation and licensing of our massively multi-player online role-playing games, or MMORPGs, which are interactive online games that may be played simultaneously by hundreds of thousands of game players. We currently operate two MMORPGs, TLBB, which we developed in-house, and Blade Online, or BO, which we licensed from a third party. For the three months ended December 31, 2008, we had approximately 1.8 million active paying accounts, which refers to the number of accounts from which game points are utilized for the purchase of virtual items at least once during a given period, for TLBB and approximately 159,000 active paying accounts for BO.

TLBB is a martial arts game with 2.5D graphics. In May 2007, the month of its launch, TLBB’s peak concurrent users surpassed 400,000, and its quarterly peak concurrent users for the fourth quarter of 2008 was approximately 738,000. In March 2009, its peak concurrent users exceeded 800,000. TLBB is adapted from the popular Chinese martial arts novel “Tian Long Ba Bu,” which means “Novel of Eight Demigods,” written by the famous writer Louis Cha. Millions of copies of his novels have been sold in numerous languages, and they have been adapted into various movies and television series. To leverage the success of TLBB, we licensed the game to third-party operators to operate the game in Taiwan, Hong Kong, Vietnam, Malaysia and Singapore.

We have three new MMORPGs in the pipeline, including the Duke of Mount Deer, or DMD, Immortal Faith, or IF, and the Legend of the Ancient World, or LAW. DMD, which we are developing in-house, is also based on a popular martial arts novel written by Louis Cha. We have licensed IF and LAW from third parties. We expect to begin open beta testing of IF and DMD in the second and fourth quarters of 2009, respectively, and of LAW in early 2010.

Sohu.com Inc., our controlling shareholder, has operated a leading Chinese Internet portal, Sohu.com, since 1998. Sohu had more than 250 million registered accounts as of December 31, 2008. We have benefited from Sohu’s strong brand recognition in China, large user base and pre-launch game review services. Sohu’s trusted brand name in China provides us with a broad marketing reach. By marketing across Sohu’s web domains and taking advantage of the Sohu Group’s single-user ID system that provides easy access to our games, we believe we have been able to tap into Sohu’s large user base to drive new users to our games. Sohu’s experienced game editors review and critique our games prior to launch, thereby improving the quality of our games. We intend to continue to leverage our relationships with Sohu in the development, marketing and operation of our games.

We operate our current games under the item-based revenue model, meaning game players can play our games for free, but may choose to pay for virtual items, which are non-physical items that game players can purchase and use within an MMORPG, such as gems, pets, fashion items, magic medicine, riding animals, hierograms, skill books and fireworks, to enhance the game-playing experience. Game players purchase prepaid game cards or game points, which are used to purchase virtual items. Most of our virtual items are priced between less than $0.01 and $2.20. However, unit prices of certain virtual items can be as high as approximately $180. We sell our prepaid game cards to approximately 100 regional distributors throughout China, who in turn sub-distribute them to numerous retail outlets, including Internet cafes and various websites, news stands, software stores, book stores and retail stores.

We continually collect feedback from our game players through multiple channels. Our product development team and our game operations team work closely together, allowing us to translate game player feedback into game updates and expansion packs in a timely manner. We typically release expansion packs, which are software packages that contain significant upgrades and improvements to a game based on the existing game’s framework, every few months. These upgrades may include new game content such as storylines, characters, tasks, maps and virtual items. We also update TLBB on a weekly basis with interim enhancements. We believe that such expansion packs and regular updates improve the game-playing experience and help to maintain the interest level of TLBB’s players, thereby helping us to extend the lifespan of the game.

Our revenues grew from $42.1 million for the year ended December 31, 2007 to $201.8 million for the year ended December 31, 2008, and our net income grew from $5.3 million to $108.0 million during the same period. For the year ended December 31, 2008, 93.6% of our total revenues was attributable to TLBB.

Industry Background

According to the China Internet Network Information Center, or CNNIC, in June 2008 China surpassed the United States as the largest Internet market in the world. Within the Chinese Internet market, online games have been a fast growing segment and one of the most popular activities for Internet users.

According to IDC, China’s online game players reached 40.2 million in 2007, and generated revenues of $1.4 billion, representing a 61.5% increase over those in 2006. Online game revenues are expected to continue to grow to $3.4 billion in 2012 at a compound annual growth rate, or CAGR, of 19.9%. MMORPGs represent a dominant online game type in China, revenues from which accounted for 76.0% of China’s total online game revenues in 2007. Most of the revenues from online games are generated under the item-based revenue model as compared to the time-based revenue model.

In addition, China’s online games industry has other key characteristics, including:

•	growing popularity of online games developed by Chinese game developers;

•	slow pace of upgrading personal computer hardware;

•	increasingly competitive market dynamics; and

•	rampant cheating programs and hacking activities.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively and to capitalize on the rapid growth in the online game market:

•	leading market position in the China online game market;

•	strong capability to timely translate game player feedback into game enhancements to extend the lifespan of our games;

•

leading technology platform, which includes our uniform game development platform, advanced 2.5D graphics engine, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology;

•	strong marketing and game development support from Sohu, our controlling shareholder and a leading Internet portal in China; and

•	experienced management team with local game development and operational expertise.

Our Challenges

Notwithstanding our competitive strengths, we expect to face various challenges, including those presented by:

•	our limited operating history;

•	our reliance on TLBB, which has accounted for nearly all of our revenues to date;

•	our ability to develop successful games in the future and to create expansion packs to extend the lifespan of our current and future games;

•	our ability to attract and retain talent, particularly game developers and related technical personnel;

•	the growth of the online games market and continued market acceptance of our games and virtual items in China and elsewhere;

•	our ability to compete successfully;

•	our ability to protect our intellectual property rights;

•	uncertainties with respect to the PRC legal and regulatory environment;

•	the current severe worldwide economic downturn; and

•	restrictions under our Non-Competition Agreement with Sohu, which limit our ability to expand our online games business beyond MMORPGs in a manner that competes with Sohu’s business.

Our Strategies

Our objective is to establish one of the most powerful online game brands in China. We intend to achieve this objective by pursuing the following strategies:

•	leverage our success with TLBB and our game development platform to develop new MMORPGs;

•	continue to employ and improve our integrated game player feedback and game enhancement system;

•	expand and diversify our game offerings;

•	selectively expand into international markets;

•	focus on building human capital; and

•	pursue strategic acquisition and alliance opportunities.

Our History and Corporate Structure

Our MMORPG business began operations as a business unit within the Sohu Group in 2003. In June 2003, the Sohu Group launched its first MMORPG, Knight Online, or KO, which was licensed from a Korean developer. KO had limited acceptance in the Chinese market, and its operation was discontinued in November 2006 when the license expired. In October 2004, the Sohu Group launched BO, its second MMORPG, which was licensed from a Beijing-based studio. In May 2007, the Sohu Group launched TLBB, its first in-house developed MMORPG.

In 2007, the Sohu Group reorganized its MMORPG business. As part of the reorganization, Changyou.com Limited, or Changyou, a Cayman Islands company and an indirect, wholly-owned subsidiary of

Sohu.com Inc., was established in August 2007 to hold the MMORPG business of the Sohu Group. Subsequently,

•

Changyou.com (HK) Limited, or Changyou HK, was incorporated in Hong Kong as a direct, wholly-owned subsidiary of Changyou to be our offshore intermediate holding company for our MMORPG operations in China;

•

Beijing AmazGame Age Internet Technology Co., Ltd., or AmazGame, was incorporated in the PRC as a direct wholly-owned subsidiary of Changyou HK to undertake the technical support and product development functions of our MMORPG operations; and

•

Beijing Gamease Age Digital Technology Co., Ltd., or Gamease, was incorporated in the PRC as our variable interest entity, or VIE, to operate our MMORPG operations and to hold intellectual property and online game operating licenses and permits relating to our MMORPG operations.

Gamease is jointly owned by Tao Wang, our Chief Executive Officer, and a Changyou employee, but is controlled by AmazGame through a series of contractual arrangements, and therefore its financial results are consolidated with ours. We operate all of our MMORPG operations through Gamease, our VIE, rather than a subsidiary, in order to comply with PRC laws and regulations restricting foreign ownership in the online game business in China. See “Our History and Corporate Structure” for a detailed discussion of our contractual arrangements with Gamease.

After the establishment of the above entities, Changyou, AmazGame and Gamease entered into various agreements with Sohu. Pursuant to these agreements, Sohu transferred to us, effective December 1, 2007, all of its assets and operations relating to its MMORPG business unit, and we assumed all the liabilities associated with the MMORPG business unit and paid net consideration of $9.9 million to Sohu.

In January 2009, we incorporated AmazGame Entertainment (US), Inc., through which we intend to operate our planned MMORPG business in the United States.

The following diagram illustrates our corporate structure as of the date of this prospectus(1):

(1)	For risks relating to our current corporate structure, see “Risk Factors—Risks Related to Our Structure and Regulations.”

Our Relationship with Sohu

We were a business unit within the Sohu Group prior to our reorganization as a separate, indirect subsidiary of Sohu.com Inc. The Sohu Group began reporting results of its MMORPG operations as a separate business segment for the three months ended June 30, 2007. References in this prospectus to the operations of our business, financial condition, and results of operations with respect to periods prior to December 1, 2007 are to the Sohu Group’s MMORPG business unit. Prior to this offering, Sohu had provided us with tax, accounting, treasury, legal and human resources services, and had also provided us with the services of a number of its executives and employees. All of our current executive officers and most of our current employees formerly were employees of Sohu.

Upon the completion of this offering, Sohu will continue to be our controlling shareholder, with an indirect shareholding of 70.7% of the combined total of our outstanding Class A and Class B ordinary shares, and control of 81.5% of the voting power of the combined total of our outstanding Class A and Class B ordinary shares, assuming the underwriters’ over-allotment option is not exercised.

We have entered into agreements with Sohu with respect to various interim and ongoing relationships between us, including a Master Transaction Agreement, a Non-Competition Agreement, and a Marketing Services Agreement. These agreements contain provisions, among others, relating to the transfer of assets and assumption of liabilities of the MMORPG business, provide cross-indemnification of liabilities arising from each other’s business, mutually limit Sohu and us from competing in each other’s business, and also include a number of ongoing commercial relationships. See “Our Relationship with Sohu.”

We believe that we will realize benefits from our carve-out from Sohu, including:

•

Sharper strategic focus.    By having our own board of directors and management team, we expect to be able to make more focused strategic decisions and be in a better position to take advantage of strategic opportunities in the online game business.

•

Better incentives for employees and greater accountability.    We will seek to motivate and retain our employees through the implementation of incentive compensation programs tied to the market performance of our ADSs and the financial results of our company.

•

Direct access to capital markets.    As a separate, stand-alone company, we will have capital planning flexibility with direct access to the debt and equity capital markets and the opportunity to grow through acquisitions by using our shares as consideration.

Our Corporate Information

Our principal executive offices are located at East Tower, Jing Yan Building, No. 29 Shijingshan Road, Shijingshan District, Beijing 100043, People’s Republic of China. Our telephone number at this address is (8610) 6272-7777. Our registered office in the Cayman Islands is located at Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands, KY1-1112.

Conventions that Apply to this Prospectus

Unless otherwise indicated, information in this prospectus assumes that the underwriters have not exercised their option to purchase additional ADSs to cover over-allotments and assumes that there has been no vesting of restricted share units granted to our executive officers and employees.

This prospectus contains translations of certain Renminbi, or RMB, the legal currency of China, amounts into U.S. dollars at the rate of RMB6.8225 to $1.00, the noon buying rate in effect on December 31, 2008, in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or can be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 27, 2009, the noon buying rate was RMB6.8310 to $1.00.

As used in this prospectus,

•	“Changyou” refers to Changyou.com Limited, a Cayman Islands company, and unless the context requires otherwise, includes its subsidiaries and variable interest entity;

•	“China” or “PRC” refers to the People’s Republic of China, and for the purpose of this prospectus, excludes Hong Kong, Macau and Taiwan;

•	“Sohu.com Inc.” refers to our ultimate parent and controlling shareholder, whose shares of common stock are listed on the NASDAQ Global Select Market under the symbol “SOHU”;

•

“Sohu” refers to Sohu.com Inc. and its subsidiaries and consolidated variable interest entities and, unless the context requires otherwise, excludes Changyou.com Limited and its subsidiaries and variable interest entity;

•

“Sohu Group” refers to Sohu.com Inc. and its subsidiaries and consolidated variable interest entities and, unless the context requires otherwise, includes Changyou.com Limited and its subsidiaries and variable interest entity; and

•

“we,” “us,” “our company” and “our” refer to Changyou.com Limited, and unless the context requires otherwise, include its subsidiaries and variable interest entity; when required by the context, references to “we,” “us,” “our company” and “our” include the MMORPG business unit of the Sohu Group for periods prior to December 1, 2007.

Unless indicated otherwise, the information included in this prospectus regarding our outstanding ordinary shares gives effect to the following as if they all had occurred as of January 1, 2005:

(i)	the issuance on August 6, 2007 of 50,000 of our ordinary shares, par value $1.00 per share, constituting all of our authorized ordinary shares, to Sohu.com Limited, a subsidiary of Sohu.com Inc.;

(ii)	the transfer on February 29, 2008 from Sohu.com Limited to Sohu.com (Game) Limited, an indirect subsidiary of Sohu.com Inc., of 50,000 of our ordinary shares;

(iii)	the subdivision on May 29, 2008 of the 50,000 ordinary shares held by Sohu.com (Game) Limited into 5,000,000 ordinary shares, par value $0.01 per share;

(iv)	the increase on May 29, 2008 of our authorized ordinary shares from 5,000,000 to 10,000,000 ordinary shares, par value $0.01 per share;

(v)	the issuance on June 1, 2008 of an additional 3,500,000 of our ordinary shares to Sohu.com (Game) Limited;

(vi)	the transfer on December 31, 2008 by Sohu.com (Game) Limited to us of 8,500,000 of our ordinary shares; the cancellation of such 8,500,000 ordinary shares; the increase of our authorized ordinary shares from 10,000,000 to 109,774,000 ordinary shares, par value $0.01 per share, with the designation of 100,000,000 of such shares as Class A ordinary shares and 9,774,000 of such shares as Class B ordinary shares; and the issuance of 8,000,000 Class B ordinary shares to Sohu.com (Game) Limited;

(vii)	the increase on March 16, 2009 of our authorized ordinary shares from 109,774,000 to 297,740,000 ordinary shares, par value $0.01 per share, with 200,000,000 of such shares designated as Class A ordinary shares and 97,740,000 of such shares designated as Class B ordinary shares; and

(viii)	a ten-for-one split of outstanding Class B ordinary shares effected on March 16, 2009 by way of a bonus share issuance of nine Class B ordinary shares for each Class B ordinary share then outstanding, nine Class B restricted shares for each Class B restricted share then outstanding and a corresponding adjustment in the number of Class A ordinary shares and Class B ordinary shares issuable upon vesting of Class A and Class B restricted share units then outstanding.

The information included in this prospectus regarding our outstanding ordinary shares also includes as outstanding, as of their January 2, 2008 grant date, 7,000,000 Class B ordinary shares and 8,000,000 Class B restricted shares (the amount of such shares giving effect to the ten-for-one split referred to above) that were issued, out of ordinary shares held by Sohu.com (Game) Limited, on January 15, 2009 to Prominence Investments Ltd., a British Virgin Islands company beneficially owned by Tao Wang, our Chief Executive Officer.

The Offering

Offering price	$16.00 per ADS

ADSs offered:

By us	3,750,000 ADSs

By the selling shareholder	3,750,000 ADSs

The ADSs	Each ADS represents two Class A ordinary shares, par value $0.01 per share. The ADSs will be evidenced by American Depositary Receipts, or ADRs. The depositary will hold the shares underlying your ADSs. You will have rights as provided in the Deposit Agreement described in the section of this prospectus entitled “Description of American Depositary Shares.” If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses. You may turn in your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any such exchange. We may amend or terminate the Deposit Agreement without your consent. If you continue to hold your ADSs, you will be bound by the Deposit Agreement as amended.

To understand the terms of the ADSs, you should carefully read the section of this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the Deposit Agreement, which is an exhibit to the registration statement that includes this prospectus.

ADSs outstanding immediately after the offering	7,500,000 ADSs

Ordinary shares	Holders of Class A ordinary shares and holders of Class B ordinary shares have the same rights, with the exception of voting and conversion rights. Each Class A ordinary share is entitled to one vote on all matters subject to a shareholder vote, and each Class B ordinary share is entitled to ten votes on all matters subject to a shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the election of the holder. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. No Class B ordinary shares may be transferred by a holder to any person or entity which is not an affiliate of the holder.

Class A ordinary shares outstanding immediately after the offering (including Class A ordinary shares represented by ADSs)	15,000,000 Class A ordinary shares

Class B ordinary shares outstanding immediately after the offering	87,500,000 Class B ordinary shares

Use of proceeds	The net proceeds to us from this offering are expected to be approximately $51.8 million.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We intend to use the net proceeds from this offering for general corporate purposes, including capital expenditures and funding possible future acquisitions.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholder.

Over-allotment option	Sohu.com (Game) Limited, the selling shareholder, has granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 1,125,000 additional ADSs.

Lock-up	We and all of our directors, executive officers and existing shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares, other than the ADSs offered and sold in this offering, for a period of 180 days following the date of this prospectus. See “Underwriting” for additional information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Dividend	On April 1, 2009, we declared a cash dividend of $96.8 million payable solely to Sohu.com (Game) Limited. Purchasers of ADSs in this offering will not participate in the dividend.

Depositary	The Bank of New York Mellon

NASDAQ symbol	“CYOU”

Listing	Our ADSs have been approved for listing on the NASDAQ Global Select Market under the symbol “CYOU.” Our ADSs and shares will not be listed on any other stock exchange or traded on any other automated quotation system.

Payment and settlement	The ADSs are expected to be delivered against payment on April 7, 2009. They will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. Initially, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interest will be effected through, records maintained by DTC and its direct and indirect participants.

Summary Consolidated Financial and Operating Data

The following summary consolidated statements of operations and cash flow data for the years ended December 31, 2006, 2007 and 2008 and the summary consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read the summary consolidated financial data in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

Prior to Sohu’s transfer to our PRC subsidiary and VIE of all of the assets and operations of the Sohu Group’s MMORPG business unit effective December 1, 2007, the operations of our MMORPGs were carried out by various companies owned or controlled by Sohu.com Inc. For periods both before and after December 1, 2007, our consolidated financial statements include the assets, liabilities, revenues, expenses and changes in shareholders’ equity and cash flows that were directly attributable to our MMORPG business whether held or incurred by Sohu or by Changyou. In cases involving assets and liabilities not specifically identifiable to any particular operation of the Sohu Group, only those assets and liabilities transferred or expected to be transferred to Changyou are included in our consolidated balance sheets. With respect to costs of operations of the MMORPG business, an allocation of certain general corporate expenses of Sohu which were not directly related to the MMORPG operations and an allocation of certain advertising and other expenses provided by Sohu to Changyou were also included. These allocations are based on a variety of factors depending upon the nature of the expenses being allocated, including revenue, the number of employees and the number of servers. Our statements of operations also include the sales and marketing expenses and other costs charged from Sohu. The transactions are measured at the amount of consideration established and agreed to by the related parties.

Our consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

Our management believes that the assumptions underlying our financial statements and the above allocations are reasonable. Our financial statements, however, may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a separate, stand-alone company during the periods presented. You should not view our historical results as an indicator of our future performance.

Summary Consolidated Statements of Operations Data

	For the Year Ended December 31,
	2006	2007	2008
	($ in thousands)
Revenues:
Game operations revenues	8,525	41,751	194,607
Overseas licensing revenues	—	345	7,238

Total revenues	8,525	42,096	201,845
Cost of revenues(1)	3,895	7,317	14,633

Gross profit	4,630	34,779	187,212
Operating expenses:
Product development(1)	1,957	6,738	23,862
Sales and marketing(1)	1,798	19,851	38,917
General and administrative(1)	876	2,992	9,053

Total operating expenses	4,631	29,581	71,832

Operating (loss) profit	(1)	5,198	115,380
Investment income from an associate	151	9	—
Gain on disposal of investment in an associate	—	561	—
Interest expense	—	(61)	(245)
Interest income and foreign currency exchange gain	20	44	1,235
Other expense	—	—	(278)

Income before income tax expense	170	5,751	116,092
Income tax expense	161	452	8,106

Net income	9	5,299	107,986

(1)	Share-based compensation expenses are included in the following financial statements line items:

	For the Year Ended December 31,
	2006	2007	2008
	($ in thousands)
Cost of revenues	74	38	14
Product development	263	170	4,919
Sales and marketing	—	10	10
General and administrative	52	225	404

Summary Consolidated Balance Sheet Data

	As of December 31,		As of December 31, 2008
	2006	2007	Actual		Pro Forma as Adjusted(1)(2)
	($ in thousands)
Cash and bank deposits	1,547	15,419	134,439		187,129
Total current assets	1,575	24,386	166,180		217,953
Total assets	3,950	30,126	176,656		228,429
Receipts in advance and deferred revenue	1,036	8,173	20,703		20,703
Dividend payable	—	—	—		96,800
Total current liabilities	1,948	39,868	71,962	(3)	168,762
Total shareholders’ equity (deficit)	2,002	(9,742)	104,694		59,667
Total liabilities and shareholders’ equity	3,950	30,126	176,656		228,429

(1)	Our consolidated balance sheet data is presented on a pro forma as adjusted basis to give effect to (i) our declaration on April 1, 2009 of a cash dividend in the amount of $96.8 million payable to Sohu.com (Game) Limited and (ii) the issuance and sale of 3,750,000 ADSs, representing 7,500,000 Class A ordinary shares, by us in this offering, at the initial public offering price of $16.00 per ADS, after deducting underwriting discounts and commissions and estimated aggregate offering expenses payable by us.
(2)	The payment of the dividend referred to in footnote (1) above is subject to receipt of PRC government approvals for our indirect subsidiary in China to pay a dividend to us through our Hong Kong subsidiary, Changyou HK. Until the dividend is paid, the amount of the dividend we declared will be reflected in our current liabilities. Upon our payment of the dividend to Sohu.com (Game) Limited and the PRC withholding tax described in footnote (3) below, the amount of our cash and bank deposits will be reduced by $101.8 million, and our total current liabilities will be reduced by the same amount.
(3)	Includes PRC withholding tax of $5.0 million in connection with the declaration by AmazGame of a dividend in the amount of $101.8 million to Changyou HK. Changyou HK intends to declare as a cash dividend the net amount of $96.8 million that it receives from AmazGame to us, which amount we have declared as a cash dividend to Sohu.com (Game) Limited, as described in footnote (1) above.

Summary Consolidated Statements of Cash Flows Data

	For the Year Ended December 31,
	2006	2007	2008
	($ in thousands)
Net cash provided by operating activities	1,648	35,512	133,916
Net cash used in investing activities(1)	(733)	(3,115)	(7,806)
Net cash provided by (used in) financing activities	329	(18,426)	(7,305)
Effect of exchange rate changes on cash and cash equivalents	(219)	(99)	215

Net increase in cash and cash equivalents	1,025	13,872	119,020
Cash and cash equivalents at beginning of the year	522	1,547	15,419

Cash and cash equivalents at end of the year	1,547	15,419	134,439

(1)	Consists mainly of capital expenditures and proceeds from the disposal of interests in an associate.

Summary Operating Data

As used in the tables below and elsewhere in this prospectus:

The average concurrent users of any of our games for a given period is determined as follows: we first determine the number of users logged on to the game at ten-minute intervals and average that data over the course of a day to derive the daily average; the daily average data are then averaged over the period to derive the average concurrent users over the period.

Active paying accounts for a given period refers to the number of accounts from which game points are utilized at least once during the period.

Average revenue per active paying account of any of our games for a given period is our online game operations revenues for a game during the period divided by the active paying accounts of the game during the period.

Our calculation of average concurrent users, active paying accounts and average revenue per active paying account may not be comparable to similarly-named measures presented by other online game companies.

The following table sets forth our game operations revenues from TLBB in China and the related operating data:

	For the Three Months Ended
	Jun. 30, 2007	Sep. 30, 2007	Dec. 31, 2007	Mar. 31, 2008	Jun. 30, 2008	Sep. 30, 2008	Dec. 31, 2008
TLBB Operations Revenues ($ in thousands)	2,256	10,794	21,757	38,493	43,350	48,278	51,540
Peak Concurrent Users (in thousands)	405	408	531	592	699	690	738
Average Concurrent Users (in thousands)	181	216	278	306	380	387	411
Quarterly Active Paying Accounts (in thousands)	209	690	1,096	1,387	1,684	1,860	1,822
Quarterly Average Revenue per Active Paying Account (in RMB)	82	118	147	199	179	178	193

The following table sets forth our game operations revenues from BO in China and the related operating data:

	For the Three Months Ended
	Mar. 31, 2007	Jun. 30, 2007	Sep. 30, 2007	Dec. 31, 2007	Mar. 31, 2008	Jun. 30, 2008	Sep. 30, 2008	Dec. 31, 2008
BO Operations Revenues ($ in thousands)	1,608	1,569	1,783	1,975	2,081	2,380	3,615	4,870
Peak Concurrent Users (in thousands)	63	60	64	68	69	74	82	95
Average Concurrent Users (in thousands)	42	42	42	47	46	46	51	55
Quarterly Active Paying Accounts (in thousands)	217	138	143	147	127	123	146	159
Quarterly Average Revenue per Active Paying Account (in RMB)	58	87	94	100	116	135	169	209

RISK FACTORS

Investment in our ADSs involves significant risks. You should carefully consider the risks described below before you decide to buy our ADSs. If any of the possible adverse events discussed below actually occurs, our business, prospects, financial condition and results of operations could be materially and adversely affected, the trading price of our ADSs could decline and you could lose all or part of your investment.

Risks Related to Our Business and Our Industry

Our limited operating history makes evaluating our business and prospects difficult.

We were incorporated on August 6, 2007 in the Cayman Islands as an indirect wholly-owned subsidiary of Sohu.com Inc. On December 1, 2007, Sohu transferred all of its MMORPG business to us. We have launched three MMORPGs, including KO in June 2003, BO in October 2004 and TLBB in May 2007, all of which were launched when we were still a business unit of the Sohu Group. KO and BO are licensed games. We terminated the operation of KO in November 2006 when its license expired. We developed TLBB in-house. TLBB generated a substantial majority of our revenues for the years ended December 31, 2007 and 2008. We expect to begin open beta testing of three new MMORPGs, including IF, a licensed game, and DMD, an in-house developed game, in the second and fourth quarters of 2009, respectively, and of LAW, a licensed game, in early 2010. Our limited operating history may not provide a meaningful basis for you to evaluate our business and prospects. Furthermore, we have been a business unit within the Sohu Group prior to our reorganization and have had no experience running our business as a separate, stand-alone company. Our business strategy has not been proven over time and we cannot be certain that we will be able to successfully expand our MMORPG business. In addition, you should not place undue reliance on our financial statements included in this prospectus, as such financial statements may not be representative of our financial condition and results of operations if we were a separate, stand-alone company.

You should also consider additional risks and uncertainties that may be experienced by early stage companies operating in a rapidly developing and evolving industry. Some of these risks and uncertainties relate to our ability to:

•	develop or license new MMORPGs that are appealing to game players and meet our expected timetable for launches of new games;

•	raise our brand recognition and game player loyalty; and

•	successfully adapt to an evolving business model.

We may not be successful in addressing the risks listed above, which may materially and adversely affect our business prospects.

We are not likely to sustain our recent growth rate.

Our revenues have grown significantly in a relatively short period of time, in particular after our launch of TLBB in May 2007. The peak concurrent users of TLBB reached approximately 400,000 within the first month of its launch in May 2007, and its quarterly peak concurrent users were approximately 738,000 in the fourth quarter of 2008. TLBB was ranked by IDC as the third most popular online game overall in China in 2007. Primarily due to the commercial success of TLBB, our revenues grew from $1.6 million for the three months ended March 31, 2007 before the launch of TLBB to $58.4 million for the three months ended December 31, 2008, representing an increase of 35.5 times over seven quarters, and our net income grew from a net loss of $1.4 million for the three months ended March 31, 2007 to net income of $29.1 million for the three months ended December 31, 2008. We are not likely to sustain similar growth rate in revenues or net income in future periods due to a number of factors, including, among others, the greater difficulty of growing at sustained rates from a larger revenue base, the uncertain level of popularity of our future games, the potential need to expend greater amounts in order to develop or acquire new games, and the potential increases in our costs and expenses as a separate, stand-alone public company. For example, for the three months ended December 31, 2008, our revenues grew 6.9% over the three months ended September 30, 2008, which is significantly lower than the revenue growth rate of the previous several quarters, as TLBB has entered into a more mature stage. Accordingly, you should not rely on the results of any prior period as an indication of our future financial and operating performance.

We may be adversely affected by the slowdown of China’s economy caused in part by the recent global crisis in the financial services and credit markets.

We rely on the spending of our game players for our revenues, which may in turn depend on the players’ level of disposable income, perceived future earnings capabilities and willingness to spend. The growth of China’s economy experienced a slowdown after the second quarter of 2007, when the quarterly growth rate of China’s gross domestic product reached 11.9%. A number of factors have contributed to this slowdown, including appreciation of the Renminbi, which has adversely affected China’s exports, and tightening macroeconomic measures and monetary policies adopted by the PRC government aimed at preventing overheating of China’s economy and controlling China’s high level of inflation. The slowdown was further exacerbated by the recent global crisis in the financial services and credit markets, which in recent months has resulted in extreme volatility and dislocation of the global capital markets. In the fourth quarter of 2008, the growth rate of China’s gross domestic product decreased to 6.8%, and the closing of the Shanghai Stock Exchange Composite Index dropped from a high of 6,092 reached on October 16, 2007 to 2,408 on April 1, 2009.

It is uncertain how long the global crisis in the financial services and credit markets will continue and how much adverse impact it will have on the global economy in general and the economies in China and other jurisdictions where we license our games in particular. If our game players reduce their spending on playing MMORPGs due to such uncertain economic conditions, our business may be adversely affected.

We currently depend on TLBB for a substantial majority of our revenues. Any decrease in TLBB’s popularity may materially and adversely affect our results of operations.

We currently rely on our in-house developed MMORPG, TLBB, for a substantial majority of our revenues. Including revenues from game operations and overseas licensing, revenues generated from TLBB accounted for 93.6% of our total revenues for the year ended December 31, 2008. We launched TLBB in May 2007, and we cannot guarantee how long TLBB will continue to sustain its current level of popularity. To prolong this game’s lifespan, we need to continually improve and update it on a timely basis with new features that appeal to existing game players and attract new game players, and to market these new features. Despite our efforts to improve TLBB, our game players may nevertheless lose interest in the game over time. See “—We may not be successful in operating and improving our games to satisfy the changing demands of game players.” If we fail to improve and update TLBB on a timely basis, or if our competitors introduce more popular games catering to our game player base, which could include games adapted from other novels written by Louis Cha, TLBB may lose its popularity, which could materially decrease our revenues.

Furthermore, if there are any interruptions in TLBB’s operations due to unexpected server interruptions, network failures or other factors, game players may be prevented or deterred from making purchases of virtual items, which may also result in significant decreases in our revenues.

We expect to rely on MMORPGs as our only source of revenue. Any adverse trend affecting MMORPGs may materially and adversely affect our business.

We entered into a Non-Competition Agreement with Sohu which prohibits us from engaging in certain businesses that Sohu is currently conducting or is contemplating conducting, including the development and operation of online games other than MMORPGs, during the non-competition period. See “Our Relationship with Sohu—Our relationship with Sohu following the Offering.” As a result, during such non-competition period, we will not be able to diversify our business into businesses Sohu is currently conducting or contemplating to conduct, even if such business presents growth opportunities for us. Therefore, we expect to rely on MMORPGs as our only source of revenue, and may face competition from other online games, including those developed and/or operated by Sohu.

We may not be successful in operating and improving our games to satisfy the changing demands of game players.

We depend on purchase and continual consumption of virtual items by our game players to generate revenues, which in turn depends on the continued attractiveness of our games to the game players and their satisfactory game-playing experience. We provide support for our games and collect game players’ feedback on their game-playing experience in order to resolve any programming flaws or other game operational issues in a timely manner. We also use software and systems to monitor game players’ preferences in order to develop and improve game features and virtual items in a way that is attractive to our game players. We continue to improve our games through regular updates as well as periodic major enhancements using expansion packs. However, we cannot assure you that our efforts will be effective in eliminating program errors associated with our games, satisfying game player demands, or retaining the continued attractiveness of our games. For example:

•	we may fail to provide game updates and expansion packs in a timely manner due to technologies, resources or other factors;

•	our game updates and expansion packs may contain program errors, and their installation may create other unforeseen issues that adversely affect the game-playing experience;

•	we may fail to timely respond and/or resolve complaints from our game players; and

•

our game updates and expansion packs may change rules or other aspects of our games that our game players do not welcome, resulting in reduction of peak concurrent users and/or average concurrent users of our games.

Our failure to address the above-mentioned issues could adversely affect the game-playing experience of our game players, damage the reputation of our games, shorten the lifespan of our games, and eventually result in the loss of game players and a decrease in our revenues.

Furthermore, for the games that we license from third parties, we may not have access to the game source codes during the initial period of the license or at all. Without the source codes, we have to rely on the licensors to provide updates and enhancements during the initial period, giving us less control over the quality and timeliness of updates and enhancements. If our game players are not satisfied with the level of services they receive, they may choose to not play the games, leading to a decrease in our revenues.

We may fail to launch new games according to our timetable, and our new games may not be commercially successful, or may attract game players away from our existing games.

We must introduce new games that can generate additional revenue and diversify our revenue source in order to remain competitive. We have three games in the pipeline, DMD, IF and LAW. We expect to begin open beta testing of IF and DMD in the second and fourth quarters of 2009, respectively, and of LAW in early 2010. We are developing DMD in-house and we have licensed IF and LAW from local third-party developers. We will not generate any revenue from a game until it enters open beta testing. However, we cannot assure you that we will be able to meet our timetable for new game launches. A number of factors, including technical difficulties, lack of sufficient game development personnel and other resources, and adverse developments in our relationship with the licensors of our new licensed games could result in delayed launching of our new games. In addition, we cannot assure you that our new games will be as well received in the market as TLBB, and you should not use TLBB as an indication of the commercial success of our future games. There are many factors that may adversely affect the popularity of our new games. For example, we may fail to anticipate and adapt to future technical trends, new business models and changed game player preferences and requirements, fail to effectively plan and organize marketing and promotion activities, or fail to differentiate our new games from our existing games. If the new games we introduce are not commercially successful, we may not be able to recover our product development costs, which can be significant.

In addition, our new games may attract game players away from our existing games. In particular, DMD is an MMORPG based on a novel written by Louis Cha, the same author of “Tian Long Ba Bu,” based on which we developed TLBB. We cannot assure you that our TLBB game players will not be attracted to play DMD instead of TLBB after DMD’s launch. If this occurred, it would decrease our existing games’ player bases, which could in turn make these games less attractive to other game players, resulting in decreased revenues from our existing games. Game players of our existing games may also spend less money to purchase virtual items in our new games than they would have spent if they had continued playing our existing games, which could materially and adversely affect our total revenues.

Our business may not succeed in a highly competitive market.

Competition in the online game market in China is becoming increasingly intense. For example, according to IDC, there were more than 140 game developers and 281 game titles in 2007. There were four online game companies, Perfect World Co., Ltd., Giant Interactive Group Inc., Kingsoft Corporation Limited and NetDragon Websoft Inc., that successfully listed their shares on NASDAQ, the New York Stock Exchange or the Hong Kong Stock Exchange in the second half of 2007 alone, adding to the previously listed public companies focusing on the online game market in China, such as NetEase.com, Inc., Shanda Interactive Entertainment Limited, Tencent Holdings Limited and The9 Limited, most of which focus on MMORPGs. Moreover, there are many venture-backed private companies focusing on online game development, and MMORPG development in particular, further intensifying the competition. Recently, many of our competitors have been aggressively hiring talent for game development, increasing spending on marketing for games and bidding for licenses of games. Increased competition in the online game market may make it difficult for us to retain our existing employees and attract new employees, and to sustain our growth rate. Furthermore, we also face intense competition for cost-effective marketing resources for online games, such as online game-related websites, which could drive up our marketing costs and decrease the effectiveness of our marketing campaigns.

We have a history of net losses, which might occur again in the future.

We incurred net losses from the inception of our business until the third quarter of 2007. We cannot assure you that we can remain profitable or avoid net losses in the future or that there will not be any earnings or revenue declines for any future quarterly or other periods. We expect that our operating expenses will increase as we grow our business, including significantly increasing our headcount and expending substantial resources for product development and marketing, and as we operate as a separate, stand-alone company. As a result, any decrease or delay in generating revenues could result in material operating losses.

Our operating results for a particular period could fall below our expectations or the expectations of investors or research analysts, resulting in a decrease in the price of our ADSs.

Our operating results may vary significantly from period to period as a result of factors beyond our control, such as the recent slowdown in China’s economic growth caused in part by the recent severe global crisis in the financial services and credit markets, and may be difficult to predict for any given period. Our past results may not be indicative of our future performance and our quarterly results may not be indicative of our full year results. If our operating results for any period fall below our expectations or the expectations of investors or research analysts, the price of our ADSs is likely to decrease.

We generate all of our revenues under the item-based revenue model, which has a short history of commercial application and presents risks related to consumer preferences and regulatory restrictions.

When we first launched BO in October 2004, it generated revenue under the time-based revenue model. Currently, we operate both of our games, TLBB and BO, under the item-based revenue model. Under this revenue model, our game players are free to play the games for an unlimited amount of time, but are charged for the purchases of certain virtual items. We currently expect that a substantial majority of our revenues, including revenues from all of our current pipeline games, will continually be generated under the item-based revenue model. The item-based revenue model requires us to design games that not only attract game players to spend more time playing, but also encourages them to purchase virtual items. The sale of virtual items requires us to track closely consumer tastes and preferences, especially as to in-game consumption patterns. If we fail to design virtual items so as to incentivize game players to purchase them, we may not be able to effectively translate our game player base and their playing time into revenues. Although the item-based revenue model is currently a prevalent revenue model for MMORPGs in China, it does not have a long history of proven commercial application. In addition, the item-based revenue model may cause additional concerns with PRC regulators who have been implementing regulations designed to reduce the amount of time that Chinese youths spend on online games and intended to limit the total amount of virtual currency issued by online game operators and the amount of purchase by individual game player. A revenue model that does not charge for time may be viewed by the PRC regulators as inconsistent with this goal. We cannot assure you that the item-based revenue model will continue to be commercially successful, or that we will not in the future need to change our revenue model back to the time-based revenue model or to a new revenue model. Any change in revenue model could result in disruption of our game operations and decrease in the number of our game players.

We rely on data recorded in our billing systems for revenue recognition and tracking of game players’ consumption patterns of virtual items. If our billing systems fail to operate effectively, it will not only affect the completeness and accuracy of our revenue recognition, but also our ability to design and improve virtual items that appeal to game players.

Our game operations revenues are collected through the sale of our prepaid game cards or online direct sale of game points. However, we do not recognize revenues when our prepaid game card or game points are sold. Rather, our revenues are recognized when the virtual items purchased by our game players are consumed. For consumable virtual items, including those with a predetermined expiration time, revenues are recognized as they are consumed, and for perpetual virtual items, revenues are recognized over their estimated lives. We rely on our billing systems to capture the purchase and consumption of the virtual items by our game players. If our billing systems fail to accurately record the purchase and consumption information of the virtual items, we may not be able to accurately recognize our revenues. In addition, various factors affect the estimated lives of perpetual virtual items, such as the average period that game players typically play our games and other game player behavior patterns, the acceptance and popularity of expansion packs, promotional events launched and market conditions, and we rely on our billing systems to capture such historical game player behavior patterns and other information. If such information is not accurately recorded, or if we do not have sufficient information due to our short operating history of TLBB, we will not be able to accurately estimate the lives of the perpetual virtual items, which will also affect our ability to accurately recognize our revenues from such perpetual virtual items. Therefore, if our billing systems were damaged by system failure, network interruption, or virus infection, or attacked by a hacker, the integrity of data would be compromised, which could materially and adversely affect our revenue recognition and the completeness and accuracy of our recognized revenues, resulting in possible restatement of our financial statements and loss of investors’ confidence in us.

In addition, we rely on our billing systems to record game player purchase and consumption patterns, based on which we improve our existing virtual items and design new virtual items. For example, we intend to increase development efforts on the number and variety of virtual items that our game players like to purchase, and we may also adjust prices accordingly. If our billing systems fail to record data accurately, our ability to improve existing virtual items or design new virtual items that are appealing to our game players may be adversely affected, which could in turn materially and adversely affect our revenues.

Rapid technological changes may increase our game development costs.

The online game industry is evolving rapidly, so we need to anticipate new technologies and evaluate their possible market acceptance. In addition, government authorities or industry organizations may adopt new standards that apply to game development. Any new technologies and new standards may require increases in expenditures for MMORPG development and operations, and we will need to adapt our business to cope with the changes and support these new services to be successful. If we fall behind in adopting new technologies or standards, our existing games may lose popularity, and our newly developed games may not be well received in the marketplace. As a result, our business prospects and results of operations could be materially and adversely affected.

Our business may be materially harmed if our MMORPGs are not featured in a sufficient number of Internet cafes in China.

A substantial number of game players access our games through Internet cafes in China. Due to limited hardware capacity, Internet cafes generally feature a limited number of games on their computers. We thus compete with a growing number of other online game operators to ensure that our games are featured on these computers. This competition may intensify in China due to a recent nationwide suspension of approval for the establishment of new Internet cafes in 2007. See “Regulation—Internet Cafe Regulation.” We take steps to ensure that our games are featured in a sufficient number of Internet cafes, including maintaining good relationships with Internet cafe operators, requiring our distributors to maintain a sales presence in a large number of Internet cafes, conducting periodical promotional activities in select Internet cafes, and other general sales and marketing efforts. If we fail to maintain good relationships with Internet cafe operators, or if we and/or our distributors fail to successfully persuade Internet cafes to feature our MMORPGs, our revenues may be materially and adversely affected.

Our marketing and promotion have benefited significantly from our association with Sohu. Any negative development in Sohu’s market position or brand recognition may materially and adversely affect our marketing efforts and the popularity of our games.

We were a business unit under Sohu and expect to continue to be part of the Sohu Group after the offering, as Sohu is expected to remain our controlling shareholder. We have benefited significantly from Sohu in marketing our games. For example, we have benefited from Sohu’s large user base by marketing and advertising across Sohu’s domains and using the Sohu Group’s single-user ID system, which provides Sohu’s registered users easy access to our games. We also benefit from Sohu’s strong brand recognition in China, which has provided us credibility and a broad marketing reach.

If Sohu loses its market position, the effectiveness of our marketing efforts through our association with Sohu may be materially and adversely affected. In addition, any negative publicity associated with Sohu.com or its affiliated websites will likely have an adverse impact on the effectiveness of our marketing on those sites as well as our reputation and our brand.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could subject us to significant liabilities and other costs.

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. We cannot assure you that third parties will not assert intellectual property claims against us. We are subject to additional risks if entities licensing to us intellectual property, including, for example, game source codes, do not have adequate rights in any such licensed materials.

The validity and scope of claims relating to the intellectual property of game development and technology involve complex scientific, legal and factual questions and analysis and, therefore, tend to be uncertain. If third parties assert copyright or patent infringement or violation of other intellectual property rights against us, we have to defend ourselves in litigation or administrative proceedings, which can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our games or subject us to injunctions prohibiting the development and operation of our games.

We may need to incur significant expenses to enforce our proprietary rights, and if we are unable to protect such rights, our competitive position could be harmed.

We regard our proprietary software, domain names, trade names, copyrights, trademarks, trade secrets and other intellectual property as critical to our success. In particular, we have spent a significant amount of time and resources in developing TLBB and our ability to protect our proprietary rights in connection with TLBB is critical for the success of this game and our overall financial performance. We have registered a number of software in China for copyright protection, including our TLBB software, and we have taken various measures to protect our source codes, including confidentiality agreements and segregation of source codes, so that only our Chief Technology Officer has access to the entire source codes for any of our games. We have registered two trademarks in Taiwan relating to TLBB. We have also applied for registration of 225 trademarks in the PRC and additional trademarks in Taiwan, which relate to our name and our MMORPGs. See “Business—Intellectual Property and Proprietary Rights.” However, we may not succeed in obtaining trademarks that we have applied for, including any trademarks relating to our game TLBB. Any failure to register trademarks may limit our ability to protect our rights under relevant trademark laws, and we may even need to change the name or the relevant trademark in certain cases, which may adversely affect our branding and marketing efforts.

In addition, we cannot assure you that our measures will be sufficient to protect our proprietary information and intellectual property. Intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other developed countries. Policing unauthorized use of proprietary technology is difficult and expensive. Any steps we have taken to prevent the misappropriation of our proprietary technology may be inadequate. The validity, enforceability and scope of protection of intellectual property in Internet-related industries are uncertain and still evolving. In particular, the laws and enforcement procedures in the PRC are uncertain and do not protect intellectual property rights in this area to the same extent as do the laws and enforcement procedures in the United States and other developed countries.

Despite our efforts to protect our intellectual property, we cannot assure you that other online game developers will not copy our ideas and designs, or other third parties will not infringe our intellectual property rights. For example, certain third parties have misappropriated the source codes of previous versions of TLBB and have set up unauthorized servers in China and elsewhere to operate TLBB to compete with us. As a result, we have taken measures to enforce our intellectual property rights. However, we cannot assure you that such measures will be successful in eliminating these unauthorized servers. The existence of unauthorized servers may attract game players away from our games and may result in decreases in our revenues. Litigation relating to intellectual property rights may result in substantial costs to us and diversion of resources and management attention away from our business, and may not be successful. In addition, as our ideas and designs are not protected by patents, other online game developers may independently develop ideas and designs that compete with us.

We may fail to maintain a stable and efficient physical distribution network for our prepaid game cards.

Online payment systems in China are in a developmental stage and are not as widely available to or accepted by consumers in China as they are in the United States. We rely heavily on a physical distribution network composed of third-party distributors to cover a network of retail outlets across China for the sales of our prepaid game cards to our game players. As a result, our revenues could be adversely affected by the under-performance of our distributors, such as the failure to meet minimum sales or penetration targets or the failure to establish an extensive retail network. Prior to January 1, 2009, we generally signed six-month agreements, and commencing January 1, 2009, we only sign one-year agreements with our distributors. We cannot assure you that we will continue to maintain favorable relationships with them. In addition, our distributors may violate our distribution agreements. Such violations may include, among other things, their:

•	failure to maintain minimum price levels for our prepaid game cards in accordance with our distribution agreements;

•	failure to properly promote our MMORPGs in local Internet cafes and other important outlets, or cooperate with our sales and marketing team’s efforts in their designated territories; and

•	selling our prepaid game cards outside their designated territories.

In the past, some of our distributors have failed to carry out their obligations in accordance with the distribution agreements, which resulted in our termination of our distribution relationship with them. If we decide to penalize, suspend or terminate our distributors for acting in violation of our distribution agreements, or if the distributors fail to address material violations committed by any of their retail outlets in a timely manner, our ability to effectively sell our prepaid game cards in any given territory could be negatively impacted, which could materially and adversely affect our revenues.

We could be liable for breaches of security of our and third-parties’ online payment platforms, and sales made through those channels might have a negative impact on our revenues.

Currently, we rely on Sohu’s online payment platform, or the PEAK system, to directly sell a substantial portion of virtual prepaid game cards and game points to our game players. We also sell our virtual prepaid game cards through other third-party online payment platforms. In all these online transactions, secured transmission of confidential information, such as customers’ credit card numbers and expiration dates, personal information and billing addresses, over public networks is essential to maintain consumer confidence. In addition, we expect that an increasing amount of our sales will be conducted over the Internet as a result of the growing use of online payment systems. As a result, the associated online crime will likely increase as well. We cannot assure you that our current security measures and those of the third parties with whom we transact business are adequate. We must be prepared to increase our security measures and efforts so that our game players have confidence in the reliability of the online payment systems that we use, which will require additional costs and expenses and may still not be completely safe. In addition, we do not have control over the security measures of our third-party online payment vendors. Security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could harm our reputation, ability to attract customers and ability to encourage customers to purchase virtual items.

We are dependent upon our existing management, our key development personnel and qualified technical personnel, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers and our key development personnel, such as our Chief Executive Officer, Tao Wang, who has been instrumental in the development of TLBB, our Chief Technology Officer, Xiaojian Hong, and our Chief Operating Officer, Dewen Chen. If one or more of our executive officers and key development personnel were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. In addition, if any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how, key professionals and staff members as well as suppliers. These executive officers and key employees could develop and operate games that could compete with and take game players away from our existing and future games. Each of our executive officers and key personnel has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers, key employees and us, these non-competition provisions may not be enforceable in China. If any of these were to happen, our competitive position and business prospects may be materially and adversely affected.

We are rapidly expanding our business and need to hire a significant number of new employees. If we are unable to attract a sufficient number of qualified new employees or retain our existing employees, our business prospects may be materially and adversely affected.

As we are in the early stages of our development and our business is growing rapidly, we plan to double the number of employees by the end of 2009 as we grow our business and revenues to achieve our strategic objectives, including senior-level executives, experienced project managers and game development personnel. However, our industry in China is characterized by high demand and intense competition for talent, particularly for game developers and related technical personnel, and we may not be able to attract a sufficient number of qualified new employees or retain existing employees to meet the growth of our business, in which case our growth strategy and our business prospects could be materially and adversely affected.

Our business could suffer if we do not successfully manage our current and future growth.

We have experienced a period of rapid growth and expansion that has placed, and will continue to place, strain on our management personnel, systems and resources. To accommodate our growth pursuant to our strategies, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, including online payment systems and related security systems, procedures and controls, and the improvement of our accounting and other internal management systems, all of which require substantial management efforts and financial resources. We will also need to continue to expand, train, manage and motivate our workforce, and manage our relationships with our distributors, third-party service providers and game player base. All of these endeavors will require substantial management effort and skills and the incurrence of additional expenditures. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

We incur additional costs and face significant risks when we license our games outside of China and seek to expand our operations to select markets, such as the United States. If we fail to manage these risks, our growth and business prospects could be materially and adversely affected.

We currently license TLBB to third-party operators to operate the game in Taiwan, Hong Kong, Vietnam, Malaysia and Singapore. Pursuant to our strategy, we plan to continue to license TLBB and other future games in these and other overseas markets. We also intend to expand our operations to select markets, such as MMORPG operations in the United States. Identifying appropriate overseas markets, negotiating with potential third-party licensees and managing our relationships with our licensees all require substantial management effort and skills and the incurrence of additional expenditures. Licensing games overseas also requires translation of our games to the local language of the overseas market in which we plan to license, and may require customization as well, both of which require additional costs and expenses. Furthermore, there are additional risks in connection with the licensing of our games overseas, including:

•	difficulties in identifying and maintaining good relationships with licensees who are knowledgeable about, and can effectively distribute and operate our games in, overseas markets;

•

difficulties and costs relating to compliance with the different legal requirements and commercial terms in the overseas markets in which we license our games, such as game export regulatory procedures, taxes and other restrictions and expenses;

•	difficulties in maintaining the reputation of our company and our games, given that our games are operated by licensees in the overseas markets pursuant to their own standards;

•	changes in the political, regulatory or economic conditions in a foreign country or region, or public policies toward online games;

•	fluctuations in currency exchange rate;

•	difficulties in verifying revenues generated from our games by our licensees for purposes of determining the royalties to us;

•	difficulties in protecting our intellectual property outside of China;

•	exposure to different regulatory systems governing the protection of intellectual property and the regulation of online games, the Internet and the export of technology;

•	the risk that the regulatory authorities in foreign countries or regions may impose withholding taxes, or place restriction on repatriation of our profits; and

•	inherent difficulties and delays in contract enforcement and collection of receivables through the use of foreign legal systems.

If we are unable to mange these risks effectively, our ability to license our games overseas may be impaired, which may materially and adversely affect our future growth, financial condition and results of operations.

Potential future acquisitions and/or strategic alliances may have an adverse effect on our ability to manage our business.

We may acquire technologies, businesses or assets that are complementary to our business and/or enter into strategic alliances in order to leverage our position in the Chinese MMORPG market. Future acquisitions or strategic alliances would expose us to potential risks, including risks associated with the integration of new technologies, businesses and personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business, and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions or strategic alliances. Any difficulties encountered in the acquisition and strategic alliance process may have an adverse effect on our ability to manage our business.

We do not have business insurance coverage.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products, or offer them at a high price. As a result, we do not have any business liability, loss of data or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of our resources.

There are uncertainties regarding the future growth of the online game industry in China.

The online game industry, from which we derive all of our revenues, is a relatively new and evolving industry. The growth of the online game industry and the level of demand and market acceptance of our games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors affecting the online game industry, many of which are beyond our control, including:

•	the growth of personal computer, Internet and broadband users and penetration in China and other markets in which we offer our games, and the rate of any such growth;

•	whether the online game industry, particularly in China and the rest of the Asia-Pacific region, continues to grow and the rate of any such growth;

•

general economic conditions in China, particularly economic conditions adversely affecting discretionary consumer spending, such as the slowdown in China’s economic growth partly caused by the recent global crisis in the financial services and credit markets;

•	the availability and popularity of other forms of entertainment, particularly games of console systems, which are already popular in developed countries and may gain popularity in China; and

•	changes in consumer demographics and public tastes and preferences.

There is no assurance that online games, in particular MMORPGs, will continue to be popular in China or elsewhere. A decline in the popularity of online games in general, or the MMORPGs that we operate, will likely adversely affect our business and prospects.

The successful operation of our business and implementation of our growth strategies, including our ability to accommodate additional game players in the future, depend upon the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.

Although private Internet service providers currently exist in China, almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or MIIT (formerly the Ministry of Information Industry). We rely on this infrastructure to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to develop aggressively the national information infrastructure, we cannot assure you that this infrastructure will be developed as planned or at all. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands necessary for the continued growth in Internet usage.

The limited use of personal computers in China and the relatively high cost of Internet access in relation to per capita gross domestic product may limit the development of the Internet in China and impede our growth.

The penetration rate for personal computers in China is significantly lower than it is in the United States and other developed countries. Furthermore, the cost of Internet access is still relatively high as compared to other developed countries. The limited use of personal computers in China and the relatively high cost of Internet access may limit the growth of our business. See “—The successful operation of our business and implementation of our growth strategies, including our ability to accommodate additional game players in the future, depend upon the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.” In addition, there may be increases in Internet access fees or telecommunication fees in China. If that happens, the number of our game players may decrease and the growth of our game player base may be materially impacted.

We face risks related to health epidemics and other natural disasters.

Our business could be adversely affected by the effects of avian flu, SARS or other epidemics or outbreaks. China reported a number of cases of SARS in 2003, which resulted in the closure by the PRC government of many businesses in May and June of 2003 to prevent the transmission of SARS. In recent years, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. These could include illness and loss of our management and key employees, as well as temporary closure of our offices and related other businesses, such as server operations, upon which we rely. Such loss of management and key employees or closures would severely disrupt our business operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic. In addition, other major natural disasters may also adversely affect our business by, for example, causing disruptions of the Internet network or otherwise affecting access to our games. For example, after the Sichuan earthquake in May 2008, we suspended our MMORPG operations during a three-day national mourning period.

Risks Related to Our Structure and Regulations

If the PRC government determines that the VIE structure for operating our business does not comply with PRC government restrictions on foreign investment in the online game industry, we could face severe penalties.

Various regulations in China currently restrict or prevent foreign-invested entities from engaging in telecommunication services, including operating online games. Because of these restrictions, our MMORPG operations in the PRC are conducted through our VIE, Gamease, a PRC company that is owned by our Chief Executive Officer and a Changyou employee, both of whom are PRC citizens, but which is effectively controlled by our subsidiary, AmazGame, through a series of contractual arrangements. For details of these contractual arrangements, see “Our History and Corporate Structure.”

A circular issued by MIIT in July 2006, or the MIIT circular, reiterated the regulations on foreign investment in telecommunications businesses. Under this circular, a domestic company that holds a license for the provision of Internet information service, or an ICP license, or a license to conduct any value-added telecommunications business in China, is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China.

Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder. The circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the regulators, it is uncertain whether MIIT would consider our corporate structures and contractual arrangements as a kind of foreign investment in telecommunication services. Therefore, it is unclear what impact this circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate structures and contractual arrangements as ours.

In the opinion of our PRC counsel, Commerce & Finance Law Offices, (i) the ownership structure and the business and operation model of each of AmazGame and Gamease are in compliance with all existing PRC laws and regulations, and (ii) each contract that AmazGame entered into with Gamease and its shareholders is valid and binding, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the MIIT circular discussed above. Accordingly, we cannot assure you that the PRC regulatory authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

If we are found to be in violation of any existing or future PRC laws or regulations, including the MIIT circular, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking Gamease’s or AmazGame’s business or operating licenses, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue all or any portion of our game operations. Any of these actions could cause significant disruption to our business operations.

AmazGame’s contractual arrangements with Gamease and its shareholders may not be as effective in providing control over Gamease as direct ownership of Gamease and the shareholders of Gamease may have potential conflicts of interest with us.

We have no ownership interest in Gamease and we conduct substantially all of our operations and generate substantially all of our revenues through contractual arrangements that our subsidiary, AmazGame, had entered into with Gamease and its shareholders, and such contractual arrangements are designed to provide us with effective control over Gamease. See “Our History and Corporate Structure” for a description of these contractual arrangements. We depend on Gamease to hold and maintain certain licenses necessary for our game business. Gamease also owns all of the necessary intellectual property, facilities and other assets relating to the operation of our games, and employs personnel for our game operations and distribution.

Although in the opinion of our PRC counsel, Commerce & Finance Law Offices, each of these contractual arrangements is valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect, they may not be as effective in providing us with control over Gamease as direct ownership. If we had direct ownership of Gamease, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Gamease, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. Due to our VIE structure, we have to rely on contractual rights to effect control and management of Gamease, which exposes us to the risk of potential breach of contract by the shareholders of Gamease. In addition, as Gamease is jointly owned by its shareholders, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us.

The shareholders of Gamease may breach, or cause Gamease to breach, the contracts for a number of reasons. For example, their interests as shareholders of Gamease and the interests of our company may conflict and we may fail to resolve such conflicts; the shareholders may believe that breaching the contracts will lead to greater economic benefit for them; or the shareholders may otherwise act in bad faith. If any of the foregoing were to happen, we may have to rely on legal or arbitral proceedings to enforce our contractual rights, including specific performance or injunctive relief, and claiming damages. Such arbitral and legal proceedings may cost us substantial financial and other resources, and result in disruption of our business, and we cannot assure you that the outcome will be in our favor.

In addition, as all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Gamease, and our ability to conduct our business may be materially and adversely affected.

AmazGame and Gamease’s contractual arrangements may result in adverse tax consequences to us.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that AmazGame and Gamease’s contractual arrangements were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by Gamease, which could adversely affect us by (i) increasing Gamease’s tax liability without reducing AmazGame’s tax liability, which could further result in interest being levied to us for underpaid taxes; or (ii) limiting the ability of AmazGame and Gamease to maintain preferential tax treatments and other financial incentives.

All of our revenues are generated through Gamease, our VIE, and we rely on payments made by Gamease to AmazGame, our subsidiary, pursuant to contractual arrangements to transfer any such revenues to AmazGame. Any restriction on such payments and any increase in the amount of PRC taxes applicable to such payments may materially and adversely affect our business and our ability to pay dividends to our shareholders and ADS holders.

We conduct substantially all of our operations through Gamease, our VIE, which generates all of our revenues. As Gamease is not owned by our subsidiaries, it is not able to make dividend payments to our subsidiaries. Instead, AmazGame, our subsidiary in China, entered into a number of contracts with Gamease, including a Business Operation Agreement, a Technology Support and Utilization Agreement, and a Services and Maintenance Agreement, pursuant to which Gamease pays AmazGame for certain services that AmazGame provides to Gamease. However, depending on the nature of services provided, certain of these payments are subject to PRC taxes at different rates, including business taxes and VATs, which effectively reduce the amount that AmazGame receives from Gamease. We cannot assure you that the PRC government will not impose restrictions on such payments or change the tax rates applicable to such payments. Any such restrictions on such payment or increases in the applicable tax rates may materially and adversely affect our ability to receive payments from Gamease or the amount of such payments, and may in turn materially and adversely affect our business, our net income and our ability to pay dividends to our shareholders and ADS holders.

We do not hold Internet publishing licenses, which are required under PRC regulations, for the games we currently operate due to temporary suspension of issuance of such licenses by the General Administration of Press and Publication, or GAPP, since our inception. If GAPP later challenges the commercial operation of our games, or if we fail to obtain or renew necessary licenses to commercially operate our games, we may be subject to various penalties, including restrictions on our operations.

Pursuant to PRC regulations issued by GAPP and MIIT relating to the regulation of online publication, an online game operator needs to obtain an Internet publishing license in order to directly make its online games publicly available in the PRC, as operating online games is deemed to be an online publishing activity. See “Regulations—Online Games and Cultural Products.” We do not hold such a license, as GAPP temporarily suspended issuance of such licenses. Prior to the transfer of all of the assets and operations relating to Sohu’s MMORPG business unit to us on December 1, 2007, our MMORPGs, TLBB and BO, were published in China under an Internet publishing license held by Beijing Sohu Internet Information Service Co., Ltd., or Sohu Internet, a VIE of Sohu, and electronic publication licenses held by third-party publishers. TLBB and BO are currently published in China as electronic publications by the same third-party publishers, but we do not have an Internet publishing license due to the temporary suspension of new issuances by GAPP. We applied for the Internet publishing licenses with respect to TLBB and BO in July 2008. The current PRC regulations are not clear as to the consequence of operating without an Internet publishing license. We have made oral inquiries with the officials at GAPP and have been informed that GAPP is aware of and does not object to such practice, so long as the applications for the Internet publishing licenses for such online games have been filed with GAPP. We cannot assure you that we will be able to obtain the Internet publishing licenses for our games. If this practice is later challenged by GAPP, we may be subject to various penalties, including fines and the discontinuation or restriction on our operations.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our websites.

The PRC government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. When Internet content providers and Internet publishers, including online game operators, find that information falling within the above scope is transmitted on their websites or is stored in their electronic bulletin service systems, they are required to terminate the transmission of such information or delete such information immediately, keep records, and report to relevant authorities. Failure to comply with these requirements could result in the revocation of our ICP license and other required licenses and the closure of our websites. Website operators may also be held liable for prohibited information displayed on, retrieved from or linked to their websites.

In addition, the MIIT has published regulations that subject website operators to potential liability for the actions of game players and others using their websites, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing.

As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as an MMORPG developer and operator. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our websites by our game players, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to curtail our games, which may reduce our game player base, the amount of time our games are played or the purchases of virtual items.

There are currently no laws or regulations in the PRC governing property rights of virtual assets and therefore it is not clear what liabilities, if any, we may have relating to the loss of virtual assets by our game players.

In the course of playing our games, TLBB and BO, some virtual assets, such as game player experience, skills and weaponry, are acquired and accumulated. Such virtual assets can be highly valued by game players and in some cases are traded among game players for real money or assets. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service by a network crash, or by hacking activities. There are currently no PRC laws and regulations governing property rights of virtual assets. As a result, it is unclear who is the legal owner of virtual assets and whether the ownership of virtual assets is protected by law. In addition, it is unclear under PRC law whether an operator of online games such as us would have any liability (whether in contract, tort or otherwise) for loss of such virtual assets by game players. Based on several judgments regarding the liabilities of online game operators for loss of virtual assets by game players, the courts have generally required the online game operators to provide well-developed security systems to protect such virtual assets owned by game players. In the event of a loss of virtual assets, we may be sued by game players and may be held liable for damages.

Our operations may be adversely affected by implementation of new anti-fatigue-related regulations.

The PRC government may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to online games, particularly by minors. Recently, eight PRC government authorities, including the GAPP, the Ministry of Education and MIIT issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. Under the anti-fatigue system, three hours or less of continuous play is defined to be “healthy,” three to five hours is defined to be “fatiguing,” and five hours or more is defined to be “unhealthy.” Game operators are required to reduce the value of game benefits for minor game players by half when those game players reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game. This system allows game operators to identify which game players are minors. These restrictions could limit our ability to increase our business among minors. Furthermore, if these restrictions were expanded to apply to adult game players in the future, our business could be materially and adversely affected.

The PRC government has begun to tighten its regulation of Internet cafes, which are currently one of the primary places where our games are played. Stricter government regulation of Internet cafes could restrict our ability to maintain or increase our revenues and our game player base.

Internet cafes are one of the primary places where our games are played. In April 2001, the PRC government began tightening its regulation and supervision of Internet cafes. In particular, a large number of Internet cafes without requisite government licenses have been closed. In addition, the PRC government has imposed higher capital and facility requirements for the establishment of Internet cafes. The PRC government’s policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafes, may also slow down the growth in the number of new Internet cafes. In February 2007, several central governmental authorities jointly issued a notice suspending the issuance of new Internet cafe licenses. It is unclear when or if this suspension will be lifted. Governmental authorities may from time to time impose stricter requirements, such as the customers’ age limit and hours of operation, among others, as a result of the occurrence and perception of, and the media attention on, gang fights, arson and other incidents in or related to Internet cafes. So long as Internet cafes remain as one of the primary places for game players to play our games, any reduction in the number, or any slowdown in the growth, of Internet cafes or restrictions in their operations in China could limit our ability to maintain or increase our revenues and our game player base, thereby adversely affecting our results of operations and business prospects.

Restrictions on virtual currency may adversely affect our game operations revenues.

Our game operations revenues are collected through the sale of our prepaid game cards or online sale of game points. The Notice on the Reinforcement of the Administration of Internet Cafes and Online Games, or the Internet Cafes Notice, issued by the Ministry of Culture on February 15, 2007, directs the People’s Bank of China, or PBOC, to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase virtual items. These restrictions may result in lower sales of our prepaid game cards or game points, and could have an adverse effect on our game operations revenues.

Our business may be adversely affected by public opinion and governmental policies in China as well as in other jurisdictions where we license our MMORPGs to third parties.

Currently, most of our game players in China are young males, many of whom are students. Due to a relatively high degree of game player loyalty to MMORPGs, easy access to personal computers and Internet cafes, and the lack of other appealing forms of entertainment in China, many teenagers in China frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including education, vocational training, sports, and taking rest, which could result in adverse public reaction and stricter government regulation. For example, the PRC government has promulgated anti-fatigue-related regulations to limit the amount of time minors can play online games. See “—Our operations may be adversely affected by implementation of new anti-fatigue-related regulations.” The PRC government has also begun to tighten its regulations on Internet cafes, currently one of the primary places where online games are played, including limiting the issuance of Internet cafe operating licenses and imposing higher capital and facility requirements for the establishment of Internet cafes. See “—The PRC government has begun to tighten its regulation of Internet cafes, which are currently one of the primary places where our games are played. Tightened government regulation of Internet cafes could restrict our ability to maintain or increase our revenues and our game player base.”

Adverse public opinion could discourage game players from playing our games, and could result in government regulations that impose additional limitations on the operations of online games as well as the game players’ access to online games, such as imposing stricter age and hour limits on Internet cafes, limiting the issuance of virtual currency by online game operators or the amount of virtual currency that can be purchased by an individual game player, or extending anti-fatigue-related regulations to adults. Such adverse public opinion and tightened government regulations could materially and adversely affect our business prospects and our ability to maintain or increase revenues.

In addition, the PRC State Administration of Taxation recently announced that it will tax game players on the income derived from the trading of virtual currencies at the rate of 20%. However, it is currently unclear how the tax will be collected or if there will be any effect on our game players or our business.

Moreover, similar adverse public reaction may arise, and similar government policies may be adopted, in other jurisdictions where we license out our games, which could materially and adversely affect our overseas licensing revenues.

The laws and regulations governing the online game industry in China are evolving and subject to future changes. We may fail to obtain or maintain all applicable permits and approvals.

The online game industry in China is highly regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the State Council, the MIIT, GAPP, the Ministry of Culture and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the online game industry.

We are required to obtain applicable permits or approvals from different regulatory authorities in order to operate our MMORPGs. For example, as an online game operator in China, we must obtain an Online Cultural Operating Permit from the Ministry of Culture and an Internet publishing license from GAPP in order to distribute games through the Internet. If we fail to maintain any of our permits or approvals or to apply for permits and approvals on a timely basis, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations.

As the online game industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online game industry. We cannot assure you that we will be able to obtain timely, or at all, required licenses or any other new license required in the future. We cannot assure you that we will not be found in violation of any current PRC laws or regulations should their interpretations change, or that we will not be found in violation of any future PRC laws or regulations.

Risks Related to Our Carve-out from Sohu and

Our Continued Relationship with Sohu

We have no experience operating as a separate, stand-alone company.

Changyou was formed on August 6, 2007 as an indirect subsidiary of Sohu.com Inc. to hold and operate the MMORPG business of Sohu. Sohu transferred all of its assets, liabilities and operations relating to its MMORPG business to us on December 1, 2007. Although we had been operating as a business unit within the Sohu Group prior to the carve-out, we have had no experience in conducting our operations on a separate, stand-alone basis. Our senior management has not previously worked together to manage a separate, stand-alone company. We may encounter operational, administrative and strategic difficulties as we adjust to operating as a separate, stand-alone company, which may cause us to react slower than our competitors to industry changes, may divert our management’s attention from running our business or may otherwise harm our operations. In addition, since we are becoming a public company, our management team will need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to separate, stand-alone public companies, including requirements relating to corporate governance, listing standards and securities and investor relations issues. While we were a business unit within the Sohu Group, we were indirectly subject to requirements to maintain an effective internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. However, as a separate, stand-alone public company, our management will have to evaluate our internal control system independently with new thresholds of materiality, and to implement necessary changes to our internal control system. We cannot guarantee that we will be able to do so in a timely and effective manner.

Because we have not operated as a separate, stand-alone entity in the past, we may find that we need to acquire assets in addition to those contributed to us in connection with our carve-out. We may fail to acquire assets that prove to be important to our operations or we may not be able to integrate all of our assets.

Our ability to operate our business effectively may suffer if we do not, quickly and cost-effectively, establish our own financial, administrative and other support functions in order to operate as a separate, stand-alone company.

Historically, we have relied on financial, administrative and other resources of Sohu to operate our business. As a separate, stand-alone public company, we will need to create our own financial, administrative and other support systems or contract with third parties to replace Sohu’s systems, as well as the independent internal controls required by the Sarbanes-Oxley Act of 2002. Any failure or significant disruption to our own financial or administrative systems could have an adverse impact on our business operations, such as paying our suppliers and employees, executing foreign currency transactions or performing other administrative services, on a timely basis.

Our financial information included in this prospectus may not be representative of our results as a separate, stand-alone company.

The consolidated financial statements included in this prospectus were prepared on a carve-out basis. We made numerous estimates, assumptions and allocations in our financial information because Sohu did not account for us, and we did not operate, as a separate, stand-alone company for any period prior to December 1, 2007.

Prior to Sohu’s transfer of all the assets and operations of its MMORPG business unit to our PRC subsidiary and VIE, effective December 1, 2007, the operations of our MMORPGs were carried out by various companies owned or controlled by Sohu.com Inc. For periods both before and after December 1, 2007, our consolidated financial statements include the assets, liabilities, revenues, expenses and changes in shareholders’ equity and cash flows that were directly attributable to our MMORPG business whether held or incurred by Sohu or by Changyou. In cases involving assets and liabilities not specifically identifiable to any particular operation of Sohu, only those assets and liabilities transferred or expected to be transferred to Changyou are included in our consolidated balance sheets. With respect to costs of operations of the MMORPG business, an allocation of certain general corporate expenses of Sohu which are not directly related to the MMORPG operations and an allocation of certain advertising and other expenses provided by Sohu to Changyou were also included. These allocations are based on a variety of factors depending upon the nature of the expenses being allocated, including revenue, the number of employees and the number of servers. Our statements of operations also include the sales and marketing expenses and other costs charged from Sohu. The transactions are measured at the amount of consideration established and agreed to by the related parties. Although our management believes that the assumptions underlying our financial statements and the above allocations are reasonable, our financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a separate, stand-alone company during the periods presented. See “Our Relationship with Sohu” for our arrangements with Sohu and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial Data” and the notes to our consolidated financial statements included elsewhere in this prospectus for our historical cost allocation. In addition, in preparation for becoming a separate, stand-alone company, we have been establishing our own financial, administrative and other support systems or contracting with third parties to replace Sohu’s systems, the cost of which could be significantly different from cost allocation with Sohu for the same services. Therefore, you should not view our historical results as indicators of our future performance.

We may not be able to continue to receive the same level of support from Sohu and may not be successful in establishing our brand identity.

Sohu has been a leading Internet portal in China, and our MMORPG business has benefited significantly from Sohu’s strong Internet market position in China and its expertise in game review and editing. For example, we have benefited from marketing and advertising across Sohu’s domains (such as Sohu.com, the Sohu portal, and 17173.com, the website maintained by Sohu that is dedicated to online game information), and using Sohu’s email system and the Sohu Group’s single-user ID system, which provide Sohu’s large number of registered users easy access to our games. We also benefit from the strong brand recognition of Sohu in China, which has provided us a broad marketing reach. In addition, Sohu’s experienced game editors reviewed and critiqued our games prior to launch, improving the quality of our games upon launch.

Although we have entered into Master Transaction Agreement, Marketing Services Agreement and other related agreements with Sohu, we cannot assure you we will continue to receive the same level of support from Sohu after we become a separate, stand-alone company. In addition, as an entity that is newly separated from Sohu, Changyou as a brand name does not have the same level of recognition as Sohu in China’s Internet market. As a result, the popularity of our MMORPGs may decline as a result of lack of brand recognition. Additionally, our current customers, suppliers, and partners may react negatively to our carve-out from Sohu. We will need to expend significant time, effort and resources to continue to establish our brand name in the marketplace and our own independent identity. This effort may not be successful, which could materially and adversely affect our business. We have applied for the trademark registration of Changyou and other related trademarks in China, but we cannot assure you we will be able to obtain such trademarks, or obtain them with the scope we seek, which may materially and adversely affect our branding efforts.

Our agreements with Sohu may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our Non-Competition Agreement with Sohu limits the scope of business that we are allowed to conduct.

We entered into a Master Transaction Agreement, a Non-Competition Agreement, a Marketing Services Agreement and other related agreements with Sohu prior to this offering and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the Non-Competition Agreement we entered into with Sohu, we are prohibited during the non-competition period (which commences on January 1, 2009 and ends on the later of three years after Sohu no longer owns in the aggregate at least 10% of the voting power of our then outstanding voting securities and five years after the date that the registration statement of which this prospectus forms a part was first publicly filed with the SEC) from entering into any non-MMORPG businesses conducted or contemplated to be conducted by Sohu as of the date of this prospectus. Sohu currently offers casual games in addition to Internet portal, search and mobile value-added services. However, “casual games” is not defined in the Non-Competition Agreement. Such contractual limitations significantly affect our ability to diversify our revenue source and may materially and adversely impact our business and results of operations should the growth of MMORPGs in China slow down. In addition, pursuant to our Master Transaction Agreement with Sohu, we agreed to indemnify Sohu for, among other things, liabilities arising from litigation and other contingencies related to our business and assumed these liabilities as part of our carve-out from Sohu. The allocation of assets and liabilities between Sohu and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as Sohu continues to control us, we may not be able to bring a legal claim against Sohu in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

Sohu will control the outcome of shareholder actions in our company.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering and Sohu holds Class B ordinary shares. Upon completion of this offering, assuming the underwriters do not exercise their over-allotment option, Sohu will hold 70.7% of the combined total of our outstanding Class A and Class B ordinary shares, and will control 81.5% of the total voting power of the combined total of our outstanding Class A and Class B ordinary shares due to the additional voting power of the Class B ordinary shares it holds. Sohu has advised us that it does not anticipate disposing of its voting control in us in the near future. Sohu’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NASDAQ requirements, including the election and removal of any member of our board of directors, significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements. Due to the disparate voting powers attached to the two classes of our ordinary shares, Sohu will have sufficient voting power to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding Class A and Class B ordinary shares.

Sohu’s voting control may cause transactions to occur that might not be beneficial to you as a holder of ADSs, and may prevent transactions that would be beneficial to you. For example, Sohu’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. In addition, Sohu is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs. If Sohu is acquired or otherwise undergoes a change of control, any acquiror or successor will be entitled to exercise the voting control and contractual rights of Sohu, and may do so in a manner that could vary significantly from that of Sohu.

We may have conflicts of interest with Sohu and, because of Sohu’s controlling ownership interest in our company, may not be able to resolve such conflicts on favorable terms for us.

Conflicts of interest may arise between Sohu and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

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Indemnification arrangements with Sohu.    We have agreed to indemnify Sohu with respect to lawsuits and other matters relating to our MMORPG business, including operations of that business when it was a business unit of Sohu prior to the carve-out transactions. These indemnification arrangements could result in our having interests that are adverse to those of Sohu, for example different interests with respect to settlement arrangements in a litigation matter. In addition, under these arrangements, we agreed to reimburse Sohu for liabilities incurred (including legal defense costs) in connection with litigation, while Sohu will be the party prosecuting or defending the litigation.

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Non-competition arrangements with Sohu.    We and Sohu have each agreed not to compete with the core business of each other. Sohu has agreed not to compete with us in the MMORPG business anywhere in the world. We have agreed not to compete with Sohu in the Internet portal, search, mobile value-added services, games business and any other businesses, except MMORPGs and related support services, conducted or contemplated to be conducted by Sohu as of the date of this prospectus. Sohu can continue to provide links to MMORPGs and other games, including to those of our competitors, on its 17173.com website.

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Employee recruiting and retention.    Because both Sohu and we operate primarily in Beijing, and both Sohu and we are engaged in online game development and operation, we may compete with Sohu in the hiring of new employees, in particular with respect to software development. We have a non-solicitation arrangement with Sohu that would restrict either Sohu or us from hiring any of the other’s employees.

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Our board members or executive officers may have conflicts of interest.    Dr. Charles Zhang, who will be our Chairman of the Board, is currently also serving as Sohu’s Chairman and Chief Executive Officer. Each of our board members and executive officers also owns shares, restricted share units and/or options in Sohu. Sohu may continue to grant incentive share compensation to our board members and executive officers from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Sohu and us.

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Sale of shares in our company.    Sohu may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our shareholders, including our employees or our public shareholders.

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Allocation of business opportunities.    Business opportunities may arise that both we and Sohu find attractive, and which would complement our respective businesses. Sohu may decide to take the opportunities itself, which would prevent us from taking advantage of the opportunity ourselves.

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Developing business relationships with Sohu’s competitors.    So long as Sohu remains as our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other Internet portals in China. This may limit the effectiveness of our online advertisement for the best interest of our company and our other shareholders.

Although our company is a separate, stand-alone entity, we expect to operate, for as long as Sohu is our controlling shareholder, as a part of the Sohu Group. Sohu may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. Sohu’s decisions with respect to us or our business may be resolved in ways that favor Sohu and therefore Sohu’s own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material and adverse effect on the overall economic growth of China, which could reduce the demand for our products.

Most of our business operations are conducted in China and most of our revenues are generated in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, the level of development, the growth rate, the control of foreign exchange, and the allocation of resources.

While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. For example, the Chinese economy experienced high inflation in the second half of 2007 and the first half of 2008. China’s consumer price index soared 7.9% during the six months ended June 30, 2008 as compared to the same period in 2007. To combat inflation and prevent the economy from overheating, the PRC government adopted a number of tightening macroeconomic measures and monetary policies, including increasing interest rates, raising statutory reserve rates for banks and controlling bank lending to certain industries or economic sectors. However, due in part to the impact of the global crisis in financial services and credit markets and other factors, the growth rate of China’s gross domestic product has decreased to 6.8% in the fourth quarter of 2008, down from 11.9% reached in the second quarter of 2007. As a result, beginning in September 2008, among other measures, the PRC government began to loosen macroeconomic measures and monetary policies by reducing interest rates and decreasing the statutory reserve rates for banks. In addition, in November 2008 the PRC government announced an economic stimulus package in the amount of $586 billion. We cannot assure you that the various macroeconomic measures, monetary policies and economic stimulus package adopted by the PRC government to guide economic growth and the allocation of resources will be effective in sustaining the fast growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long-term, may adversely affect us if they reduce the disposable income of our game players.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

We conduct substantially all of our operations through AmazGame and Gamease, companies established in the PRC. AmazGame is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government’s decisions by the higher level government. These uncertainties may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Contract drafting, interpretation and enforcement in China involves significant uncertainty.

We have entered into numerous contracts governed by PRC law, many of which are material to our business. As compared with contracts in the United States, contracts governed by PRC law tend to contain less detail and are not as comprehensive in defining contracting parties’ rights and obligations. As a result, contracts in China are more vulnerable to disputes and legal challenges. In addition, contract interpretation and enforcement in China is not as developed as in the United States, and the result of any contract dispute is subject to significant uncertainties. Therefore, we cannot assure you that we will not be subject to disputes under our material contracts, and if such disputes arise, we cannot assure you that we will prevail. Due to the materiality of certain contracts to our business, such as our license agreements with Louis Cha regarding our rights to develop and operate TLBB and DMD, any dispute involving such contracts, even without merit, may materially and adversely affect our reputation and our business operations, and may cause the price of our ADSs to decline.

There are significant uncertainties under the new corporate income tax law of the PRC, or the New CIT Law, which became effective on January 1, 2008, regarding our PRC enterprise income tax liabilities, such as tax on dividends paid to us by our PRC subsidiary. The New CIT Law also contains uncertainties regarding possible PRC withholding tax on dividends we pay to our overseas shareholders and gains realized from the transfer of our shares by our overseas shareholders.

We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Changyou.com HK Limited, or Changyou HK, our equity interest in AmazGame, our subsidiary in the PRC. Our business operations are principally conducted through AmazGame and Gamease, our VIE controlled by AmazGame. The New CIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. As Changyou HK is a Hong Kong company and owns 100% of AmazGame, under the aforesaid arrangement, any dividends that AmazGame pays Changyou HK will be subject to a withholding tax at the rate of 5%, provided that Changyou HK and we are not considered to be PRC tax resident enterprises as described below.

Under the New CIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. A substantial majority of the members of our management team as well as the management team of Changyou HK are located in China. If we or Changyou HK is considered as a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

Furthermore, the implementation rules of the New CIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New CIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we and Changyou HK are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result be subject to PRC withholding tax at the rate up to 10%. For example, if we are considered a PRC tax resident enterprise, then, with respect to the cash dividend that we have declared to Sohu.com (Game) Limited in the amount of $96.8 million prior to the completion of this offering, we may be required to withhold up to $10.0 million in PRC withholding taxes. We intend to take the position that any dividends we pay to our overseas shareholders or ADS holders will not be subject to a withholding tax in the PRC.

As the New CIT Law and the implementation rules have only recently taken effect, it is uncertain as to how they will be implemented by the relevant PRC tax authorities. If dividend payments from AmazGame to Changyou HK and from Changyou HK to us are subject to PRC withholding tax, our financial condition, results of operations and the amount of dividends available to pay our shareholders may be adversely affected. If dividends we pay to our overseas shareholders or ADS holders or gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs are subject to PRC withholding tax, it may materially and adversely affect your investment return and the value of your investment in us.

Our PRC subsidiary and VIE are qualified as “software enterprises” and enjoy tax benefits under the New CIT Law. However, we cannot assure you that we will be able to continue to enjoy such tax benefits. If our status as a “software enterprise” is repealed, we may have to pay additional taxes to make up any previously unpaid tax and may be subject to a higher tax rate, which may materially and adversely affect our results of operations.

The New CIT Law, which became effective on January 1, 2008, applies a uniform statutory income tax rate of 25% to enterprises in China. The New CIT Law and implementation rules promulgated under the New CIT Law provide that “software enterprises” enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Both AmazGame and Gamease have been qualified as “software enterprises” and we were informed by such bureau that both AmazGame and Gamease will be subject to 0% income tax rate for the full year 2008 and a 50% tax reduction for the following three years. In accordance with the administrative requirements of the relevant tax authorities, both AmazGame and Gamease prepaid PRC income tax at the statutory rate of 25% for the first three quarters of 2008, which amounted to $18.9 million. We were not required to prepay income tax for the fourth quarter of 2008. In January 2009, we received a full refund of such prepaid income tax from the relevant tax authorities.

As the New CIT Law and its implementation rules have only recently taken effect, there are uncertainties on their future interpretation and implementation. We cannot assure you that the qualification of AmazGame and Gamease as “software enterprises” by the relevant tax authority will not be challenged in the future by their supervising authorities and be repealed, or that there will not be future implementation rules that are inconsistent with current interpretation of the New CIT Law. If the tax benefits AmazGame and Gamease enjoy as a “software enterprises” are revoked, and we are otherwise unable to qualify AmazGame and Gamease for other income tax exemptions or reductions, our effective income tax rate will increase significantly. In addition, we may have to pay additional taxes to make up any previously unpaid tax. As a result, our results of operations could be materially and adversely affected.

To fund any cash requirements we may have, we may need to rely on dividends, loans or advances made by our PRC subsidiary, AmazGame, which are subject to limitations and possible taxation under applicable PRC laws and regulations.

We may rely on dividends and other distributions on equity, or loans and advances made by our Chinese subsidiary, AmazGame, to fund any cash requirements we may have, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders or ADS holders, and to service any debt we may incur. The distribution of dividends and the making of loans and advances by entities organized in China are subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. AmazGame is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends, loans or advances. AmazGame may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us. In addition, if AmazGame incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Furthermore, under regulations of the State Administration of Foreign Exchange, or the SAFE, the Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

In addition, there are uncertainties under the New CIT Law with regard to the PRC withholding tax on dividends paid by AmazGame to Changyou HK. See “—There are significant uncertainties under the new Enterprise Income Tax Law of the PRC, or the New CIT Law, which became effective on January 1, 2008, regarding our PRC enterprise income tax liabilities, such on tax on dividends paid to us by our PRC subsidiary. The New CIT Law also contains uncertainties regarding possible PRC withholding tax on dividends we pay to our overseas shareholders and gains realized from the transfer of our shares by our overseas shareholders.” Should such dividends be subject to PRC withholding tax, the amount of cash available to us for our cash needs, including for the payment of dividends to our shareholders or ADS holders, would be materially and adversely affected.

Furthermore, we control our operating entity in China, Gamease, through contractual arrangements rather than equity ownership. AmazGame entered into Technology Support and Utilization Agreement and Operation and Maintenance Agreement with Gamease, pursuant to which Gamease will pay AmazGame for the services AmazGame provides to Gamease. See “Our History and Corporate Structure.” To the extent that there is any distributable profit in Gamease, it may be difficult for Gamease to distribute such profit to AmazGame, which may further limit the amount that AmazGame can distribute to us.

We may be required to obtain prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading of our ADSs on the NASDAQ Global Select Market.

On August 8, 2006, six PRC regulatory authorities, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective on September 8, 2006. This regulation, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear.

Our PRC legal counsel, Commerce & Finance Law Offices, is of the opinion that prior CSRC approval for this offering is not required because (i) AmazGame was incorporated by a foreign owned enterprise, and there was no acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the New M&A Rules; and (ii) there is no provision in the New M&A Rules that clearly classifies the contractual arrangements between AmazGame and Gamease as a kind of transaction falling under the New M&A Rules. As a result we did not seek prior CSRC approval for this offering. However, we cannot assure you that the relevant PRC government authorities, including the CSRC, will reach the same conclusion as our PRC legal counsel. If the CSRC or other relevant PRC government authorities subsequently determine that prior CSRC approval is required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.3% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and December 31, 2008. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As substantially all of our costs and expenses are denominated in Renminbi, the revision in exchange rate policy effected in July 2005 has increased, and potential future revisions could further increase, our costs and expenses in U.S. dollar terms. Our proceeds from overseas financing, such as this offering, will decrease in value if we choose not to or are unable to convert the proceeds of this offering into Renminbi and the Renminbi appreciates against the U.S. dollar, which may reduce the value of your investment.

Recent regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

In October 2005, SAFE promulgated Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, that states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations. Under this regulation, their failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity.

We have requested our shareholders who are PRC residents to make the necessary applications, filings and amendments as required under Circular 75 and other related rules. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 75 or other related rules. Any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under this regulation could subject us to fines or sanctions imposed by the PRC government, including restrictions on AmazGame’s ability to pay dividends or make distributions to us and our ability to increase our investment in AmazGame.

SAFE rules and regulations may limit our ability to transfer the net proceeds from this offering to Gamease, our VIE in the PRC, which may adversely affect the business expansion of Gamease, and we may not be able to convert the net proceeds from this offering into Renminbi to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines. As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from this offering to Gamease through our subsidiary in the PRC, which may adversely affect the business expansion of Gamease, and we may not be able to convert the net proceeds from this offering into Renminbi to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

We may be subject to fines and legal sanctions if we or our employees who are PRC citizens fail to comply with recent PRC regulations relating to employee stock options granted by overseas listed companies to PRC citizens.

On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules were issued by SAFE on January 5, 2007, which both have taken effect on February 1, 2007. Under these regulations, all foreign exchange matters involved in an employee stock holding plan, stock option plan or similar plan in which PRC citizens’ participation requires approval from the SAFE or its authorized branch. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options or restricted share units, or issued restricted shares by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to complete certain other procedures and transactional foreign exchange matters upon the examination by, and approval of, SAFE. We and our employees who are PRC citizens who have been granted stock options or restricted share units, or issued restricted shares are subject to the Stock Option Rule. However, currently, SAFE does not accept applications made by non-listed companies. As a result, we have not made such application. If the relevant PRC regulatory authority determines that our PRC employees who hold such options, restricted share units or restricted shares or their PRC employer fail to comply with these regulations after our listing, such employees and their PRC employer may be subject to fines and legal sanctions.

Risks Related to Our Class A Ordinary Shares and ADSs

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, our shareholders may have less protection for their shareholder rights than they would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, all of our directors and executive officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in Cayman Islands courts or PRC courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments. See “Enforceability of Civil Liabilities.”

We will be a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

After the completion of this offering, Sohu will own more than 50% of the total voting power of our ordinary shares and we will be a “controlled company” under the NASDAQ Stock Market Rules. We intend to rely on certain exemptions that are available to controlled companies from NASDAQ corporate governance requirements, including the requirements:

•	that a majority of our board of directors consist of independent directors;

•	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committee and compensation committee.

We are not required to and will not voluntarily meet these requirements. As a result of our use of the “controlled company” exemptions, you will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

The market price for our ADSs may be subject to wide fluctuations and our securities may trade below the initial public offering price.

The initial public offering price of our ADSs will be determined by negotiations between Sohu, us and representatives of the underwriters, based on numerous factors we discuss under “Underwriting.” This price may not be indicative of the market price of our ADSs after this offering. We cannot assure you that you will be able to resell your ADSs at or above the initial public offering price or our net asset value. The securities of a number of Chinese companies and companies with substantial operations in China have also experienced wide fluctuations subsequent to their initial public offerings, including trading at prices substantially below the initial public offering prices. Among the factors that could affect the price of our ADSs are risk factors described in this section and other factors, including:

•	announcements of competitive developments, including new games by our competitors;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	failure of our quarterly financial and operating results to meet market expectations or failure to meet our previously announced guidance;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other Internet or online game companies;

•	additions or departures of our executive officers and other key personnel;

•	announcements regarding intellectual property litigation (or potential litigation) involving us or any of our directors and officers;

•	fluctuations in the exchange rates between the U.S. dollar and the Renminbi;

•	release or expiration of the underwriters’ post-offering lock-up or other transfer restrictions on our outstanding ordinary shares and ADSs; and

•	sales or perceived sales of additional shares or ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular industries or companies. For example, the capital and credit markets have been experiencing volatility and disruption for more than 12 months. Starting in September 2008, the volatility and disruption have reached extreme levels, developing into a global crisis. As a result, stock prices of a broad range of companies worldwide, whether or not they are related to financial services, have declined significantly. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.

We have considerable discretion in the use of proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We intend to use the net proceeds from this offering for general corporate purposes, including capital expenditures and funding possible future acquisitions. We have not allocated the net proceeds of this offering to any particular project or acquisition. Rather, our board of directors and our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our board of directors and our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. With the exception of the listing of our ADSs on the NASDAQ Global Select Market, our ordinary shares and ADSs will not be listed or quoted for trading on any exchange. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between Sohu, us and representatives of the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

Holders of ADSs have limited voting rights and you may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the Deposit Agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs may instruct the depositary how to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. In addition, due to the different voting powers attached to the two classes of our ordinary shares, our existing shareholders, including our controlling shareholder, Sohu, our Chief Executive Officer, or CEO, Tao Wang, and certain of our directors, officers and key employees, all of which hold our Class B ordinary shares, will control 98.3% of the combined total voting power of our ordinary shares, assuming the underwriters’ over-allotment option is not exercised. As a result, your ability to affect the outcome of any matter subject to shareholder vote is very limited.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the securities to which the rights relate under the Securities Act of 1933, or the Securities Act, or an exemption from the registration requirements is available. Also, under the Deposit Agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them, or that the distribution requires certain governmental approval, such as requirement for registration or approval for currency conversion. In these cases, the depositary may decide not to distribute that property and you will not receive that distribution.

You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.

The initial public offering price per ADSs will be substantially higher than the net tangible book value per ADS prior to this offering. Consequently, when you purchase ADSs in this offering at the initial public offering price of $16.00 per ADS, you will incur immediate dilution of $14.84 per ADS. See “Dilution.” In addition, you may experience further dilution to the extent that additional Class A ordinary shares are issued upon settlement of restricted share units or exercise of outstanding options that we may grant from time to time. As of the date of this prospectus, there are 2,740,000 Class B restricted share units outstanding, with each such restricted share unit settleable upon vesting by the issuance of one Class B ordinary share, and 456,000 Class A restricted share units outstanding, with each such restricted share unit settleable upon vesting by the issuance of one Class A ordinary share.

We may need additional capital and may sell additional ADSs or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 15,000,000 Class A ordinary shares and 87,500,000 Class B ordinary shares outstanding. All ADSs sold in this offering, other than ADSs held by persons deemed to be our “affiliates,” will be freely transferable without restriction under the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. As of the date of this prospectus, there are 2,740,000 Class B restricted share units outstanding, with each such restricted share unit settleable upon vesting by the issuance of one Class B ordinary share, and 456,000 Class A restricted share units outstanding, with each such restricted share unit settleable upon vesting by the issuance of one Class A ordinary share. In addition, we may grant or sell additional options, restricted shares or other share-based awards in the future under our share incentive plan to our management, employees and other persons, the settlement and sale of which may further dilute our shares and drive down the price of our ADSs.

We might be classified as a passive foreign investment company, which would result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. We expect that we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year ending December 31, 2009. Our expectation is based on our current and anticipated operations and composition of our earnings and assets (including goodwill) for the 2009 taxable year, including the current and expected valuation of our assets based on the expected price of our ADSs in the offering. However, we currently hold, and expect to continue to hold following this offering, a substantial amount of cash and the value of our other assets may be based in part on the market price of our ADSs, which is likely to fluctuate after this offering (and may fluctuate considerably given that market prices of Internet and online game companies historically have been especially volatile). Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated variable interest entity will be treated for purposes of the PFIC rules. In addition, our actual PFIC status for any taxable year will not be determinable until the close of such taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any taxable year. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. If we were treated as a PFIC for any taxable year during which a United States holder held an ADS or a Class A ordinary share, certain adverse United States federal income tax consequences could apply to the United States holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make “forward-looking statements” in the “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections and elsewhere throughout this prospectus. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the transactions and events described in this prospectus will happen as described or that they will happen at all. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results.

These forward-looking statements include:

•	our ability to maintain and strengthen our position as a leading online game developer and operator in China;

•	our expected development, launch and market acceptance of additional MMORPGs;

•	our various initiatives to implement our business strategies to expand our business through organic growth and strategic acquisitions;

•	our future business development, results of operations and financial condition;

•	our planned use of proceeds;

•	the expected growth of and change in the online game industry in China; and

•	the PRC government policies relating to the Internet and Internet content providers, including online game developers and operators.

This prospectus also contains data related to the online game market in China. This market data, including market data from IDC, include projections that are based on a number of assumptions. The online game market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our ADSs. In addition, the rapidly changing nature of the online game market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data prove to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds for this offering in the amount of approximately $51.8 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our Class A ordinary shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We intend to use the net proceeds from this offering for general corporate purposes, including capital expenditures and funding possible future acquisitions.

We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, and the competitiveness and growth rate of our business. Accordingly, our management will have significant flexibility in applying the net proceeds we receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to invest our net proceeds in short-term, interest-bearing debt instruments or bank deposits.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholder.

DIVIDEND POLICY

AmazGame has declared a cash dividend payable to Changyou HK in the amount of $101.8 million, which, after the deduction of a withholding tax payable to the PRC tax authorities at the rate of 5.0% of the portion of such dividend that AmazGame derived from its 2008 net income, amounted to a net of $96.8 million. The payment of this dividend to Changyou HK is subject to our receiving approval from the relevant PRC regulatory authorities. Changyou HK intends to declare this $96.8 million dividend that it will receive from AmazGame as a dividend payable to us, which amount we declared on April 1, 2009 as a dividend payable to Sohu.com (Game) Limited. We expect to pay this dividend to Sohu.com (Game) Limited as soon as practicable after we receive required PRC approvals. Our only other existing shareholder, Prominence Investments Ltd., a British Virgin Islands company beneficially owned by Tao Wang, our CEO, is not entitled to participate in this dividend, as Prominence Investments Ltd. agreed in the subscription agreement with regard to the Class B ordinary shares issued to it that it will not be entitled to participate in the distribution of any dividend declared or paid by us prior to the closing of this offering. The purchasers of the ADSs in this offering also are not entitled to participate in this dividend.

Distribution of other cash dividends, if any, will be at the discretion of our board of directors and will depend on our future operations and earnings, capital requirements and surplus, general financial conditions, shareholders’ interests, contractual restrictions and other factors as our board of directors may deem relevant. We can pay dividends only out of profits or other distributable reserves. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the Deposit Agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. We currently intend to retain all of our available funds and any future earnings to operate and expand our business. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Taxation—PRC Taxation.”

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we will rely on payments made from our VIE to AmazGame, our subsidiary in China, pursuant to contractual arrangements between them, and the distribution of such payments to us as dividends from AmazGame. Certain payments from our VIE to AmazGame are subject to PRC taxes, including business taxes and VAT. In addition, regulations in the PRC currently permit payment of dividends of a PRC company, such as AmazGame, only out of accumulated profits as determined in accordance with accounting standards and regulations in China. AmazGame is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount reaches 50% of its registered capital. These reserves are not distributable as cash dividends. AmazGame may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds which may not be distributed to us. In addition, if AmazGame incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any dividends paid by AmazGame to its immediate holding company, Changyou HK, will be subject to a withholding tax at the rate of 5.0%, provided Changyou HK is not considered to be a PRC tax resident enterprise.

Under the laws of the Cayman Islands, the only reserve that is expressly permitted by statute to be distributable is the share premium account, which is a reserve account that represents the consideration paid on the issuance of a share that is in excess of its par value.

CAPITALIZATION

The following table sets forth our capitalization, as of December 31, 2008:

•	on an actual basis;

•

on a pro forma as adjusted basis to give effect to (i) our declaration on April 1, 2009 of a cash dividend in the amount of $96.8 million payable to Sohu.com (Game) Limited, (ii) the conversion of 7,500,000 Class B ordinary shares held by the selling shareholder to 7,500,000 Class A ordinary shares, and (iii) the issuance and sale of 3,750,000 ADSs, representing 7,500,000 Class A ordinary shares, by us in this offering, at the initial public offering price of $16.00 per ADS, after deducting underwriting discounts and commissions and estimated aggregate offering expenses payable by us.

You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2008
	Actual	Pro Forma as Adjusted
	($ in thousands)
Shareholders’ equity(1):
Ordinary shares: par value $0.01 per share, 297,740,000 authorized:
200,000,000 Class A ordinary shares authorized, 0 shares issued and outstanding, 15,000,000 shares issued and outstanding on a pro forma as adjusted basis	—	150
97,740,000 Class B ordinary shares authorized, 95,000,000 shares issued and outstanding, 87,500,000 shares issued and outstanding on a pro forma as adjusted basis	950	875
Distribution in excess of paid-in capital, actual; and additional paid-in capital, pro forma as adjusted	(4,059)	47,639
Statutory reserves	5,748	5,748
Receivables from shareholders	(30)	(30)
Retained earnings	101,454	4,654
Accumulated other comprehensive income	631	631

Total shareholders’ equity	104,694	59,667

Total capitalization	104,694	59,667

(1)	Ordinary shares outstanding do not include ordinary shares issuable upon vesting of restricted share units.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our currently outstanding ordinary shares.

Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. When we offer our ordinary shares at a price higher than our net tangible book value per ordinary share, the amount of resulting dilution is determined by subtracting net tangible book value per ordinary share from the initial public offering price per ordinary share. Our net tangible book value as of December 31, 2008 was approximately $104.6 million, or $1.10 per ordinary share and $2.20 per ADS. Our pro forma net tangible book value of approximately $7.8 million, or $0.08 per ordinary share and $0.16 per ADS as of December 31, 2008 represents our net tangible book value as of that date as adjusted to reflect the cash dividend of $96.8 million that we declared on April 1, 2009, that will be payable solely to Sohu.com (Game) Limited as if it had been declared and payable prior to December 31, 2008. See “Dividend Policy” and Note 19 to our consolidated financial statements.

Without taking into account any other changes in our pro forma net tangible book value after December 31, 2008 other than to give effect to the issuance and sale by us in this offering of 3,750,000 ADSs, representing 7,500,000 Class A ordinary shares, after deducting underwriting discounts, commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2008 would be $59.6 million or $0.58 per ordinary share and $1.16 per ADS. This represents an immediate increase in pro forma net tangible book value of $0.50 per ordinary share and $1.00 per ADS to the existing shareholders, and an immediate dilution of $7.42 per ordinary share and $14.84 per ADS to investors purchasing ADSs in this offering. The following table illustrates this dilution:

	Per Ordinary Share	Per ADS
Public offering price	$8.00	$16.00
Pro forma net tangible book value as of December 31, 2008	$0.08	$0.16
Pro forma adjusted net tangible book value after giving effect to this offering	$0.58	$1.16
Amount of dilution in pro forma net tangible book value to new investors in this offering	$7.42	$14.84

The following table summarizes, on an as adjusted basis as of December 31, 2008, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders	95,000,000	92.7%	$950,000	1.6%	$0.01	$0.02
New investors	7,500,000	7.3%	$60,000,000	98.4%	$8.00	$16.00

Total	102,500,000	100.0%	$60,950,000	100.0%	$0.59	$1.19

The discussions and tables above assume no vesting of any outstanding restricted share units settleable upon vesting in ordinary shares. As of December 31, 2008, there was no vesting of such restricted share units. To the extent that any such restricted share units become vested, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and a substantial majority of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader, and unless otherwise indicated, conversions of Renminbi into U.S. dollars in this prospectus are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On March 27, 2009, the noon buying rate was RMB6.8310 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Spot Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
August	6.8252	6.8462	6.8705	6.7800
September	6.7899	6.8307	6.8510	6.7810
October	6.8388	6.8358	6.8521	6.8171
November	6.8254	6.8281	6.8373	6.8220
December	6.8225	6.8539	6.8842	6.8225
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March (through March 27)	6.8310	6.8362	6.8438	6.8240

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages were calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include that the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. Our constituent documents do not contain provisions requiring that disputes be submitted to arbitration, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Campbells, our counsel as to Cayman Islands law, and Commerce & Finance Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Campbells has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as debt in the courts of the Cayman Islands under the common law doctrine of obligation. Civil liability provisions of the U.S. federal and state securities law permit punitive damages against us; however, according to Campbells, the Cayman Island courts would not recognize or enforce judgments against us to the extent the judgment is punitive or penal. It is uncertain as to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities law would be determined by the Cayman Islands courts as penal or punitive in nature. Such a determination has yet to be made by any Cayman Islands court.

Commerce & Finance Law Offices has advised us further that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. As there is currently no treaty or other agreement of reciprocity between China and the United States governing the recognition of a judgment, there is uncertainty as to whether a PRC court would enforce a judgment rendered by a court in the United States.

OUR HISTORY AND CORPORATE STRUCTURE

Our History

Our MMORPG business began operations as a business unit within the Sohu Group in 2003. In June 2003, the Sohu Group launched its first MMORPG, Knight Online, or KO, which was licensed from a Korean developer. KO had limited acceptance in the Chinese market, and its operation was discontinued in November 2006 when the license expired. In October 2004, the Sohu Group launched BO, its second MMORPG, which was licensed from a Beijing-based studio. In May 2007, the Sohu Group launched TLBB, its first in-house developed MMORPG.

Our Carve-out from Sohu

In 2007, the Sohu Group reorganized its MMORPG business, which included the establishment of the following entities:

•	Changyou.com Limited was incorporated in the Cayman Islands on August 6, 2007 as an indirect wholly-owned subsidiary of Sohu.com Inc. to be the holding company for the MMORPG business.

•

Changyou.com (HK) Limited, or Changyou HK, was incorporated in Hong Kong on August 13, 2007 as a direct wholly-owned subsidiary of Changyou. Changyou HK is our intermediate offshore holding company for our MMORPG operations in China.

•	Beijing AmazGame Age Internet Technology Co., Ltd., or AmazGame, was incorporated in the PRC on September 26, 2007 as a WFOE and is a direct wholly-owned subsidiary of Changyou HK.

•

Beijing Gamease Age Digital Technology Co., Ltd., or Gamease, was incorporated in the PRC on August 23, 2007. Gamease is 60% owned by Tao Wang, our CEO, and 40% by a Changyou employee, but is controlled by AmazGame through a series of contractual arrangements. Therefore, Gamease is our variable interest entity, or VIE, and we consolidate its financial results.

After the establishment of the above entities, Changyou.com Limited, AmazGame and Gamease entered into various agreements with Sohu, pursuant to which Sohu transferred to us, effective as of December 1, 2007, all of its assets and operations relating to its MMORPG business unit, and we assumed all of the liabilities associated with Sohu’s MMORPG business unit and paid net consideration of $9.9 million to Sohu. These agreements are summarized below:

•

Master Transaction Agreement, between Sohu.com Inc. and Changyou.com Limited, containing key provisions relating to our carve-out from Sohu, including our assumption of the liabilities associated with Sohu’s MMORPG business unit. See “Our Relationship with Sohu—Our Relationship with Sohu Following the Offering.”

•

Asset Transfer Agreement, between Sohu New Era Information Technology Co., Ltd., or Sohu Era, a subsidiary of Sohu, and AmazGame, pursuant to which certain assets (primarily servers) of Sohu’s MMORPG business held by Sohu Era were transferred to AmazGame.

•	Asset Transfer Agreement, between Sohu Era and Gamease, pursuant to which certain assets (primarily servers) of Sohu’s MMORPG business unit held by Sohu Era were transferred to Gamease.

•

Technology Transfer Agreement, between Beijing Fire Fox Digital Technology Co. Ltd., or Beijing Fire Fox, and Gamease, pursuant to which Beijing Fire Fox, a subsidiary of Sohu, transferred TLBB software to Gamease.

•	Trademark Assignment Agreement, between Beijing Fire Fox and Gamease, pursuant to which Beijing Fire Fox transferred to Gamease trademarks and trademark rights related to TLBB.

•	Services Transfer Agreement, between Sohu Era and Gamease, pursuant to which Gamease agreed to provide to TLBB game players operational and maintenance services previously provided by Sohu Era.

Sohu made loans to us in the amount of $5.0 million and $3.5 million in September 2007 and December 2008, respectively, which we used to fund the paid-in capital of AmazGame and our U.S. dollar-denominated working capital needs.

We believe that we will realize benefits from our carve-out from Sohu, including:

•

Sharper strategic focus.    By having our own board of directors and management team, we expect to be able to make more focused strategic decisions and be in a better position to take advantage of strategic opportunities in the online game business.

•

Better incentives for employees and greater accountability.    We will seek to motivate and retain our employees through the implementation of incentive compensation programs tied to the market performance of our ADSs and the financial results of our company.

•

Direct access to capital markets.    As a separate, stand-alone company, we will have capital planning flexibility with direct access to the debt and equity capital markets and the opportunity to grow through acquisitions by using our shares as consideration.

Our Corporate Structure

In order to comply with PRC laws restricting foreign ownership in the online game business in China, we operate our MMORPG operations through Gamease, our VIE, rather than through a subsidiary, and all of our revenues are earned by and paid to Gamease. Gamease holds the licenses and permits required to operate our MMORPG business, and is controlled by AmazGame, our subsidiary, through a series of contractual arrangements. AmazGame undertakes substantially all of our product development and technical support functions, which it provides to Gamease pursuant to contractual arrangements.

The equity interests in Gamease were owned 60% by Tao Wang, our Chief Executive Officer, and 40% by a Sohu employee upon its establishment on August 23, 2007. AmazGame, Gamease and the shareholders of Gamease entered into a series of agreements, which became effective on September 26, 2007 and provided AmazGame with effective control of Gamease. These agreements were subsequently amended and supplemented, and the 40% shareholder of Gamease was transferred to a Changyou employee. The following is a summary of the agreements currently in effect:

•

Loan Agreements, between AmazGame and Gamease shareholders. These loan agreements provide for loans of $878,000 to Tao Wang and of $585,000 to the Changyou employee for them to make contributions to the registered capital of Gamease in exchange for the 60% and 40% equity interests, respectively, in Gamease. The loans are interest free and are repayable on demand, but the shareholders can only repay the loans by transferring to AmazGame of their respective equity interests in Gamease.

•

Equity Interest Purchase Right Agreements, among AmazGame, Gamease and Gamease shareholders. Pursuant to these agreements, AmazGame and any third party designated by AmazGame have the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC law, to purchase from Tao Wang or the Changyou employee, as the case may be, all or any part of his or her equity interests in Gamease at a purchase price equal to their initial contributions to the registered capital of Gamease or the respective proportion of such initial contribution in the case of a partial purchase of such equity interests in Gamease.

•	Equity Pledge Agreements, among AmazGame, Gamease and the shareholders of Gamease. Pursuant to these agreements, Tao Wang and the Changyou employee pledged to AmazGame their equity interests in Gamease to secure the performance of their respective obligations and Gamease’s obligations under the various VIE-related agreements. If any of the shareholders of Gamease breaches his or her respective obligations under any VIE-related agreements (Gamease’s breach of any of its obligations under the various VIE-related agreements will be treated as the shareholders’ breach of their respective obligations), including the Equity Pledge Agreement, AmazGame is entitled to exercise its rights as the beneficiary under the Equity Pledge Agreement, including all the rights such shareholder has as a shareholder of Gamease.

•	Business Operation Agreement, among AmazGame, Gamease and the shareholders of Gamease. This agreement sets forth the rights of AmazGame to control the actions of the shareholders of Gamease.

•

Powers of Attorney, executed by the shareholders of Gamease in favor of AmazGame. These powers of attorney give AmazGame the exclusive right to appoint nominees to act on behalf of each of the two Gamease shareholders in connection with all actions to be taken by Gamease.

•

Technology Support and Utilization Agreement, between AmazGame and Gamease. Pursuant to this agreement, AmazGame has the exclusive right to provide product development and application services and provide technology support to Gamease for a fee in an amount equal to 65% of Gamease’s revenues.

•

Services and Maintenance Agreement, between AmazGame and Gamease. Pursuant to this agreement, AmazGame provides marketing, staffing, business operation and maintenance services to Gamease in exchange for a fee equal to the cost of providing such services plus a predetermined margin.

In the opinion of our PRC counsel, Commerce & Finance Law Offices, the ownership structure and the contractual arrangements between AmazGame and Gamease and between AmazGame’s and Gamease’s shareholders, comply with, and immediately after this offering, will comply with, current PRC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC governmental authorities may ultimately take a view that is inconsistent with the opinion of Commerce & Finance Law Offices. See “Risk Factors—Risks Related to Our Structure and Regulations.”

In January 2009, we incorporated AmazGame Entertainment (US), Inc., through which we intend to operate our planned MMORPG business in the United States.

The following diagram illustrates our corporate structure as of the date of this prospectus(1):

(1)	For risks relating to our current corporate structure, see “Risk Factors—Risks Related to Our Structure and Regulations.”

OUR RELATIONSHIP WITH SOHU

Our Relationship with Sohu

We were a business unit within the Sohu Group prior to our reorganization as a separate, indirect subsidiary of Sohu.com Inc. Sohu began reporting results of its MMORPG operations as a separate business segment for the three months ended June 30, 2007. References in this prospectus to the operations of our business, financial condition, and results of operations with respect to periods prior to December 1, 2007 are to Sohu’s MMORPG business unit. Prior to this offering, Sohu had provided us with tax, accounting, treasury, legal and human resources services, and had also provided us with the services of a number of its executives and employees. All of our current executive officers and most of our current employees formerly were employees of Sohu.

Our Relationship with Sohu Following the Offering

Upon the completion of this offering, Sohu will continue to be our controlling shareholder, with an indirect shareholding of 70.7% of the combined total of our outstanding Class A and Class B ordinary shares, and control of 81.5% of the voting power of the combined total of our outstanding Class A and Class B ordinary shares, assuming the underwriters’ over-allotment option is not exercised.

We have entered into agreements with Sohu with respect to various ongoing relationships between us. These include a Master Transaction Agreement, a Non-Competition Agreement and a Marketing Services Agreement. The following are summaries of these agreements. For the complete text of these agreements, please see the copies included as exhibits to the registration statement filed with the SEC of which this prospectus is a part.

Master Transaction Agreement

The Master Transaction Agreement contains key provisions relating to our carve-out from Sohu. The Master Transaction Agreement provides for cross-indemnities that generally will place the financial responsibility on us for all liabilities associated with the current and historical MMORPG business and operations transferred to us, and generally will place on Sohu the financial responsibility for liabilities associated with all of Sohu’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The Master Transaction Agreement also contains indemnification provisions under which we and Sohu indemnify each other with respect to breaches of the Master Transaction Agreement or any related inter-company agreement.

In addition to our general indemnification obligations described above relating to the current and historical Sohu business and operations, we have agreed to indemnify Sohu against liabilities arising from misstatements or omissions in this prospectus or the registration statement of which it is a part, except for misstatements or omissions relating to information that Sohu provided to us specifically for inclusion in this prospectus or the registration statement of which it forms a part. We also have agreed to indemnify Sohu against liabilities arising from any misstatements or omissions in our subsequent SEC filings and from information we provide to Sohu specifically for inclusion in Sohu’s annual or quarterly reports following the completion of this offering, but only to the extent that the information pertains to us or our business or to the extent Sohu provides us prior written notice that the information will be included in its annual or quarterly reports and the liability does not result from the action or inaction of Sohu.

In addition to Sohu’s general indemnification obligations described above relating to the current and historical Sohu business and operations, Sohu will indemnify us against liabilities arising from misstatements or omissions with respect to information that Sohu provided to us specifically for inclusion in this prospectus or the registration statement of which it forms a part. Sohu will also indemnify us against liabilities arising from information Sohu provides to us specifically for inclusion in our annual or quarterly reports following the completion of this offering, but only to the extent that the information pertains to Sohu or Sohu’s business or to the extent we provide Sohu prior written notice that the information will be included in our annual or quarterly reports and the liability does not result from our action or inaction.

For liabilities arising from events occurring on or before the date of this prospectus, the Master Transaction Agreement contains a general release. Under this provision, we release Sohu and its subsidiaries, VIEs, successors and assigns, and Sohu will release us and our subsidiaries, VIEs, successors and assigns, from any liabilities arising from events between us on the one hand, and Sohu on the other hand, occurring on or before the date of this prospectus, including in connection with the activities to implement this offering. The general release does not apply to liabilities allocated between the parties under the Master Transaction Agreement or the other inter-company agreements or to specified ongoing contractual arrangements.

Furthermore, under the Master Transaction Agreement, we have agreed to use our reasonable best efforts to use the same independent certified public accounting firm selected by Sohu and to maintain the same fiscal year as Sohu until such time as Sohu no longer owns at least a majority of our voting securities. We also have agreed to use our reasonable best efforts to complete our audit and provide Sohu with all financial and other information on a timely basis so that Sohu may meet its deadlines for its filing annual and quarterly financial statements.

Non-Competition Agreement

Under the Non-Competition Agreement, Sohu has agreed, until the later of three years after Sohu no longer owns in the aggregate at least 10% of the voting power of our then outstanding voting securities and five years after the date that the registration statement of which this prospectus is a part was first publicly filed with the SEC, or the non-competition period, that it will not compete with us in the MMORPG business anywhere in the world. We have agreed during the non-competition period not to compete with Sohu in the Internet portal, search, mobile value-added services and games business, and any other businesses, except MMORPGs and related support services, conducted or contemplated to be conducted by Sohu as of the date of this prospectus. Sohu will be entitled to continue to provide links to MMORPGs and other games, including to those of our competitors, that it provides on its 17173.com website. In addition, both parties have agreed not to solicit the employees of the other party.

Marketing Services Agreement

The Marketing Services Agreement provides that Sohu will continue to provide certain services to us, including marketing services and Sohu’s PEAK system for the distribution of our virtual prepaid game cards. The agreement further provides for the license from Sohu to us of certain domain names, permits us to co-brand our games with the Sohu name and logos, and allows us to identify ourselves as a member of the Sohu Group. The agreement will terminate upon the later of the date that is three years after the first date upon which Sohu ceases to own in the aggregate at least 10% of the voting power of the then outstanding securities of Changyou and the fifth anniversary of the date that the registration statement of which this prospectus forms a part was first publicly filed with the SEC.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2006, 2007 and 2008, and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2004 and 2005, and the selected consolidated balance sheet data as of December 31, 2005 have been derived from our books and records and are unaudited. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

Prior to Sohu’s transfer to our PRC subsidiary and VIE of all of the assets and liabilities of Sohu’s MMORPG business unit, effective December 1, 2007, the operations of our MMORPGs were carried out by various companies owned or controlled by Sohu.com Inc. For periods both before and after December 1, 2007, our consolidated financial statements include assets, liabilities, revenues, expenses and changes in shareholders’ equity and cash flows that were directly attributable to our MMORPG business whether held or incurred by Sohu or by Changyou. In cases involving assets and liabilities not specifically identifiable to any particular operation of Sohu, only those assets and liabilities transferred or expected to be transferred to Changyou are included in our consolidated balance sheets. With respect to costs of operations of the MMORPG business, an allocation of certain general corporate expenses of Sohu which are not directly related to the MMORPG operations and an allocation of certain advertising and other expenses provided by Sohu to Changyou were also included. These allocations are based on a variety of factors depending upon the nature of the expenses being allocated, including revenue, the number of employees and the number of servers. Our statements of operations also include the sales and marketing expenses and other costs charged by Sohu. The transactions are measured at the amount of consideration established and agreed to by the related parties.

Our consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

Our management believes that the assumptions underlying our financial statements and the above allocations are reasonable. Our financial statements, however, may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during the periods presented. You should not view our historical results as an indicator of our future performance.

Selected Consolidated Statements of Operations Data

	For the Year Ended December 31,
	2004	2005	2006	2007	2008
	($ in thousands, except per share data)
Total revenues	2,528	5,809	8,525	42,096	201,845
Cost of revenues(1)	2,595	3,284	3,895	7,317	14,633

Gross (loss) profit	(67)	2,525	4,630	34,779	187,212
Operating expenses:
Product development(1)	659	1,699	1,957	6,738	23,862
Sales and marketing(1)	1,328	1,230	1,798	19,851	38,917
General and administrative(1)	411	924	876	2,992	9,053

Total operating expenses	2,398	3,853	4,631	29,581	71,832

Operating (loss) profit	(2,465)	(1,328)	(1)	5,198	115,380
Investment (loss) income from an associate	(2)	102	151	9	—
Gain on disposal of investment in an associate	—	—	—	561	—
Interest expense	—	—	—	(61)	(245)
Interest income and foreign currency exchange gain	16	23	20	44	1,235
Other expense	—	—	—	—	(278)

(Loss) income before income tax expense	(2,451)	(1,203)	170	5,751	116,092
Income tax expense	—	—	161	452	8,106

Net (loss) income	(2,451)	(1,203)	9	5,299	107,986

Earnings (loss) per share:
Basic	(0.03)	(0.01)	0.00	0.06	1.14
Diluted	(0.03)	(0.01)	0.00	0.06	1.14
Weighted average ordinary shares:
Basic	95,000	95,000	95,000	95,000	95,000
Diluted	95,000	95,000	95,000	95,000	95,000

(1)	Share-based compensation expenses are included in the following financial statements line items:

	For the Year Ended December 31,
	2004	2005	2006	2007	2008
	($ in thousands)
Cost of revenues	—	—	74	38	14
Product development	—	—	263	170	4,919
Sales and marketing	—	—	—	10	10
General and administrative	—	—	52	225	404

Selected Consolidated Balance Sheet Data

	As of December 31,			As of December 31, 2008
	2005	2006	2007	Actual		Pro Forma as Adjusted(1)(2)
	($ in thousands)
Cash and bank deposits	522	1,547	15,419	134,439		187,129
Total current assets	605	1,575	24,386	166,180		217,953
Total assets	2,330	3,950	30,126	176,656		228,429
Receipt in advance and deferred revenue	1,528	1,036	8,173	20,703		20,703
Dividend payable	—	—	—	—		96,800
Total current liabilities	2,303	1,948	39,868	71,962	(3)	168,762
Total shareholders’ equity (deficit)	27	2,002	(9,742)	104,694		59,667
Total liabilities and shareholders’ equity	2,330	3,950	30,126	176,656		228,429

(1)	Our consolidated balance sheet data is presented on a pro forma as adjusted basis to give effect to (i) our declaration on April 1, 2009 of a cash dividend in the amount of $96.8 million payable to Sohu.com (Game) Limited and (ii) the issuance and sale of 3,750,000 ADSs, representing 7,500,000 Class A ordinary shares, by us in this offering, at the initial public offering price of $16.00 per ADS, after deducting underwriting discounts and commissions and estimated aggregate offering expenses payable by us.
(2)	The payment of the dividend referred to in footnote (1) above is subject to receipt of PRC government approvals for our indirect subsidiary in China to pay a dividend to us through our Hong Kong subsidiary, Changyou HK. Until the dividend is paid, the amount of the dividend we declared will be reflected in our current liabilities. Upon our payment of the dividend to Sohu.com (Game) Limited and the PRC withholding tax described in footnote (3) below, the amount of our cash and bank deposits will be reduced by $101.8 million, and our total current liabilities will be reduced by the same amount.
(3)	Includes PRC withholding tax of $5.0 million in connection with the declaration by AmazGame of a dividend in the amount of $101.8 million to Changyou HK. Changyou HK intends to declare as a cash dividend the net amount of $96.8 million that it receives from AmazGame to us, which amount we have declared as a cash dividend to Sohu.com (Game) Limited as described in footnote (1) above.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The discussion in this section contains forward-looking statements that involve risks and uncertainties. As a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus, our actual future results may be materially different from what we expect.

Overview

We are a leading online game developer and operator in China as measured by the popularity of our game TLBB. TLBB, which was launched in May 2007, was ranked by IDC for 2007 as the third most popular online game overall in China and the second most popular online game in China among locally-developed online games. We engage in the development, operation and licensing of massively multi-player online role-playing games, or MMORPGs, which are interactive online games that may be played simultaneously by hundreds of thousands of game players. We currently operate two MMORPGs, TLBB, which we developed in-house, and BO, which we licensed from a third party. For the three months ended December 31, 2008, we had approximately 1.8 million active paying accounts for TLBB and approximately 159,000 active paying accounts for BO.

We have three new MMORPGs in the pipeline, including DMD, which we are developing in-house, IF and LAW, both of which we licensed from third parties. We expect to begin open beta testing of IF and DMD in the second and fourth quarters of 2009, respectively, and of LAW in early 2010.

We operate our current games under the item-based revenue model, meaning that game players can play our games for free, but may choose to pay for virtual items to enhance the game-playing experience. Game players purchase prepaid game cards or game points, which are used to purchase virtual items. We sell our prepaid game cards to approximately 100 regional distributors throughout China, who in turn sub-distribute the prepaid game cards to numerous retail outlets, including Internet cafes and various websites, news stands, software stores, book stores and retail stores.

Due to our limited operating history, our period-to-period operating history may not be meaningful. In addition, our limited operating history makes it difficult for us to have a historical basis for making certain critical accounting policies and accounting estimates. See “Risk Factors—Risks Related to Our Business and Our Industry—Our limited operating history makes evaluating our business and prospects difficult.” Furthermore, the online game industry and Internet usage in China may not continue to grow at current levels.

Our Relationship with Sohu

We are an indirect subsidiary of Sohu.com Inc., which operates a leading Internet portal, Sohu.com, in China. Prior to our reorganization as a separate, indirect subsidiary of Sohu.com Inc., we operated as a business unit within the Sohu Group. For the three months ended June 30, 2007, Sohu began reporting results of its MMORPG operations as a separate business segment and effective December 1, 2007, Sohu transferred to our Chinese subsidiary, AmazGame, and our VIE, Gamease, all of Sohu’s assets and operations relating to its MMORPG business. We also assumed all of Sohu’s liabilities relating to such business. Accordingly, references to the operations of our business, financial condition and results of operations for periods prior to December 1, 2007 are to Sohu’s MMORPG business unit.

Our consolidated financial statements included elsewhere in this prospectus have been prepared as if our current corporate structure had been in existence throughout the periods presented. For periods both before and after December 1, 2007, our consolidated financial statements include the assets, liabilities, revenues, expenses and changes in shareholders’ equity and cash flows that were directly attributable to our MMORPG business whether held or incurred by Sohu or by Changyou. In cases involving assets and liabilities not specifically identifiable to any particular operation of Sohu, only those assets and liabilities transferred or expected to be transferred to Changyou are included in our consolidated balance sheets. With respect to costs of operations of the MMORPG business, an allocation of certain general corporate expenses of Sohu which are not directly related to the MMORPG operations and an allocation of certain advertising and other expenses provided by Sohu to Changyou were also included. These allocations are based on a variety of factors depending upon the nature of the expenses being allocated, including revenue, the number of employees and the number of servers. Our statements of operations also include the sales and marketing expenses and other costs charged from Sohu. The transactions are measured at the amount of consideration established and agreed to by the related parties. The income tax was calculated based on a separate return basis as if we had filed a separate tax return. As the assets and liabilities relating to the operation of MMORPGs held through companies owned or controlled by Sohu historically had been under common management and control of Sohu, the assets and liabilities have been stated at historical carrying amounts.

Our management believes that the assumptions underlying our financial statements and the above allocations are reasonable. Our financial statements, however, may not necessarily reflect our results of operations, financial condition and cash flows as if we had operated as a separate, stand-alone company during the periods presented. You should not view our historical results as an indicator of our future performance.

All of our current executive officers and approximately 40% of our current employees were formerly employees of Sohu. We have invested and are continuing to invest in and expand our own administrative functions separate from Sohu’s, including our tax, accounting, treasury, legal and human resource services, which may be at a higher cost than the comparable services previously provided by Sohu. We also will incur additional costs as a public company, including but not limited to, audit, investor relations, share administration and regulatory compliance costs.

After the completion of this offering, Sohu will own approximately 70.7% of the combined total of our outstanding Class A and Class B ordinary shares and will control 81.5% of the voting power of the combined total of our outstanding Class A and Class B ordinary shares due to the additional voting power of the Class B ordinary shares that it holds, assuming the underwriters’ over-allotment option is not exercised. Sohu will continue to have the voting power to elect our entire board of directors. In addition, we will continue to have joint marketing and other commercial contractual relationships with Sohu. See “Our Relationship with Sohu—Our Relationship with Sohu Following the Offering.”

Factors Affecting Our Results of Operations

Our results of operations are affected by several key factors, including the following:

General economic conditions affecting the online game industry in China

We have benefited from general conditions typically affecting the online game industry in China, including the overall economic growth, which has resulted in increases in disposable income and discretionary consumer spending; the increasing use of the Internet with the growth of personal computers and broadband penetration; the growing popularity of online games in comparison with other forms of entertainment; and favorable demographic trends, particularly the growth of the teenage and young adult population who are typically more inclined to play online games. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform and that any such growth will lead to growth in the MMORPG business, or that if there is a slowdown, such slowdown will not have a negative effect on our MMORPG business. For example, the current slowdown in China’s economic growth that resulted from the impact of the global financial crisis, appreciation of the Renminbi, the PRC government’s tightening macroeconomic measures implemented in 2007 and the first half of 2008 to curb inflation, and other factors may lead to decreases in the level of disposable income of our game players and negatively affect their spending on playing MMORPGs.

Our ability to develop and maintain popular online games and convert our game player base into paying customers

The popularity of our games drives the growth of our game player base, which is the key component driving the sales and consumption of our virtual items and thus our revenues. To maintain and grow the popularity of our games, we must diligently maintain the quality of the games and continually enhance the games to meet game player preferences and to incentivize game players to purchase virtual items. We solicit feedback from our game players and have a dedicated product development team that helps us to identify market trends and user preferences. For TLBB, we typically provide weekly updates and more substantial enhancements in the form of expansion packs every few months. We launch new virtual items to maintain game players’ interest. We plan the timing of our new virtual item launches to avoid over-monetizing our existing game player base. We generally only launch virtual items after we have gained a certain number of new game players. If we fail to manage the growth of our game player base and manage our sales and marketing strategies for new virtual items, our game player base may not grow and we may not be successful in selling new virtual items, which would have an adverse effect on our revenues.

The popularity and timing of the launch of new games

We currently have three new games in the pipeline, including DMD, which we are developing in-house, and IF and LAW, both of which we licensed from third parties. We expect to begin open beta testing of IF and DMD in the second and fourth quarters of 2009, respectively, and of LAW in early 2010. Our results of operations will be significantly affected by the timing of our new game launches and the popularity of such new games.

Product development and sales and marketing expenses

Developing and marketing a new MMORPG and maintaining its popularity in the market requires a commitment of significant resources, including product development and sales and marketing expenses. We typically incur such expenses several quarters before such games generate any revenues. If such games are not popular and do not generate substantial revenues, we may not be able to recover our product development and marketing expenses. In addition, because our product development strategy is to focus on a limited number of high-quality games, the failure of a small number of these games could adversely impact our growth rate.

The cost of attracting and retaining game development personnel

Competition in the online game industry in China is intense, making it increasingly costly to retain and motivate existing talent and to attract new talent necessary for the growth of our business. Many of our competitors have been aggressively hiring game development personnel. If we are unable to retain our current talent and to attract new talent, we may have difficulty developing new games or enhancements for our existing games or meeting our development schedule, which could have an adverse impact on our business, financial condition and results of operations. See “Risk Factors—Risks Related to Our Business and Our Industry—Our business may not succeed in a highly competitive market.”

Our Revenues

The following table sets forth the revenues generated from our game operations in China and overseas licensing, both in absolute amount and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2006		2007		2008
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	($ in thousands except percentages)
Revenues:
Game operations revenues	8,525	100.0%	41,751	99.2%	194,607	96.4%
Overseas licensing revenues	—	—	345	0.8%	7,238	3.6%

Total revenues	8,525	100.0%	42,096	100.0%	201,845	100.0%

Game Operations Revenues

Our current two MMORPGs, TLBB and BO, are free to play and generate revenues using the item-based revenue model through the sale of virtual items that enhance the game-playing experience. Game players can purchase virtual items, such as gems, pets, fashion items, magic medicine, riding animals, hierograms, materials, skill books and fireworks by purchasing prepaid game cards or game points. We initially operated BO under the time-based revenue model and switched to the item-based revenue model in December 2006.

We report our game operations revenues after netting business taxes, sales discounts and rebates to our distributors. See “—Revenue Collection—Game Operations.”

Tian Long Ba Bu (TLBB).    TLBB is our first in-house developed MMORPG, which we started to develop in late 2004. We launched TLBB in May 2007, and since then it has contributed a substantial majority of our total revenues. For the year ended December 31, 2008, game operations revenues from TLBB generated 90.0% of our total revenues. The following table sets forth game operations revenues from TLBB in China and the related operating data for the game for the periods indicated:

	For the Three Months Ended
	Jun. 30, 2007	Sep. 30, 2007	Dec. 31, 2007	Mar. 31, 2008	Jun. 30, 2008	Sep. 30, 2008	Dec. 31, 2008
TLBB Operations Revenues ($ in thousands)	2,256	10,794	21,757	38,493	43,350	48,278	51,540
Peak Concurrent Users (in thousands)	405	408	531	592	699	690	738
Average Concurrent Users (in thousands)	181	216	278	306	380	387	411
Quarterly Active Paying Accounts (in thousands)	209	690	1,096	1,387	1,684	1,860	1,822
Quarterly Average Revenue per Active Paying Account (in RMB)	82	118	147	199	179	178	193

Average revenue per active paying account for TLBB dropped in the second quarter of 2008 as we focused on enhancing game players’ in-game experiences, converting non-paying game players into paying game players and reducing the number of launches of new virtual items, all with the goal of extending the lifespan of the game.

The number of active paying accounts for TLBB for the fourth quarter of 2008 decreased slightly from the prior quarter. With a strong focus on expanding our game player base, we further developed TLBB’s free-of-charge playing features in the fourth quarter of 2008. As some of the previous low-spending game players became non-paying game players due to their satisfaction with the enhanced free-of-charge playing features, the number of active paying accounts for the fourth quarter of 2008 decreased slightly.

Blade Online (BO).    In October 2004, we launched BO, an MMORPG that we licensed from a third party. For the year ended December 31, 2008, game operations revenues from BO generated 6.4% of our total revenues. The following table sets forth game operations revenues from BO and the related operating data for the game in China for the periods indicated:

	For the Three Months Ended
	Mar. 31, 2007	Jun. 30, 2007	Sep. 30, 2007	Dec. 31, 2007	Mar. 31, 2008	Jun. 30, 2008	Sep. 30, 2008	Dec. 31, 2008
BO Operations Revenues ($ in thousands)	1,608	1,569	1,783	1,975	2,081	2,380	3,615	4,870
Peak Concurrent Users (in thousands)	63	60	64	68	69	74	82	95
Average Concurrent Users (in thousands)	42	42	42	47	46	46	51	55
Quarterly Active Paying Account (in thousands)	217	138	143	147	127	123	146	159
Quarterly Average Revenue per Active Paying Account (in RMB)	58	87	94	100	116	135	169	209

Overseas Licensing Revenues

We began licensing our game TLBB to operators outside of China in 2007. We began generating overseas licensing revenues from TLBB in each of Taiwan and Hong Kong in April 2008, and Vietnam in August 2007, and we expect to begin generating revenues in Malaysia and Singapore in the second half of 2009. The licenses are for terms of either two years or three years. Under our licensing arrangements, the licensee operators pay us an initial license fee and ongoing royalties based on a percentage of revenues generated by them over the term of the license period. For the year ended December 31, 2008, our overseas licensing revenues were $7.2 million, representing 3.6% of our total revenues. We expect to expand our licensing of TLBB to additional countries and may decide to license certain of our new MMORPGs overseas after they are launched.

Revenue Collection

Game Operations

We sell virtual and physical prepaid game cards to regional distributors, who in turn sub-distribute to retail outlets, including Internet cafes, various websites, news stands, software stores, bookstores and retail stores. We typically collect payment from our distributors upon delivery of our prepaid game cards, but only recognize revenues as the virtual items are consumed. We generally offer a sales discount to our prepaid game card distributors based on the popularity of our games. In 2006, prior to the launch of TLBB, we offered a sales discount as high as 20.0%. Since the launch of TLBB in 2007, we offered an initial sales discount at the rate of 15.0%, which has decreased to the current rate of 11.0%, effective as of January 2009. In addition, we offer a discount of 5.0% to our game players who use Sohu’s PEAK system for direct purchases of virtual prepaid game cards and game points. The sales discount represents the difference between the price at which we sell prepaid game cards to distributors or game players, as the case may be, and the face value of the prepaid game cards or the equivalent of game points.

We also offer rebates in the form of credits on future purchases of prepaid game cards to distributors of our prepaid game cards. Distributors of prepaid game cards will receive a credit on future purchases of our prepaid game cards in an amount equal to 1.0% to 3.0% of the discounted value of our prepaid game cards, provided that the distributors meet certain preset sales conditions. Historically, most of our distributors have met the conditions required to receive these credits. Credits are in the form of free prepaid game cards. We incur transaction costs of 0.9% of the face value of the virtual prepaid game cards or the equivalent of game points by using Sohu’s PEAK system.

The current total discount and rebate rate we typically offer to all of our prepaid game card distributors is approximately 12.0% to 14.0% of the face value of our prepaid game cards. The total discount and transaction costs associated with game players’ use of Sohu’s PEAK system is 5.9% of the face value of the virtual prepaid game cards or the equivalent of game points purchased.

Overseas Licensing

Our overseas licensing revenues consist of an initial license fee and ongoing revenue-based royalties. The initial license fee includes a fixed amount payable upon signing the license agreement and additional license fees payable upon achieving certain sales targets. The ongoing revenue-based royalties are generally determined based on the amount charged to game players’ accounts in a given country or region and sales of ancillary products of the game in such country or region. We typically receive ongoing revenue-based royalties on a monthly basis.

Revenue Recognition

Game Operations

Proceeds received from sales of prepaid game cards form the basis of our revenues and are recorded initially as receipts in advance. Upon activation of the prepaid game cards, proceeds are transferred from receipts in advance to deferred revenues. Proceeds received from online sales of game points directly to game players are recorded as deferred revenues. As of December 31, 2008, we had receipts in advance from distributors and deferred revenues from our game operations of $19.9 million, compared with $8.1 million and $1.0 million as of December 31, 2007 and 2006, respectively.

We recognize revenues when virtual items purchased by game players are consumed. For consumable virtual items, including those with a predetermined expiration time, revenues are recognized as they are consumed, and for perpetual virtual items, revenues are recognized over their estimated lives. In addition, prepaid game cards will expire two years after the date of card production if they have never been activated. The proceeds from the expired game cards are recognized as revenues upon expiration of the cards. In contrast, once the prepaid game cards are activated and credited to a game player’s account, they will not expire as long as the game account remains active. We are entitled to close a game player’s account if it has been inactive for a period of 180 consecutive days. The unused balances in an inactive game player’s account are recognized as revenues when the account is closed.

Overseas Licensing

For the initial license fees receivable under our overseas licensing agreements, we recognize revenues ratably over the remaining license period, during which we are obligated to provide post-sales services such as technical support and provision of updates or upgrades to the licensed games. Unrecognized initial license fees received are recorded as deferred revenues. As of December 31, 2008, such deferred revenues was $0.8 million, compared with $0.1 million and $nil as of December 31, 2007 and 2006, respectively. With respect to the ongoing revenue-based royalties, we recognize revenues when the revenue-based royalties are earned under the terms of the overseas licensing agreements, and the collection of such royalties is probable.

Cost of Revenues

Our cost of revenues consists primarily of salaries and benefits expenses, including share-based compensation expenses, relating to the operation of our games, revenue-based royalty payments to the game developers of BO and KO, bandwidth leasing costs, amortization of licensing fees, depreciation expenses, PRC business tax and value-added tax, or VAT, that AmazGame pays on the revenue that it derives from its contractual arrangements with Gamease. We expect our cost of revenues to increase as our revenues increase.

Revenue-Based Royalty Payments

Revenue-based royalty payments are payments made to the third-party licensors of KO and BO. Our license to KO expired in November 2006. Our obligation to make royalty payments for BO ended as of July 1, 2008. Revenue-based royalty payments constituted 6.5%, 23.9% and 60.1% of our cost of revenues for the years ended December 31, 2008, 2007 and 2006, respectively. The reduction in royalty payments as a percentage of cost of revenues for the year ended December 31, 2008 as compared to the earlier periods resulted from the expiration of our obligation to pay royalty payments for BO on July 1, 2008, and increases in cost of revenues not attributable to our operation of BO.

Salaries and Benefits Expenses

Salaries and benefits expenses primarily include employee wages and social welfare benefits, such as medical insurance, housing subsidies, unemployment insurance and pension benefits for employees involved in the operation of our games, including product maintenance, network operation and customer service. Salaries and benefits expenses constituted 35.1%, 31.0% and 23.8% of our cost of revenues for the years ended December 31, 2008, 2007 and 2006, respectively.

Bandwidth Leasing Costs

We lease communication bandwidth to connect our game operating networks to the Internet and interchange data traffic to and from our networks and our game players. Bandwidth leasing costs constituted 15.5%, 16.7% and 2.9% of our cost of revenues for the years ended December 31, 2008, 2007 and 2006, respectively.

Depreciation of Computer Equipment (Including Servers)

Depreciation expenses are for computer equipment (including servers) that are directly related to our game operations. The amount of depreciation of computer equipment (including servers) constituted 14.4%, 15.3% and 7.6% of our cost of revenues for the years ended December 31, 2008, 2007 and 2006, respectively.

PRC Business Tax and VAT

Our cost of revenues includes business tax, at an effective rate of 5.0%, and VAT, at an effective rate of 3.0%, that AmazGame pays on the revenues that it derives from its contractual arrangements with Gamease. The amount of business tax and VAT constituted 18.3%, 6.7% and nil% of our cost of revenues for the years ended December 31, 2008, 2007 and 2006, respectively.

Gamease incurs additional business taxes and related surcharges at an effective rate of 5.5% in connection with sales of its prepaid game cards and game points. However, we present our revenues net of these taxes and related surcharges. See “—Taxation—PRC Business Tax and VAT.”

Operating Expenses

Our operating expenses consist of product development expenses, sales and marketing expenses, and general and administrative expenses, each of which includes share-based compensation expenses. We expect that our operating expenses will increase in the future as we expand our game portfolio, and enhance our product development and sales and marketing activities.

The following table sets forth our product development expenses, sales and marketing expenses and general and administrative expenses, both in absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2006		2007		2008
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	($ in thousands, except percentages)
Product development	1,957	22.9%	6,738	16.0%	23,862	11.8%
Sales and marketing	1,798	21.1%	19,851	47.2%	38,917	19.3%
General and administrative	876	10.3%	2,992	7.1%	9,053	4.5%

Total	4,631	54.3%	29,581	70.3%	71,832	35.6%

Product Development Expenses

Our product development expenses consist primarily of salaries and benefits expenses, including share-based compensation expenses, of personnel engaged in the development of our game development platform and our games, and content and license expenses relating to our games. Product development expenses increased significantly to $23.9 million for the year ended December 31, 2008 compared to $6.7 million for the year ended December 31, 2007. The increase in such expenses is primarily due to our increased expenditures to develop new MMORPGs, DMD in particular, and expansion packs for existing games. Product development expenses constituted 11.8%, 16.0% and 22.9% of our total revenues for the years ended December 31, 2008, 2007 and 2006, respectively.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of expenses for advertisement and promotion, and salaries and benefits expenses, including share-based compensation expenses, of our sales and marketing personnel. Substantially all of the sales and marketing expenses are advertising and promotion expenses, which include online advertising, offline promotions and traditional media advertising. We typically incur sales and marketing expenses several quarters before revenue is generated in order to promote new game launches. Sales and marketing expenses increased significantly to $38.9 million for the year ended December 31, 2008 compared to $19.9 million for the year ended December 31, 2007. This increase was primarily a result of higher sales and marketing efforts for TLBB and BO in the year ended December 31, 2008. Sales and marketing expenses constituted 19.3%, 47.2% and 21.1% of our total revenues for the years ended December 31, 2008, 2007 and 2006, respectively. For a discussion of arrangements with Sohu to provide marketing services to us, see “Our Relationship with Sohu—Our Relationship with Sohu Following the Offering.”

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and benefits expenses, including share-based compensation expenses, for management, finance and administrative personnel, professional service fees, audit fees, and fees for tax consultation. General and administrative expenses increased to $9.1 million for the year ended December 31, 2008 compared to $3.0 million for the year ended December 31, 2007. This increase was primarily a result of increases in salary and benefits expenses and professional fees related to our reorganization. General and administrative expenses constituted 4.5%, 7.1% and 10.3% of our total revenues for the years ended December 31, 2008, 2007 and 2006, respectively.

Share-based Compensation Expenses

Share-based compensation expenses included in our financial statements include an allocation to us of such expenses related to Sohu’s senior management who provide services for both Sohu and Changyou. Following completion of this offering, we do not expect Sohu’s management to continue to provide these services and therefore do not expect our financial statements to include such allocations in the future. We did not issue any options, restricted share units or other share-based compensation awards in Changyou.com Limited, the issuer in this offering, prior to January 1, 2008. Share-based compensation expenses included in our financial statements for periods ended prior to January 1, 2008 reflect options or restricted share units granted by Sohu to employees of Sohu who were engaged in the MMORPG business and who subsequently became our employees upon our reorganization when we became a separate, indirect subsidiary of Sohu.

In March 2005, Sohu formed an indirect subsidiary to carry out game development, and granted to Tao Wang, who at the time was an employee of Sohu, a contingent right to receive a payment equal to 25% of the value of the subsidiary upon the occurrence of certain events. Sohu later agreed with Mr. Wang that his contingent right in the subsidiary would be modified to provide Mr. Wang an equity interest in us in lieu of the contingent right.

In January 2008, we communicated to and agreed with Mr. Wang that the equity interest we granted to him would consist of 7,000,000 of our ordinary shares and 8,000,000 restricted shares. The restricted shares included, as a condition of vesting, the completion of an initial public offering by us on an internationally recognized stock exchange, and also were subject to a vesting schedule. In addition, the terms of the restricted shares provided that Mr. Wang will not be entitled to participate in any distributions by us on his ordinary shares and restricted shares until the earlier of the completion of this offering or February 2012. In April 2008, we modified the vesting conditions of the restricted shares to provide for vesting over a four-year period, subject to acceleration under certain circumstances, commencing on February 1, 2008, with no condition that an initial public offering be completed. There was no change, however, to the limitation on Mr. Wang’s right to participate in distributions declared by us prior to the completion of this offering.

On December 31, 2008, we reserved 20,000,000 of our ordinary shares to be used as incentive compensation for our executive officers and key employees from time to time under our 2008 Share Incentive Plan.

On January 15, 2009, 7,000,000 Class B ordinary shares and 8,000,000 Class B restricted shares were issued to Mr. Wang out of Sohu’s equity interest.

The difference between the fair values, or the Incremental Fair Value, of the 7,000,000 Class B ordinary shares and 8,000,000 Class B restricted shares granted to Mr. Wang and Mr. Wang’s contingent right in the Sohu subsidiary is accounted for by us as share-based compensation. Because the terms of the issuance of the ordinary shares and restricted shares had been approved by us and were communicated to and agreed with Mr. Wang as of January 2, 2008, it was deemed as the grant date under U.S. GAAP and, accordingly, the Incremental Fair Value was determined as of that date. The portion of the Incremental Fair Value related to the 7,000,000 Class B ordinary shares, equal to $1.8 million, was recognized as share-based compensation expenses included in product development expenses for the three months ended March 31, 2008. As a result of the modification of the vesting terms of the 8,000,000 Class B restricted shares on April 21, 2008, the portion of the Incremental Fair Value related to those shares, equal to $7.0 million, was determined as of that date and is accounted for by us as share- based compensation over the vesting period starting from the date of the modification, following the accelerated basis of attribution. Share-based compensation expense relating to the 8,000,000 Class B restricted shares, which was $3.0 million for the period from April 21, 2008 to December 31, 2008, was included as share-based compensation expenses included in product development expenses. The Incremental Fair Values were determined using the discounted cash flow method.

In April 2008, our board of directors approved and we communicated to our executive officers other than the CEO and to certain employees, various grants of restricted shares and restricted share units. Pursuant to these approvals, on January 15, 2009, we issued to our executive officers other than the CEO an aggregate of 1,800,000 Class B restricted shares and we issued to certain of our key employees an aggregate of 940,000 restricted share units (settleable in Class B ordinary shares). On March 13, 2009, we exchanged the 1,800,000 Class B restricted shares held by executive officers other than the CEO for Class B restricted share units which have the same vesting and other terms as applied to the Class B restricted shares. The vesting of the restricted share units is contingent upon the completion of an initial public offering by us on an internationally recognized stock exchange, and are otherwise subject to vesting over a four-year period, subject to acceleration under certain circumstances, commencing February 1, 2008. The first vesting will occur, retroactively to the dates when they first otherwise would have vested, upon the expiration of the underwriters’ 180-day lock-up commencing on the date of this prospectus. The grant date fair value of the awards will be recognized in our consolidated statements of operations starting from the date when the vesting conditions become probable, which will occur upon the completion of this offering. The fair values of these awards were determined using the discounted cash flow method.

Share-based compensation expenses recorded under SFAS 123R for the year ended December 31, 2008 were $5.3 million compared to $0.4 million for the year ended December 31, 2007, and included share-based compensation paid by us to our executive officers and key employees, the allocated share-based compensation paid by Sohu to Sohu’s senior management who provide services to both Sohu and us, and the allocated share-based compensation paid by Sohu to certain of our employees who provide services to both Sohu and us. In addition, as of December 31, 2008, there was $3.6 million of unrecognized share-based compensation cost related to the 1,800,000 unvested Class B restricted shares granted to our executive officers other than the CEO in April 2008 (which Class B restricted shares were exchanged for Class B restricted share units (settleable in Class B ordinary shares) on March 16, 2009) and $1.9 million of unrecognized share-based compensation cost related to the 940,000 unvested Class B restricted share units granted to certain of our key employees in April 2008.

Taxation

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, payment of dividends by us is not subject to withholding tax in the Cayman Islands.

Under the current Hong Kong Inland Revenue Ordinance, Changyou.com HK Limited is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by Changyou.com HK Limited to us are not subject to any Hong Kong withholding tax.

PRC Corporate Income Tax

Prior to January 1, 2008, our operating entities based in the PRC were governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and the Enterprise Income Regulation (“the previous income tax law and rules”). Pursuant to the previous income tax law and rules, PRC enterprises were generally subject to Enterprise Income Tax (“EIT”) at a statutory rate of 33% (30% state income tax plus 3% local income tax), or 15% for certain technology enterprises, on PRC taxable income. Furthermore, new technology enterprises were exempted from PRC state income tax for three years, beginning with their first year of operations, and were entitled to a 50% tax reduction, to a rate of 7.5%, for the subsequent three years and 15% thereafter. During the years ended December 31, 2005, 2006 and 2007, most of our operations in the PRC were subject to an applicable tax rate of 7.5% or were exempted from income tax as new technology enterprises.

On January 1, 2008, the newly introduced Corporate Income Tax Laws, or New CIT Law, which unify the statutory income tax rate of enterprises in China to 25%, became effective. The New CIT Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%. On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “new technology enterprises,” which will be entitled to a favorable statutory tax rate of 15%. On July 8, 2008, relevant governmental regulatory authorities further clarified that new technology enterprises previously qualified under the previous income tax laws and rules as of December 31, 2007 would be allowed to enjoy grandfather treatment for the unexpired tax holidays, on condition that they were re-approved for new technology enterprise status under the regulations released on April 14, 2008. Due to uncertainty as to whether AmazGame and Gamease will eventually be approved for new technology enterprise status, the Company had accounted for its current and deferred income tax based on the enacted statutory tax rate of 25% for the three months ended March 31, 2008.

In addition, the New CIT Law provides that “software enterprises” can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. Both AmazGame and Gamease are qualified as software enterprises, and this status began to apply from January 1, 2008. In the three months ended June 30, 2008, we were informed by the relevant tax bureau that both AmazGame and Gamease will be subject to 0% income tax rate for the full year 2008 and a 50% tax reduction for the following three years. Accordingly, both AmazGame and Gamease will enjoy a tax exemption for fiscal year 2008 and a 50% income tax reduction to a rate of 12.5% from fiscal year 2009 to fiscal year 2011. Thus, as we had adopted the statutory income tax rate of 25% to account for income tax expenses for the first quarter of 2008, during the second quarter of 2008 we reversed the income tax expenses provided for in the first quarter of 2008, and we adopted a 0% tax rate for the second through the fourth quarters of 2008. Despite the fact that both AmazGame and Gamease were subject to 0% tax rate for the full year of 2008, they were still required by the relevant tax bureau to prepay income tax at the statutory rate of 25% for the first three quarters of 2008, which amounted to $18.9 million. We were not required to prepay income tax for the fourth quarter of 2008. In January 2009, we received a full refund of such prepaid income tax from the relevant tax authorities.

Gamease may be subject to withholding taxes on the initial license fees and ongoing revenue-based royalties received from our licensees in various jurisdictions outside of the PRC. We recognize such foreign withholding taxes as income tax expense when related revenue of initial license fees and ongoing revenue-based royalties are recognized. $1.0 million, $38,000 and $nil were recognized as income tax expense related to withholding taxes for the years ended December 31, 2008, 2007 and 2006, respectively.

As required by the New CIT Law, the profits of a foreign invested enterprise arising in 2008 and onwards which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. A lower withholding tax rate will be applied if there is a tax treaty or arrangement between the PRC and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, will be subject to a 5% withholding tax rate. In the fourth quarter of 2008, in preparation for this offering, AmazGame declared a dividend to Changyou HK, its immediate parent company in Hong Kong, and we accrued a withholding tax of $5.0 million based on the 5% withholding tax rate.

PRC Business Tax and VAT

We operate and distribute our MMORPGs via Gamease in China. Gamease is subject to PRC business tax at the rate of 5% and related surcharges of 0.5% on the revenues from game operations. Our revenues are presented net of these business tax and related surcharges.

AmazGame pays business tax and value added tax on revenues that it derives from its contractual arrangements with Gamease for its services provided or products sold to Gamease. We account for such business tax and value added tax as a component of our cost of revenues.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, appearing elsewhere in this prospectus. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe accounting for recognition of revenues, the determination of share-based compensation expense, the assessment of income tax and valuation allowances against deferred tax assets, assessment of impairment for intangible assets, fixed assets and other assets and the determination of functional currencies represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Recognition of Revenue

We earn revenues from our current MMORPG operations by providing online services to game players pursuant to the item-based revenue model. For periods prior to our upgrading and relaunching of BO in December 2006, we operated BO under the time-based revenue model, where game players are charged based on the time they spend playing the game. Under the item-based revenue model, game players play games free of charge and are charged for purchases of virtual items.

Under both the item-based and the time-based revenue models, proceeds received from sales of prepaid cards are initially recorded as receipts in advance.

Proceeds from sale of prepaid cards to distributors are deferred when received and, for the item-based revenue model, revenue is recognized over the estimated lives of the virtual items purchased or as the virtual items are consumed. For the time-based revenue model, revenue is recognized based upon the actual usage of time units by the game players. The revenues are recorded net of business tax, sales discounts and rebates to our distributors. See “—Revenue Collection—Game Operations.”

Under our item-based revenue model, game players can access our games free of charge, but may purchase consumable virtual items, including those with a predetermined expiration time, such as three months, or perpetual items, such as certain costumes that stay binded to a game player for the life of the game. Revenues in relation to consumable virtual items are recognized as they are consumed, as our services in connection with these items have been fully rendered to our game players as of that time. Revenues in relation to perpetual virtual items are recognized over their estimated lives. We will provide continuous online game services in connection with these perpetual virtual items until they are no longer used by our game players. We have considered the average period that game players typically play our games and other game player behavior patterns to arrive at our best estimates for the lives of these perpetual virtual items. We have also considered that the estimated lives of perpetual virtual items may be affected by various factors, including the acceptance and popularity of expansion packs, promotional events launched and market conditions. However, given the relatively short operating history of our games, and of our most popular game TLBB in particular, our estimate of the period that game players typically play our games may not accurately reflect the estimated lives of the perpetual virtual items. We have adopted a policy of assessing the estimated lives of perpetual virtual items on a quarterly basis. All paying users’ data collected since the launch of the games are used to perform the relevant assessments. Historical behavior patterns of these paying users during the period between their first log-on date and last log-on date are used to estimate the lives of perpetual virtual items. While we believe our estimates to be reasonable based on available game player information, we may revise such estimates in the future as our games’ operation periods become longer and we continue to gain more operating history and data. Any adjustments arising from changes in the estimates of the lives of perpetual virtual items would be applied prospectively on the basis that such changes are caused by new information indicating a change in the game player behavior patterns. Any changes in our estimate of lives of perpetual virtual items may result in our revenues being recognized on a basis different from prior periods’ and may cause our operating results to fluctuate.

We also derive revenues from licensing our games in other countries and territories. The licensing agreements provided for two revenue streams, an initial license fee and a monthly revenue-based royalty based on monthly revenues from the games. The initial license fee consists of both a fixed amount and additional amounts receivable upon achieving certain sales targets. Since we are required to provide when-and-if-available upgrades to the licensees during the license period, both the fixed portion and the additional portion of the initial license fee are recognized ratably as revenue over the license period. The fixed portion of the initial license fee is recognized ratably over the remaining license period from the date the game is launched, and the additional portion of the initial license fee is recognized ratably over the remaining license period from the date such additional amount is certain. The monthly usage-based royalty fee is recognized when earned, provided that collectability is reasonably assured.

Share-Based Compensation Expenses

Our financial statements reflect the adoption as of January 1, 2006, of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS 123R, which requires all share-based payments to employees and directors, including grants of employee share options and restricted share units, to be recognized in the financial statements based on their fair values at grant date. The valuation provisions of SFAS 123R apply to new share-based awards, to share-based awards granted to employees and directors before the adoption of SFAS 123R whose related requisite services had not yet been provided, and to share-based awards which were subsequently modified or cancelled. In March 2005, the United States Securities and Exchange Commission, or the SEC, issued Staff Accounting Bulletin 107, or SAB 107, regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies. We applied the provisions of SAB 107 in our adoption of SFAS 123R. Our share-based payments for periods prior to January 1, 2006 were accounted for in accordance with Accounting Principles Board Opinions (APB) 25, Accounting for Stock Issued to Employees, or APB 25, and complied with the disclosure provisions of SFAS 123. In general, share-based compensation expense under APB 25 was recognized based on the difference, if any, between the estimated fair value of Sohu common stock and the amount an employee was required to pay to acquire the stock, as determined on the date the option was granted. Pro forma information was disclosed to illustrate the effect on net income and net income per share if we had applied the fair value recognition provisions of SFAS 123 to share-based employee compensation for the reporting periods.

Under SFAS 123R, we apply the Black-Scholes valuation model in determining the fair value of options granted to employees and directors. Under the transition provisions of SFAS 123R, we recognized compensation expense on options granted by Sohu prior to the adoption of SFAS 123R on an accelerated basis over the requisite service period, which is consistent with the methods we used when preparing pro forma information under SFAS 123. Restricted share units are measured based on the fair market value of the underlying shares on the grant dates. We recognize the relevant share-based compensation expenses on an accelerated basis over the requisite service period.

Under SFAS 123R, the number of share-based awards for which the service is not expected to be rendered for the requisite period should be estimated, and the related compensation expense not recorded for that number of awards. For pro forma disclosure under SFAS 123, we accounted for the effect of forfeitures only as the forfeitures occurred. We applied the modified prospective transition method, and therefore have not restated prior years’ results.

Our management and board of directors determined the fair values as of the January 2008 and April 2008 grant dates, relying in part on a report prepared by American Appraisal China Limited, or American Appraisal China. Determining the fair value of our ordinary shares required us to make complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time the grants were made.

Because at the time of the grants our MMORPG business was at a different stage of its product life cycle than that of the publicly-listed companies in our industry, we concluded that a market comparison approach would not have been meaningful in determining the fair value of our ordinary shares. As a result, we and American Appraisal China used the income approach/discounted cash flow method to derive the fair values. We applied the discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the respective valuation dates. The projected cash flow estimate included, among other things, an analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. The income approach involves applying appropriate discount rates, based on earnings forecasts, to estimated cash flows. The assumptions we used in deriving the fair value of the ordinary shares were consistent with the assumptions that we used in developing our business plan, which included no material changes in the existing political, legal, fiscal and economic conditions in China; our ability to recruit and retain competent management, key personnel and technical staff to support our ongoing operations; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain and subjective. The discount rates reflect the risks our management perceived as being associated with achieving the forecasts and are based on our estimated cost of capital, which was derived by using the capital asset pricing model, after taking into account systemic risks and company-specific risks. The capital asset pricing model is a model for pricing securities that adds an assumed risk premium rate of return to an assumed risk-free rate of return. Using this method, we determined the appropriate discount rates to be 22% as of the January 2008 valuation date and 23% as of the April 2008 valuation date.

We also applied a discount for lack of marketability, or DLOM, to reflect the fact that, at the time of the grants, we were a closely-held company and there was no public market for our ordinary shares. To determine the discount for lack of marketability, we and American Appraisal China used the Black-Scholes option pricing model. Pursuant to the Black-Scholes option pricing model, we used the cost of a put option, which can be used to hedge the price change before a privately held share can be sold, as the basis to determine the discount for lack of marketability. Based on the foregoing analysis, we used a DLOM of 19% to discount the value of our ordinary share as of the January 2008 and April 2008 valuation dates. Because there was no evidence to indicate that there would be a disproportionate return between majority and minority shareholders, we did not apply a minority discount. As a result, we concluded that the fair value of our company as a going concern was $136 million as of the January 2008 valuation date and $198 million as of the April 2008 valuation date. The fair value per ordinary share and restricted share as of the date of the grants made in January 2008 was $1.36 per share. The fair value per ordinary share and restricted share, and per ordinary share underlying each restricted share unit, as of the date of the grants made in April 2008 was $1.98 per share.

Our assumptions were based on historical experience, with consideration to developing expectations about the future. The assumptions used in calculating the fair value of share-based awards and related share-based compensation expenses represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change or different assumptions are used our share-based compensation expense could be materially different for any period.

For the years ended December 31, 2008, 2007 and 2006, our share-based compensation expenses amounted to $5.3 million, $443,000 and $389,000, respectively.

Income Tax and Valuation Allowance Against Deferred Tax Assets

We estimate income tax expense for each jurisdiction in which we operate and for each period presented, which includes estimating current tax exposure as well as assessing realizable deferred tax assets and deferred tax liabilities.

Prior to December 31, 2006, our deferred tax assets were primarily related to a net operating loss from operations. Subsequent to 2006, the majority of our deferred tax assets resulted from the differences between the book and tax bases of assets transferred as part of the reorganization of the MMORPG business and tax benefits from share-based compensation. As of December 31, 2007, we had recorded a full allowance against our gross deferred tax assets based on the following factors: (1) we were in a net loss position until 2007 and had no historical track record of profits to utilize the deferred tax assets; (2) uncertainty related to our entitlement to preferential tax treatment based on the new tax laws; (3) intense competition leading to uncertain success. In the year ended December 31, 2008, we reversed the allowance previously recorded and recognized deferred tax assets to the extent such deferred tax assets are expected to be realized for certain subsidiaries. If events were to occur in the future that would allow us to realize more of our deferred tax assets than the presently recorded amount, an adjustment would be made to the deferred tax assets that would increase income for the period. If events were to occur in the future that would require us to realize less of our deferred tax assets than the presently recorded amount, an adjustment would be made to the valuation allowance against deferred tax assets that would decrease income for the period. Significant management judgment is required in determining income tax expense and deferred tax assets and liabilities. As of December 31, 2008, our net deferred tax assets were $237,000, resulting from temporary differences between accounting and tax basis.

Assessment of Impairment for Long-lived Assets

Our long-lived assets include intangible assets, fixed assets and other assets.

Intangible assets mainly comprise the source codes, computer software purchased from unrelated third parties, and other finite-lived intangible assets which are separable from the fixed assets. We amortize the cost of intangible assets over their expected future economic lives. Fixed assets comprise computer equipment (including servers) and leasehold improvements, and are depreciated over the estimated useful lives of the assets on a straight-line basis. Other assets mainly include prepaid license fees and rental deposits. We amortize the license fees over the terms of the contracts. Management’s judgment is required in the assessment of the economic lives of intangible assets and useful lives of the fixed assets and other assets. Based on the existence of one or more indicators of impairment, we measure any impairment of intangible assets, fixed assets and other assets based on a projected discounted cash flow method using a discount rate determined by our management which is commensurate with the risk inherent in our business model. An impairment charge would be recorded if we determined that the carrying value of intangible assets, fixed assets or other assets may not be recoverable.

Our estimates of future cash flows require significant judgment based on our historical results and anticipated results and are subject to many factors. As of December 31, 2008, 2007 and 2006, we were not aware of any indication of impairment of our intangible assets, fixed assets or other assets.

Determination of Functional Currencies

Our reporting and functional currency is the U.S. dollar. The functional currency of our subsidiary and our VIE in China is the RMB, and the functional currency of Changyou HK is the U.S. dollar. An entity’s functional currency is the currency of the primary economic environment in which it operates. Normally, that is the currency of the environment in which it primarily generates and expends cash. Management’s judgment is essential in the determination of the functional currency which is made by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. Assets and liabilities of our subsidiary and VIE in China are translated into U.S. dollars, our reporting currency, at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the current exchange rate in effect during the reporting period. Foreign currency translation adjustments are not included in determining net income for the period but are accumulated in a separate component of consolidated equity on the balance sheet. The accumulated foreign currency translation adjustment as of December 31, 2008 was a gain of $631,000 and as of December 31, 2007 and 2006 was a loss of $472,000 and $324,000, respectively.

Year to Year Comparisons

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues.    Total revenues increased by $159.7 million to $201.8 million for the year ended December 31, 2008, compared to $42.1 million for the year ended December 31, 2007. This increase was primarily due to an increase in our game operations revenues attributable to the success of TLBB, which we launched in May 2007. For the year ended December 31, 2008, we generated game operations revenues of $194.6 million, consisting of $181.7 million from TLBB and $12.9 million from BO, compared to $41.7 million for the year ended December 31, 2007, consisting of $34.8 million from TLBB and $6.9 million from BO. For the year ended December 31, 2008, we generated overseas licensing revenues of $7.2 million, compared to $345,000 for the year ended December 31, 2007 as we started generating revenues from overseas licensing in August 2007.

Cost of Revenues.    Our cost of revenues increased by $7.3 million to $14.6 million for the year ended December 31, 2008, compared to $7.3 million for the year ended December 31, 2007. The increase was primarily due to an increase in our salaries and benefits expenses, which increased by $2.8 million to $5.1 million for the year ended December 31, 2008, compared to $2.3 million for the year ended December 31, 2007, our PRC business tax and VAT that AmazGame pays on the revenues that it derives from its contractual arrangements with Gamease, which increased by $2.2 million to $2.7 million for the year ended December 31, 2008, compared to $0.5 million for the year ended December 31, 2007, bandwidth leasing and communication costs, which increased by $1.1 million to $2.3 million for the year ended December 31, 2008, compared to $1.2 million for the year ended December 31, 2007, and depreciation of computer equipment (including servers), which increased by $1.0 million to $2.1 million for the year ended December 31, 2008, compared to $1.1 million for the year ended December 31, 2007, all of which were due to the growth of TLBB and its full year operation.

Gross Profit.    As a result of the foregoing, our gross profit increased by $152.4 million to $187.2 million for the year ended December 31, 2008, compared to $34.8 million for the year ended December 31, 2007. Our gross margins were 92.8% and 82.6% for the years ended December 31, 2008 and December 31, 2007, respectively.

Operating Expenses

•

Product Development Expenses.    Product development expenses increased by $17.2 million to $23.9 million for the year ended December 31, 2008, compared to $6.7 million for the year ended December 31, 2007. The increase was primarily due to increases in salaries and benefits expense, which increased by $16.5 million to $22.2 million for the year ended December 31, 2008, compared to $5.7 million for the year ended December 31, 2007. The increase in salaries and benefits expense was due to increases in both the number of game development personnel and salary levels, as we expanded our product development department to enhance our existing games and to develop new games, increased performance-based cash bonuses to reward our employees for their contribution to our strong performance, and higher share-based compensation expenses related to equity-based awards to key product development personnel, including to our CEO, Tao Wang. See “—Our Operating Expenses—Share-Based Compensation Expenses.”

•

Sales and Marketing Expenses.    Sales and marketing expenses increased by $19.0 million to $38.9 million for the year ended December 31, 2008, compared to $19.9 million for the year ended December 31, 2007. The increase was primarily due to the increased advertising and promotion expenses, which increased by $18.3 million to $36.9 million for the year ended December 31, 2008, compared to $18.6 million for the year ended December 31, 2007. This increase is attributable to the marketing of TLBB and its expansion packs through online advertising on Sohu’s web domains and on other third-party websites, as well as offline marketing including Internet cafe promotional events.

•

General and Administrative Expenses.    General and administrative expenses increased by $6.1 million to $9.1 million for the year ended December 31, 2008, compared to $3.0 million for the year ended December 31, 2007. The increase was primarily due to the increase in salaries and benefits expenses and professional fees. Salaries and benefits expenses increased by $4.3 million to $5.9 million for the year ended December 31, 2008, compared to $1.6 million for the year ended December 31, 2007, due to the expansion of our operations. Professional fees increased by $1.3 million to $2.4 million for the year ended December 31, 2008, compared to $1.1 million for the year ended December 31, 2007, incurred primarily for preparation for this offering and tax advisory services.

Operating Profit.    As a result of the foregoing, we had operating profit of $115.4 million for the year ended December 31, 2008, compared to an operating profit of $5.2 million for the year ended December 31, 2007.

Interest Expense.    For the year ended December 31, 2008, interest expense was $0.2 million, compared to $61,000 for the year ended December 31, 2007. The increase was primarily due to a loan in the amount of $5.0 million from Sohu.com Limited in September 2007, all of which we contributed to the capital of AmazGame to be used for working capital purposes.

Interest Income and Foreign Currency Exchange Gain.    For the year ended December 31, 2008, interest income and foreign currency exchange gain was $1.2 million, compared to $44,000 for the year ended December 31, 2007. The increase was primarily due to increased interest income resulting from increases in cash deposited in our bank accounts. For the year ended December 31, 2008, foreign currency exchange loss was $0.2 million, compared to $nil for the year ended December 31, 2007, resulting from increases in cash balance and receivables denominated in U.S. dollars.

Other Expense.    For the year ended December 31, 2008, other expenses were $0.3 million, compared to $nil for the year ended December 31, 2007. This increase primarily represents the donation made to various charities assisting with relief efforts relating to the earthquake that hit the Sichuan province on May 12, 2008.

Income Tax Expense.    Income tax expense was $8.1 million for the year ended December 31, 2008, compared to $0.5 million for the year ended December 31, 2007. During the year ended December 31, 2008,

AmazGame and Gamease were qualified as software enterprises, which entitled them to a 0% tax rate for 2008. However, to obtain this preferential rate, we were required to repay certain tax exemption benefits amounting to $2.2 million that we took in 2007. In the fourth quarter of 2008, in preparation for this offering, AmazGame declared a dividend to Changyou HK, its immediate parent company in Hong Kong, and we accrued a withholding tax of $5.0 million based on the 5% withholding tax rate.

Net Income.    As a result of the foregoing, we had net income of $108.0 million for the year ended December 31, 2008, compared to net income of $5.3 million for the year ended December 31, 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues.    Total revenues increased by $33.6 million to $42.1 million for the year ended December 31, 2007, compared to $8.5 million for the year ended December 31, 2006. This increase was primarily due to an increase in our game operations revenues primarily attributable to the success of TLBB, which was launched in May 2007. For the year ended December 31, 2007, we generated game operations revenues of $41.7 million, consisting of $34.8 million from TLBB and $6.9 million from BO, compared to $8.5 million for the year ended December 31, 2006, consisting of $nil from TLBB, $7.2 million from BO and $1.3 million from KO. For the year ended December 31, 2007, we generated overseas licensing revenues of $345,000, compared to $nil for the year ended December 31, 2006 as we started generating revenues from overseas licensing in August 2007.

Cost of Revenues.    Our cost of revenues increased by $3.4 million to $7.3 million for the year ended December 31, 2007, compared to $3.9 million for the year ended December 31, 2006. The increase was primarily due to an increase in salaries and benefits expenses which increased by $1.4 million to $2.3 million for the year ended December 31, 2007, compared to $0.9 million for the year ended December 31, 2006, and bandwidth leasing costs, which increased by $1.1 million to $1.2 million for the year ended December 31, 2007, compared to $0.1 million for the year ended December 31, 2006, both of which were due to the launch of TLBB. These increases were offset by a decrease in revenue-based royalty payments, which decreased by $0.6 million to $1.7 million for the year ended December 31, 2007, compared to $2.3 million for the year ended December 31, 2006, as a result of decreases in revenues generated by KO due to its termination and decreases in revenues generated by BO due to its transition from the time-based revenue model to the item-based revenue model.

Gross Profit.     As a result of the foregoing, our gross profit increased by $30.2 million to $34.8 million for the year ended December 31, 2007, compared to $4.6 million for the year ended December 31, 2006. Our gross margins were 82.6% and 54.3% for the year ended December 31, 2007 and 2006, respectively.

Operating Expenses

•

Product Development Expenses.    Product development expenses increased by $4.7 million to $6.7 million for the year ended December 31, 2007, compared to $2.0 million for the year ended December 31, 2006. The increase was primarily due to increases in salaries and benefits expenses and content and license expenses. Salaries and benefits expenses increased by $4.4 million to $5.7 million for the year ended December 31, 2007, compared to $1.3 million for the year ended December 31, 2006. This increase was due to increases in both the number of game development personnel and salary levels, as we expanded our product development department to develop TLBB. In addition, we increased the awards of performance-based cash bonuses to our employees. The content and license fees increased by $335,000 to $477,000 for the year ended December 31, 2007, compared to $142,000 for the year ended December 31, 2006.

•

Sales and Marketing Expenses.    Sales and marketing expenses increased by $18.1 million to $19.9 million for the year ended December 31, 2007, compared to $1.8 million for the year ended December 31, 2006. The increase was primarily due to the increased advertising and promotion expenses, which increased by $17.6 million to $18.6 million for the year ended December 31, 2007, compared to $1.0 million for the year ended December 31, 2006. This increase is attributable to the marketing for the launch of TLBB in May 2007 and its expansion packs through online advertising on Sohu’s domains and on other websites, as well as offline marketing including Internet cafe promotional events.

•

General and Administrative Expenses.    General and administrative expenses increased by $2.1 million to $3.0 million for the year ended December 31, 2007, compared to $0.9 million for the year ended December 31, 2006. The increase was primarily due to increases in salaries and benefits expenses and professional fees. Salaries and benefits expenses increased by $1.1 million to $1.6 million for the year ended December 31, 2007, compared to $0.5 million for the year ended December 31, 2006, due to the expansion of our operations. Professional fees increased by $0.9 million to $1.1 million for the year ended December 31, 2007, compared to $0.2 million for the year ended December 31, 2006, due to fees incurred in connection with our reorganization.

Operating Profit/(Loss).    As a result of the foregoing, we had operating profit of $5.2 million for the year ended December 31, 2007, compared to an operating loss of $1,000 for the year ended December 31, 2006.

Interest Expense.    For the year ended December 31, 2007, interest expense was $61,000 as compared to $nil for the year ended December 31, 2006. The increase was due to a loan in the amount of $5.0 million from Sohu.com Limited in September 2007, all of which we contributed to the capital of AmazGame to be used for working capital purposes.

Interest Income.    For the year ended December 31, 2007, interest income was $44,000 as compared to interest income of $20,000 for the year ended December 31, 2006. The increase was primarily due to increases in interest income resulting from increased cash deposited in our bank accounts.

Income Tax Expense.    Income tax expense was $0.5 million for the year ended December 31, 2007, compared to $161,000 for the year ended December 31, 2006. The increase was primarily due to increased pre-tax income in 2007. For the year ended December 31, 2006, although we had a pre-tax loss, certain of our subsidiaries had taxable profits.

Net Income.    As a result of the foregoing, we had net income of $5.3 million for the year ended December 31, 2007, compared to $9,000 for the year ended December 31, 2006.

Impact of Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board issued FASB Statement No. 157, Fair Value Measurements, or SFAS 157, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued FSP FAS 157-2 which would delay the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP.

On January 1, 2008, we adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” or SFAS 157, for financial assets and liabilities. As permitted by FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No 157,” we elected to defer the adoption of SFAS 157 for all non-financial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurement. The carrying amount of our cash approximates their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximates their market value based on their short-term maturities. As of December 31, 2008, the initial adoption of SFAS 157 had no effect on our consolidated results of operations and financial condition.

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 141 (Revised 2007), Business Combinations, or SFAS 141R. SFAS 141R provides additional guidance on improving the relevance, representational faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Management believes that there will be no material impact on its financial statements upon adoption of this standard.

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, or SFAS 160. SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. Management believes there will be no material impact on its financial statements upon adoption of this standard.

In December 2007, the SEC issued Staff Accounting Bulletin 110, or SAB 110. SAB 110 states that the staff will continue to accept, under certain circumstances, the use of the simplified method for estimating the expected term of “plain vanilla” share options in accordance with SFAS 123R beyond December 31, 2007. Management believes there will be no material impact on its financial statements upon adoption of this standard.

In April 2008, the FASB issued Staff Position No. FAS 142-3, Determination of the Useful Life of Intangible Assets, or FSP FAS 142-3. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets, or SFAS 142. The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other applicable accounting literature. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact of FSP FAS 142-3 on its consolidated financial statements.

Selected Quarterly Results of Operations

The following table sets forth selected unaudited quarterly results of operations for the eight quarters ended December 31, 2008. We have prepared this unaudited financial information on the same basis as our audited consolidated financial statements. This unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that our management considers necessary for a fair presentation of our financial position and operating results for the quarters presented. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

	For the Three Months Ended
	Mar. 31, 2007	June 30, 2007	Sept. 30, 2007	Dec. 31, 2007	Mar. 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008
	($ in thousands)
Revenues:
Game operations revenues	1,617	3,825	12,577	23,732	40,574	45,730	51,893	56,410
Overseas licensing revenues	—	—	116	229	381	2,166	2,711	1,980

Total revenues	1,617	3,825	12,693	23,961	40,955	47,896	54,604	58,390
Cost of revenues(1)	869	1,558	2,110	2,780	3,229	3,519	3,505	4,380

Gross profit	748	2,267	10,583	21,181	37,726	44,377	51,099	54,010
Operating expenses:
Product development(1)	489	821	2,203	3,225	5,633	4,920	6,344	6,965
Sales and marketing(1)	1,478	5,513	6,389	6,471	8,558	9,553	10,857	9,949
General and administrative(1)	170	290	1,160	1,372	2,334	2,042	1,424	3,253

Total operating expenses	2,137	6,624	9,752	11,068	16,525	16,515	18,625	20,167

Operating (loss) profit	(1,389)	(4,357)	831	10,113	21,201	27,862	32,474	33,843
Other income (expense)	4	5	561	—	(3)	(288)	—	13
Interest expense	—	—	—	(61)	(59)	(59)	(60)	(67)
Interest income and foreign currency exchange gain	1	9	24	10	37	223	377	598

(Loss) income before income tax expense	(1,384)	(4,343)	1,416	10,062	21,176	27,738	32,791	34,387
Income tax expense (benefit)	—	—	—	452	5,969	(3,885)	707	5,315

Net (loss) income	(1,384)	(4,343)	1,416	9,610	15,207	31,623	32,084	29,072

(1)	Share-based compensation expenses included in above operating results are as follows:

	For the Three Months Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
	($ in thousands)
Cost of revenues	16	15	3	4	5	5	—	4
Product development	65	61	25	19	1,798	791	1,175	1,155
Sales and marketing	—	—	6	4	4	4	—	2
General and administrative	15	29	79	102	189	82	76	57

Seasonality

During and around school holidays and public holidays in China, we typically experience decreases in our average concurrent users and peak concurrent users, but such decreases historically have not had any significant impact on our revenues.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from equity contributions by Sohu and cash flows from operations. We also received loans in the amount of $5.0 million and $3.5 million from Sohu.com Limited in September 2007 and December 2008, respectively.

Our current cash and cash equivalents consist of cash on hand and bank deposits with original maturities of three months or less that are placed with banks. We do not expect to experience an increase in our net working capital requirements in the foreseeable future due to our current liquidity and expected positive operating cash flow as we generally receive cash payments from distributors upon delivery of our prepaid game cards to them and therefore do not have significant accounts receivable from customers.

As of December 31, 2008, we had $134.4 million in cash and cash equivalents. On April 1, 2009, we declared a cash dividend of $96.8 million payable solely to Sohu.com (Game) Limited, which is an indirect wholly-owned subsidiary of Sohu.com Inc. The payment of the dividend is subject to receipt of PRC government approvals for AmazGame, our indirect subsidiary in China, to pay a cash dividend of $101.8 million to us through our Hong Kong subsidiary, Changyou HK. In connection with such dividend, we are required to withhold PRC tax of $5.0 million. We have accrued the $5.0 million PRC withholding tax on our current liabilities as of December 31, 2008. Until the dividend to Sohu.com (Game) Limited is paid, the amount of the dividend we have declared will also be reflected in our current liabilities. Upon payment of the dividend to Sohu.com (Game) Limited, and the payment of the $5.0 million withholding tax to the PRC tax authorities, the amount of our cash and bank deposits will be reduced by $101.8 million, and our current liabilities will be reduced by the same amount. We do not expect the payment of such dividend to adversely affect our ability to meet our working capital requirements for the foreseeable future. We believe that our current cash, together with the proceeds from this offering as well as cash flows from operations will be sufficient to meet our anticipated cash needs for the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2006	2007	2008
	($ in thousands)
Net cash provided by operating activities	1,648	35,512	133,916
Net cash used in investing activities*	(733)	(3,115)	(7,806)
Net cash provided by (used in) financing activities	329	(18,426)	(7,305)
Effect of exchange rate changes on cash and cash equivalents	(219)	(99)	215

Net increase in cash and cash equivalents	1,025	13,872	119,020
Cash and cash equivalents at beginning of the year	522	1,547	15,419

Cash and cash equivalents at end of the year	1,547	15,419	134,439

*	Consists mainly of capital expenditures and proceeds from the disposal of interests in an associate.

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2008 was $133.9 million, which was primarily attributable to the following factors: (i) net income of $108.0 million, (ii) an increase in accrued liabilities of $18.7 million, which included accrued compensation and benefits, (iii) an increase in receipts in advance and deferred revenue of $12.5 million due to increased proceeds received from sales of prepaid game cards and game points and (iv) an increase in tax payables of $8.1 million due to the accrual of a 5.0% withholding tax in relation to the dividends declared by AmazGame to Changyou HK and the accrual of business tax and VAT, partially offset by an increase in prepaid and other current assets of $20.3 million primarily consisting of tax refund receivables.

Net cash provided by operating activities for the year ended December 31, 2007 was $35.5 million, which was primarily attributable to the following factors: (i) net income of $5.3 million, (ii) expenses allocated from Sohu of $15.9 million primarily consisting of sales and marketing expenses and other costs due to Sohu in the amount of $14.6 million, (iii) an increase in receipts in advance and deferred revenue of $7.1 million due to increased proceeds received from sales of prepaid game cards and game points, and (iv) an increase in payable to Sohu of $11.8 million, primarily due to sales and marketing services provided by Sohu, partially offset by an increase in receivable from Sohu of $8.8 million for online sales of our virtual prepaid game cards and game points directly to game players conducted through Sohu’s PEAK system.

Net cash provided by operating activities for the year ended December 31, 2006 was $1.6 million, which was primarily attributable to expenses allocated from Sohu of $1.4 million.

Investing Activities

For the year ended December 31, 2008, net cash used in investing activities was $7.8 million and was primarily attributable to purchase of fixed assets, consisting primarily of leasehold improvements and computer equipment (including servers), for the aggregate amount of $7.3 million.

For the year ended December 31, 2007, net cash used in investing activities was $3.1 million. This was primarily attributable to the purchase of fixed and other assets, consisting primarily of computer equipment (including servers), for the aggregate amount of $4.8 million partially offset by the proceeds of $1.7 million from the disposal of a 15% equity interest in Beijing Pixel Software Technology Co. Ltd, an associate.

For the year ended December 31, 2006, net cash used in investing activities was $0.7 million due to purchase of fixed and other assets.

Financing Activities

For the year ended December 31, 2008, net cash used in financing activities was $7.3 million, which was primarily due to a distribution to Sohu of a deemed dividend of $9.9 million, partially offset by short-term loan proceeds from Sohu of $3.5 million.

For the year ended December 31, 2007, net cash used in financing activities was $18.4 million, which was primarily attributable to a distribution to Sohu of $23.4 million, partially offset by short term loan proceeds from Sohu of $5.0 million.

For the year ended December 31, 2006, net cash provided by financing activities was $0.3 million due to a contribution from Sohu.

Restrictions on Cash Transfers to Us

To fund any cash requirements we may have from time to time, we may need to rely on dividends, loans or advances made by our PRC subsidiary. We conduct substantially all of our operations through Gamease, our VIE, which generates all of our revenues. As Gamease is not owned by our subsidiaries, it is not able to make dividend payments to our subsidiaries. Instead, AmazGame, our subsidiary in China, has entered into a number of contracts with Gamease to provide services to Gamease in return for cash payments. In order for us to receive any dividends, loans or advances from AmazGame, or to distribute any dividends to our shareholders and ADS holders, we will need to rely on these payments made from Gamease to AmazGame. Depending on the nature of services provided by AmazGame to Gamease, certain of these payments are subject to PRC taxes, including business taxes and VAT, which effectively reduce the amount that AmazGame receives from Gamease. In addition, the PRC government could impose restrictions on such payments or change the tax rates applicable to such payments.

In addition, regulations in the PRC currently permit payment of dividends of a PRC company, such as AmazGame, only out of accumulated profits as determined in accordance with accounting standards and regulations in China. AmazGame is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount reaches 50% of AmazGame’s registered capital. These reserves are not distributable as cash dividends, or as loans or advances. AmazGame may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us. In addition, if AmazGame incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Furthermore, under regulations of the SAFE, the Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Any dividends paid by AmazGame to Changyou HK will be subject to a withholding tax at the rate of 5%, which will reduce the amount of cash available for distribution to us.

We do not expect any of such restrictions or taxes to have a material impact on our ability to meet our cash obligations.

Capital Expenditures

Our capital expenditures include the purchase of fixed assets and other assets. Our capital expenditures were $7.0 million, $5.5 million and $0.7 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2008:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	($ in thousands)
Operating lease obligations	2,632	750	1,330	552	—
Bandwidth leasing charges	2,145	1,418	727	—	—

Total	4,777	2,168	2,057	552	—

Other than the obligations set forth above, we did not have any material long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2008.

Off-balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or product development services with us.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

While our reporting currency is the U.S. dollar, to date the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. For example, as reported in our U.S. dollar financial statements included in this prospectus, our revenues for the year ended December 31, 2008 were $201.8 million and our total assets as of December 31, 2008 were $176.7 million, representing revenues of RMB1,376.8 million and total assets of RMB1,205.5 million at the noon buying rate of RMB6.8225 to $1.00 on December 31, 2008. If the value of the RMB were to depreciate by approximately 10% to RMB7.5000 to $1.00, the value of the same amount of RMB-denominated revenue and total assets in U.S. dollars would be $183.6 million and $160.7 million, respectively. We do not hold any derivative or other financial instruments that expose us to substantial market risk. See “Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.”

The RMB is currently freely convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment. In addition, commencing on July 21, 2005, China reformed its exchange rate regime by changing to a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China’s exchange regime to a managed floating exchange rate regime based on market supply and demand. Under the managed floating exchange rate regime, the RMB is no longer pegged to the U.S. dollar. The exchange rate of the RMB against the U.S. dollar was adjusted to RMB8.11 per U.S. dollar as of July 22, 2005, representing an appreciation of about 2%. The People’s Bank of China will announce the closing prices of foreign currencies such as the U.S. dollar traded against the RMB in the inter-bank foreign exchange market after the closing of the market on each business day, and will make such prices the central parity for trading against the RMB on the following business day. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. While the international reactions to the RMB revaluation and widening of the RMB’s daily trading band have generally been positive, with the increased floating range of the RMB’s value against foreign currencies, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure. Accordingly, we may incur economic losses in the future due to foreign exchange rate fluctuations, which could have a negative impact on our financial condition and results of operations.

Inflation Rate Risk

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 5.9%, 4.8% and 1.5% in 2008, 2007 and 2006, respectively. If inflation continues to rise, it may materially and adversely affect our business.

Interest Rate Risk

Our investment policy limits our investments of excess cash in high-quality corporate securities and limits the amount of credit exposure to any one issuer. We protect and preserve our invested funds by limiting default, market and reinvestment risk. We have not been, nor do we expect to be, exposed to material risks due to changes in interest rates on borrowings because we have not incurred, and do not expect to incur, any significant third-party debt. Our current outstanding loan payables to Sohu in the amount of $8.5 million bear annual interest rates ranging from 4.8% to 5.05%.

BUSINESS

Overview

We are a leading online game developer and operator in China as measured by the popularity of our game Tian Long Ba Bu, or TLBB. TLBB, which was launched in May 2007, was ranked by International Data Corporation, or IDC, for 2007 as the third most popular online game overall in China and the second most popular online game in China among locally-developed online games. We engage in the development, operation and licensing of our massively multi-player online role-playing games, or MMORPGs, which are interactive online games that may be played simultaneously by hundreds of thousands of game players. We currently operate two MMORPGs, TLBB, which we developed in-house, and Blade Online, or BO, which we licensed from a third party. For the three months ended December 31, 2008, we had approximately 1.8 million active paying accounts for TLBB and approximately 159,000 active paying accounts for BO.

TLBB is a martial arts game with 2.5D graphics. In May 2007, the month of its launch, TLBB’s peak concurrent users surpassed 400,000, and its quarterly peak concurrent users for the fourth quarter of 2008 was approximately 738,000. In March 2009, its peak concurrent users exceeded 800,000. TLBB is adapted from the popular Chinese martial arts novel “Tian Long Ba Bu,” which means “Novel of Eight Demigods,” written by the famous writer Louis Cha. Millions of copies of his novels have been sold in numerous languages, and they have been adapted into various movies and television series. To leverage the success of TLBB, we licensed the game to third-party operators to operate the game in Taiwan, Hong Kong, Vietnam, Malaysia and Singapore.

We have three new MMORPGs in the pipeline, including the Duke of Mount Deer, or DMD, Immortal Faith, or IF, and the Legend of the Ancient World, or LAW. DMD, which we are developing in-house, is also based on a popular martial arts novel written by Louis Cha. We have licensed IF and LAW from third parties. We expect to begin open beta testing of IF and DMD in the second and fourth quarters of 2009, respectively, and of LAW in early 2010.

Sohu.com Inc., our controlling shareholder, has operated a leading Chinese Internet portal, Sohu.com, since 1998. Sohu had more than 250 million registered accounts as of December 31, 2008. We have benefited from Sohu’s strong brand recognition in China, large user base and pre-launch game review services. Sohu’s trusted brand name in China provides us with a broad marketing reach. By marketing across Sohu’s web domains and taking advantage of the Sohu Group’s single-user ID system that provides easy access to our games, we believe we have been able to tap into Sohu’s large user base to drive new users to our games. Sohu’s experienced game editors review and critique our games prior to launch, thereby improving the quality of our games. We intend to continue to leverage our relationships with Sohu in the development, marketing and operation of our games.

We operate our current games under the item-based revenue model, meaning game players can play our games for free, but may choose to pay for virtual items to enhance the game-playing experience. Game players purchase prepaid game cards or game points, which are used to purchase virtual items. We sell our prepaid game cards to approximately 100 regional distributors throughout China, who in turn sub-distribute them to numerous retail outlets, including Internet cafes and various websites, news stands, software stores, book stores and retail stores.

We continually collect feedback from our game players through multiple channels. Our product development team and our game operations team work closely together, allowing us to translate game player feedback into game updates and expansion packs in a timely manner. We typically produce expansion packs, which contain significant upgrades, every few months, and update TLBB on a weekly basis with interim enhancements. We believe that such expansion packs and regular updates improve the game-playing experience and help to maintain the interest level of TLBB’s players, thereby helping us to extend the lifespan of the game.

Our revenues grew from $42.1 million for the year ended December 31, 2007 to $201.8 million for the year ended December 31, 2008, and our net income grew from $5.3 million to $108.0 million during the same period. For the year ended December 31, 2008, 93.6% of our total revenues were attributable to TLBB.

Industry Background

Overview

According to the China Internet Network Information Center, or CNNIC, in June 2008, China surpassed the United States as the largest Internet market in the world. According to IDC, as of December 31, 2007, the number of Internet users in China had reached 234 million, an increase of 18.7% compared with December 31, 2006, and is expected to grow to approximately 390 million by 2012. Within the China Internet market, online games has been a fast growing segment and one of the most popular activities for Internet users. Online games are computer games that can be played over the Internet generally through a broadband connection and can involve a multitude of game players from different locations simultaneously.

According to IDC, China’s online game players reached 40.2 million in 2007, and generated revenues of $1.4 billion, representing a 61.5% increase over those in 2006. China’s online game revenues are expected to continue to grow to $3.4 billion in 2012, representing a compound annual growth rate, or CAGR, of 19.9% from 2007 to 2012. The number of China’s paying online game players is expected to grow from 22.4 million in 2007 to 50.4 million in 2012, representing a CAGR of 17.6%.

The table below sets forth the projected growth of the online game industry in China.

	2007	2008E	2009E	2010E	2011E	2012E	CAGR (2007-2012)
Internet users (in millions)	233.9	275.1	319.0	348.8	372.4	389.5	10.7%
Online game players (in millions)	40.2	48.3	57.3	66.5	75.7	84.6	16.0%
Paying online game players (in millions)	22.4	27.1	32.5	38.1	44.2	50.4	17.6%
Paying online game player penetration (%)	55.7	56.1	56.7	57.3	58.4	59.6	N/A
Online game revenues ($ in billions)	1.4	1.9	2.4	2.8	3.1	3.4	19.9%

Source: IDC, China Gaming End-User Survey 2008 and China Gaming 2008-2012 Forecast and Analysis

Types of Online Games

Online games can generally be classified into two categories: MMORPGs and casual games.

•

MMORPGs:    MMORPGs, which stands for massively multi-player online role-playing games, allow hundreds of thousands of game players to simultaneously play and interact in a virtual game world, and generally involves game players assuming specific roles or characters in the game. MMORPGs are continuous, with no ending to the game story, and evolve even when the game player is not playing. These games enable game players to create and control characters that accumulate and develop personalized experience, skills and game attributes by exploring the game world, completing tasks and interacting with other game players or network-operated “non-playing characters.” Due to these characteristics, MMORPG players can spend a significant amount of time playing these games and tend to have a high degree of loyalty to the games.

•

Casual Games:    Casual games have relatively simple content and provide limited interaction among game players. Generally, these games are played individually or involve fewer than ten game players that simultaneously play and interact. Casual games are session-based, so games can be played to conclusion within a period of time. Popular casual games include various sports games, such as soccer and car racing, music games and others such as blackjack, poker, chess and puzzles.

MMORPGs are currently the dominant type of online game in China. According to IDC, revenues from MMORPGs in China reached $1.1 billion in 2007, representing an increase of 51.3% over 2006, and accounted for 76.0% of China’s online games revenues in 2007. In addition, the top four online game operators in China, measured by revenues in 2007, all generated revenues principally or exclusively from MMORPGs. MMORPGs are expected to remain the dominant game type in China. The following table sets forth IDC’s forecast of revenues generated from MMORPGs in China from 2007 to 2012.

China Online Game Forecast by Type of Online Game

	2007	2008E	2009E	2010E	2011E	2012E	CAGR (2007-2012)
MMORPGs ($ in billions)	1.1	1.3	1.5	1.8	2.0	2.1	15.2%
Market share (%)	76.0	68.4	65.0	64.2	63.4	62.2	N/A
Casual games ($ in billions)	0.3	0.6	0.8	1.0	1.1	1.3	31.4%
Market share (%)	24.0	31.6	35.0	35.8	36.6	37.8	N/A

Source:	IDC, China Gaming 2008-2012 Forecast and Analysis

For MMORPGs, game players typically pay to play following either a “time-based” or “item-based” revenue model.

•

Item-based:    Under the item-based revenue model, game players can play games for free, but may choose to pay for virtual items and other add-on services provided by game operators to enhance the game-playing experience.

•	Time-based: Under the time-based revenue model, game players are required to pay for online games based on the amount of their playing time.

On the other hand, most online casual games are either entirely free to play or require game players to pay a one-time fee to purchase game software in order to play, although some casual games are beginning to adopt either a “time-based” or “item-based” revenue model as well.

The time-based revenue model had been the traditional revenue model for online games. In recent years, due to their more flexible payment option and scalable nature from the potentially unlimited number of virtual items that can be sold in each game, item-based games have become increasingly popular among game players and game operators in China compared to time-based games. As a result, the item-based revenue model has experienced wide-spread adoption among China’s online games. According to IDC, most of the new online games launched in 2007 adopted the item-based revenue model. In addition, revenues from item-based online games more than doubled, which reached $0.9 billion and accounted for 67.5% of China’s total online game revenues in 2007, overtaking the time-based revenue model as the dominant revenue model for online games. This trend is expected to continue, with revenues from item-based online games forecasted to reach $2.9 billion, or 84.0% of total online game revenues in 2012. The following table sets forth IDC’s forecast of revenues generated from item-based online games and time-based online games in China from 2007 to 2012.

China Online Game Forecast by Revenue Model

	2007	2008E	2009E	2010E	2011E	2012E	CAGR (2007-2012)
Time-based model ($ in billions)	0.5	0.6	0.6	0.6	0.6	0.6	4.1%
Market share (%)	32.5	29.3	24.6	21.7	18.9	16.0	N/A
Item-based model ($ in billions)	0.9	1.4	1.8	2.2	2.5	2.9	25.3%
Market share (%)	67.5	70.8	75.4	78.3	81.1	84.0	N/A

Source: IDC, China Gaming 2008-2012 Forecast and Analysis

Key Characteristics of the Online Game Market in China

Growing Popularity of Online Games Developed by Chinese Game Developers

Online games developed by Chinese game developers tend to be more popular among online game players in China. In 2007, they occupied 65.1% of China’s online game market in terms of revenue and comprised six of the top ten most popular online games in China, according to IDC. As these games often incorporate Chinese themes in their storylines, such as martial arts, Chinese legends and folklores, they appeal to Chinese game players. Licensing abroad of online games developed by Chinese game developers has also proven successful, and such games are gradually gaining recognition in overseas markets. The PRC government has also issued policies and adopted various measures to support the growth of locally-developed online games, such as the “China Homegrown Online Game Publication Project” promoted by GAPP.

Slow Pace of Upgrading Personal Computer Hardware

Although personal computers and other computer hardware with advanced specifications are available in China, the personal computers used to play online games, including those in Internet cafes (where many online games are played) and in homes are usually much less advanced, and may be generations behind the most advanced hardware available. As a result, online games that are designed to require lower system resources and flexible hardware requirements, yet that still feature attractive graphics, are able to reach a larger pool of potential game players in China. Generally, 2D games have lower system and hardware requirements than 3D games. On the other hand, 3D games generally have better quality graphics than 2D games. 2.5D games are in between 2D and 3D games in system and hardware requirements as well as overall graphics quality. As 2.5D games are suitable for most personal computers in China, yet feature a higher quality of graphics than 2D games, 2.5D online games are very popular in China’s online game market today.

Increasingly Competitive Market Dynamics

The online game market in China has become increasingly competitive, with more than 140 online game developers and 281 game titles in 2007, according to IDC. The large number of online games on the market has placed significant pressure on the cost of developing and marketing new online games, and the large number of online game developers has intensified competition for talent. To lower cost and attract talent from different places, certain large online game developers have established research and development centers in cities and regions outside of the relatively developed and high cost cities such as Beijing, Shanghai and Guangzhou. However, despite this crowded marketplace for online games in China, certain hit games have been able to stay popular for several years. To extend the lifespan of their games, online game developers and operators have employed various strategies, including closely monitoring user preferences, applying innovative promotion strategies, introducing frequent updates and providing more comprehensive updates with expansion packs to existing games. Due to these changing market dynamics, operators with access to large game player bases or strong capitalization generally have a competitive advantage. In 2007, the top ten online game companies in terms of revenue occupied 91.8% of China’s online game market share, according to IDC.

Rampant Cheating Programs and Hacking Activities

Unauthorized trading and theft of virtual items, the use of computer game “robots,” unauthorized character enhancements and other hacking or cheating activities are prevalent in China’s online game market. Proliferation of these activities in an online game not only impairs the game-playing experience for game players, but also damages the reputation and credibility of the game developer and operator. While the overall situation has improved, 35.1% of game players still reported losses of game characters or virtual items due to theft in 2007 compared to 45.6% in 2006, according to IDC. Unauthorized third-party programs and game security breaches were also listed as two of the top three reasons that cause game players to abandon an online game. We believe that the ability to develop effective anti-hacking and anti-cheating mechanisms to maintain a reliable and fair game environment is critical to the success of online game developers and operators.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively and to capitalize on the rapid growth in the online game market in China:

Leading Market Position in the China Online Game Market

We have developed and operate one of China’s most popular MMORPGs, TLBB. TLBB was ranked by IDC for 2007 as the third most popular online game overall in China and the second most popular online game in China among locally-developed online games. We launched TLBB in May 2007 and its peak concurrent users reached more than 400,000 within that month. TLBB’s peak concurrent users reached approximately 738,000 for the three months ended December 31, 2008. We have gained valuable experience in developing, marketing and operating TLBB, and through TLBB’s success, we have gained credibility and developed our reputation in the industry and among online game players in China. TLBB won the 2008 “Best Self-Developed Online Games (First Place)” and the 2008 “Most Liked Online Games by Game Players (First Place)” awards given by ChinaJoy at the 2008 China Digital Entertainment Expo and Conference. In 2008, TLBB also ranked first in the martial arts online game category according to a Baidu.com game player survey. DMD won the 2008 “Most Anticipated Online Games by Game Players (Second Place)” award given by ChinaJoy.

Strong Capability to Timely Translate Game Player Feedback into Game Enhancements to Extend the Lifespan of Our Games

We have a highly integrated system connecting our game operations team with our game development team, allowing us to effectively respond to our game players’ preferences and feedback and translate such knowledge into game enhancements in a timely manner. Our game operations department collects our game players’ feedback through various online and offline channels and typically determines within a short period of time whether the feedback should be communicated to our product development department to be further analyzed for potential use for game enhancements. Our product development team in Beijing consists of 220 game development personnel with extensive experience in MMORPG development, enabling us to process feedback in a timely manner and make improvements to our games either through regular game updates, which we typically provide once or twice a week, or more significant enhancements, which we typically provide every few months through expansion packs. We believe that these updates and enhancements help us to maintain game players’ interest in our games and extend their lifespan.

Leading Technology Platform

We believe we have a leading technology platform for MMORPG development and operation. The key features of our technology platform include:

•

Uniform game development platform.    We have developed, tested and refined a uniform game development platform during the development process of TLBB. This platform provides a blueprint for the development of our future MMORPGs, which we believe will enable us to develop MMORPGs efficiently with visually attractive graphics and improve the overall quality of our MMORPGs.

•

Advanced 2.5D graphics engine.    Our 2.5D graphics engine balances graphics quality and personal computer hardware requirements. Our 2.5D graphics engine can generate high-quality graphics with three-dimensional depiction of the background, virtual items and characters, yet has relatively low personal computer hardware requirements compared to those games that use a 3D graphics engine.

This is particularly important in China, where personal computer hardware used in Internet cafes and in homes may be generations behind the most advanced hardware available.

•

Effective anti-cheating and anti-hacking technologies.    China’s online game market is vulnerable to cheating and hacking software, which could significantly affect the fairness of the game environment and security of the game players’ accounts. We have developed anti-cheating and anti-hacking technologies to ensure fair game play and protect game players’ accounts. For example, we employ measures that enable us to detect and disable the use of “robots,” which are programs that allow a game player to maintain its position in the game and even enhance its character’s skills while the game player is not playing, or other cheating software. We also have technologies that allow us to detect in-game hacking activities to protect the integrity of our game players’ accounts.

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Proprietary cross-networking technology.    The telecommunications networks in the northern and southern regions of China are operated by two different operators. As a result, it is common for Internet users to face connectivity issues in accessing online content from a different region, which can cause significant problems for online game players, many of whom are college students who tend to have a higher geographical mobility. We have developed proprietary cross-networking technology that effectively resolves this problem by using a network of “middle-man servers” to link various data centers throughout China, thus ensuring smooth network performance regardless of the locations of the game player and his or her account in China.

•

Advanced data protection technology.    We have developed technology that allows for the real-time preservation of our game players’ data, enabling our game players to maintain their positions in the game after unexpected server outages and program crashes due to software bugs.

Strong Marketing and Game Development Support from Sohu

Sohu, our controlling shareholder, has operated a leading Chinese Internet portal, Sohu.com, since 1998. Sohu had more than 250 million registered accounts as of December 31, 2008. We have benefited from Sohu’s strong brand recognition, large user base and pre-launch game review services. Sohu’s trusted brand name in China provides us with a broad marketing reach. By marketing across Sohu’s web domains and taking advantage the Sohu Group’s single-user ID system which provides easy access to our games, we believe we have been able to tap into Sohu’s large user base to drive new users to our games. Sohu’s experienced game editors review and critique our games prior to their launch, thereby improving the quality of our games. We intend to continue to leverage our relationships with Sohu in the development, marketing and operation of our games.

Experienced Management Team with Local Game Development and Operational Expertise

We have an experienced management team with extensive experience in the China information technology industry. Tao Wang, our Chief Executive Officer, has over 11 years of experience in the computer game industry in China. He joined Sohu in 2004, and was instrumental to the ramp-up of our MMORPG business and was involved in all aspects of the development of TLBB. Xiaojian Hong, our Chief Technology Officer, has over nine years of experience in the computer game industry. He joined Sohu’s product development department in 2005 and was responsible for the design of the technology framework of TLBB. Dewen Chen, our Chief Operating Officer, has over 11 years of experience in the information technology industry. He joined Sohu in 2005 and was in charge of overseeing Sohu’s MMORPG operations. Our management team has worked together since 2005 and has established a strong working relationship. We believe that the experience of these core members of the management team in developing and operating MMORPGs is critical to our future success.

Our Strategies

Our objective is to establish one of the most powerful online game brands in China. We intend to achieve this objective by pursuing the following strategies:

Leverage Our Success with TLBB and Our Game Development Platform to Develop New MMORPGs

Through the successful development and operation of TLBB, we have acquired valuable knowledge and experience in developing MMORPGs in-house and developed a uniform game development platform which we are able to use as a blueprint in the development of new MMORPGs. We are currently developing in-house our second MMORPG, DMD. DMD is based on another popular Chinese martial arts novel written by Louis Cha, the same author from whose novel we developed TLBB. We plan to leverage our experience with TLBB to develop, market and operate DMD. In the process, we intend to continually improve the technology of our game development platform and the game design process to enhance the game-playing experience of our games.

Continue to Employ and Improve Our Integrated Game Player Feedback and Game Enhancement System

We believe our highly integrated game player feedback and game enhancement system has contributed to the popularity of TLBB. We intend to continue to integrate our game operations team with our game development team by using this game player feedback and game enhancement system to enable us to continually enhance our games after their launch, and to further improve such system to provide even faster responses to game player feedback, such as more frequent game updates and expansion packs. We believe that employing and improving such system will enable us to more effectively address our game players’ needs and ultimately extend the lifespan of our games.

Expand and Diversify Our Game Offerings

We plan to launch three new games in the near future to expand our portfolio of MMORPGs and decrease our reliance on TLBB. In addition to DMD, which we are currently developing in-house, we have entered into license agreements with independent developers to license from them IF and LAW, two MMORPGs currently under development. In addition to these three new games, we intend to continue to develop other games in the future. We believe that these new MMORPG offerings should enable us to attract a more diverse group of game players, increase our revenues and diversify our revenue sources.

Selectively Expand into International Markets

We licensed TLBB to third-party operators to operate the game in Taiwan, Hong Kong, Vietnam, Malaysia and Singapore. As part of our overseas expansion strategy, we plan to continue to license our MMORPGs to operators outside of China. For example, we are currently planning to expand our licensing activities to Thailand and South Korea. We have also initiated steps to expand our MMORPG operations to the United States. Our planned expansion into the United States is currently at a very early stage and does not yet involve significant expenditures or commitments. Selective expansion into these new markets will allow us to build up our international brand recognition and develop an international community of game players in a cost-effective manner, as we can leverage existing development work for new markets with relatively low customization costs.

Focus on Building Human Capital

We plan to further invest in, and significantly expand, our game development capabilities by continuing to recruit and train new members to our team, as well as retain current key employees. We plan to double the number of our employees, including senior level-executives, experienced project managers and game development personnel, by the end of 2009, by recruiting and training new college graduates and recruiting seasoned senior-level talent from the industry. We believe that recruiting and training new college graduates is better than recruiting junior-level game development personnel directly in the industry in terms of cost and building our corporate culture. On the other hand, attracting seasoned senior-level talent in the industry will enable us to broaden our vision and increase our competitiveness. We plan to retain and motivate our key employees through a combination of competitive salaries, performance-based bonuses and equity-based compensation.

Pursue Strategic Acquisition and Alliance Opportunities

We plan to selectively pursue opportunities to acquire related businesses in China as a means to acquire talented and experienced game development personnel to further strengthen our game development capability and expand our game offerings. Specifically, we may acquire game developers, design studios and game operators. We may also leverage our leading position in the Chinese MMORPG market and enter into strategic alliances.

Our Games

We currently operate two MMORPGs, TLBB and BO. We operate TLBB and BO under the item-based revenue model, where game players are free to play a game but can purchase virtual items to enhance the game-playing experience. We generate revenue through the sale and consumption of such virtual items. We also have three new MMORPGs in the pipeline, DMD, which we are developing in-house, and IF and LAW, both of which we licensed from third parties. All three new MMORPGs will be operated based on the item-based revenue model.

Below is a table of our existing games:

Existing Games	Game Type	Theme	In-house Developed or Licensed	Open Beta Testing
TLBB	2.5D MMORPG	Martial arts and community building	In-house	May 2007
BO	2.5D MMORPG	Martial arts and fighting	Licensed	July 2004

Below is a table of our pipeline games:

Pipeline Games	Game Type	Theme	In-house Developed or Licensed	Open Beta Testing (expected)
DMD	2.5D MMORPG	Martial arts	In-house	Fourth quarter 2009
IF	2D MMORPG	Chinese myth	Licensed	Second quarter 2009
LAW	2.5D MMORPG	Martial arts and fantasy	Licensed	Early 2010

Our Current Games

Tian Long Ba Bu (TLBB)

TLBB is our first in-house developed MMORPG, for which we commenced development in late 2004. It is a 2.5D martial arts and community building game, adapted from the very popular Chinese novel, “Tian Long Ba Bu,” which means “Novel of Eight Demigods.” The missions and activities of the game generally follow the storyline of the novel, which we have adapted to add new features and characters. TLBB provides numerous missions and in-game activities for game players to develop a personalized experience and foster virtual social relationships, which we have designed to appeal to game players with diverse interests.

TLBB features a combination of martial arts-style-fighting and community-building among its game players, which we believe holds strong appeal for game players. Fighting-based games tend to have high game player participation when they are launched due to the excitement level of the content, but the lifespan of such games tend to be shorter than games that are community-based, and participation tends to drop as the initial excitement fades. Conversely, community-based games tend to take longer to build participation in the beginning of their lifespans because it takes time for new game players to build relationships with each other in the virtual world, but they also tend to have longer lifespans as the relationships among game players strengthen over time. In TLBB, game players choose from nine categories of team-based identities with distinct skill sets and missions, and game players can engage in numerous virtual activities, such as making friends, getting married, learning skills or completing other tasks. Game players can communicate with each other in real time through an in-game instant messaging system. These community-based features foster group interaction and relationship-building among game players, which we believe also helps to maintain our game players’ interest over time.

The major categories of virtual items we sell to generate revenues are gems, pets, fashion items, magic medicine, riding animals, hierograms, materials, skill books and fireworks. We currently offer over 700 different virtual items. These virtual items help game players to advance to the next level and enhance the game-playing experience.

Virtual items can be “purchased” at virtual stores within the game using one of two kinds of currencies: either with an in-game virtual currency known as “yuanbao,” which game players obtain by purchasing prepaid game cards or game points with real money, or with another in-game virtual currency known as “gold coins,” which game players can obtain for free by completing certain missions and activities within the game. Each virtual item can be purchased with only one of these two types of virtual currencies. We have found that the mutual exclusivity of the virtual items available for purchase under each of these two virtual currencies creates a demand for game players to exchange the currency they hold for the other currency type required to purchase a particular virtual item.

We typically release updates for TLBB once or twice a week and more significant enhancements in the form of expansion packs every few months. Our expansion packs typically include features such as new territories, themes, tasks, characters, virtual items and other enhanced features. We have found that expansion packs effectively increase game players’ interest in the game and enhance the game-playing experience by keeping the game-playing experience fresh even for long-time game players. We believe that the expansion packs help us to maintain game player loyalty, and in turn extend the lifespans of our games. See “—Game Development and Enhancement.”

The chart below shows the dates of launches of expansion packs for TLBB operations in China and the monthly peak concurrent users and average concurrent users data of the game for the periods indicated:

For the year ended December 31, 2008, including game operations and overseas licensing revenues, TLBB generated 93.6% of our total revenues.

Blade Online (BO)

Blade Online, or BO, is a 2.5D MMORPG that we licensed from a third party. BO is a martial arts-style fighting game set to the backdrop of a Chinese myth. Game players can set their own rules for in-game fighting. Game players take on various roles, including a human, an evil spirit or an immortal in the game. Each role has different skill sets that can be learned and improved by completing different tasks. Like TLBB, BO also provides a wide range of virtual items for game players to purchase to enhance the game-playing experience.

We began operating BO in October 2004 under the time-based revenue model, and we have developed four expansion packs since then. On December 27, 2006, we launched an upgraded version of the game and changed its revenue model from time-based to item-based. In December 2006, prior to the launch of the upgraded game operated under the item-based revenue model, the peak concurrent users of BO was approximately 26,000, which increased to approximately 57,000 in January 2007. We believe this increase resulted from our upgrading of the game and its changed revenue model. In August 2007, we purchased BO’s source codes, enabling us to have complete control over the future enhancement of BO. In June 2008, we launched a major expansion pack for BO, which we believe has resulted in increased game player interest in the game. Its peak concurrent users reached a record high of over 95,000 during the fourth quarter of 2008 and our game operations revenues from BO increased by 34.7% to $4.9 million for the three months ended December 31, 2008 compared to the three months ended September 30, 2008.

For the year ended December 31, 2008, BO generated 6.4% of our total revenues.

Our Pipeline

We have three new MMORPGs in the pipeline, DMD, which we are developing in-house, and LAW and IF, both of which we licensed from third parties. We intend to operate each of these games using the item-based revenue model. Rather than developing a large number and different types of online games, we have chosen to focus our development efforts on a smaller number of quality MMORPGs.

DMD is adapted from the popular novel “Duke of Mount Deer” written by Louis Cha, the same author from whose novel we developed TLBB. DMD will be a 2.5D MMORPG targeting a broader audience than TLBB by using cartoon-style graphics and other features, including fashionable outfits and variations to game player appearances, that may appeal to more female game players. Game players can engage in adventures and form partnerships with other game players and compete based on martial arts skills. We expect to begin open beta testing of DMD in the fourth quarter of 2009.

IF is a 2D MMORPG set against a backdrop of a number of ancient Chinese myths and folklore, which are used to create various missions in the game to attract game players. Game players play characters that can travel between heaven and earth, while encountering legendary figures in mythical settings. We expect to begin open beta testing of IF in the second quarter of 2009.

LAW is a 2.5D MMORPG set in ancient China at the beginning of Chinese civilization, approximately 5,000 years ago. Game players can travel from the modern world to the ancient world in the game, and change the world with magic, martial arts, machinery, and technology. This game targets game players in their late teens to late 20s who enjoy reading fantasy literature. We expect to begin open beta testing of LAW in early 2010.

Game Development and Enhancement

We believe that rapid and high-quality game development is critical to our success. We have a core product development team that is responsible for developing new MMORPGs. As of December 31, 2008, we had 220 product development personnel. We maintain a dedicated product development team for each game. These teams develop game enhancements and expansion packs for their respective games even after the games are launched. In the case of games that we have licensed from third parties, we generally negotiate for the rights to the source codes of the games so that we can develop enhancements in-house. We believe that such enhancements improve our games’ appeal and extend our games’ lifespan. We intend to expand our product offerings by continuing to develop additional MMORPGs in-house and continuing to license MMORPGs from third parties.

New Game Development

We have in-house capabilities that allow us to develop quality MMORPGs efficiently and in response to constantly changing market demands and trends. We expect that our game development cycle from initial concept generation to closed beta testing will generally take 12 to 18 months.

Our game development process generally includes the following key steps:

•

Concept generation.    Our design department takes the lead in generating game development ideas based on the latest trends in game player preferences. We recruit game players into our design team to ascertain popular trends among our game players and on the Internet. We also encourage all of our employees to suggest creative ideas and concepts for game development.

•

Detailed proposal.    Upon management’s approval of the new game concept, the design department prepares a detailed proposal that sets preliminary storylines, game characters, estimates of costs and target markets.

•

Development plan.    After the completion of the technical review of the proposal, a project team consisting of our software programmers, platform technicians, media specialists, design staff and graphics artists work together to set the technical criteria for the game development, and then formulate a game development plan with development milestones. The development plan is typically completed within two to three months of concept generation.

•

Design, style and story concepts.    Based on the game development plan, our graphics artists determine the style of the new game and design game characters; our game designers develop the game story and define game environments; and our program developers develop both the server-end software and the user-end software modules. This process typically takes five to eight months.

•

Internal reviews.    Mid-term management reviews take place upon the completion of each milestone of the development plan. Concurrently, our testing department tests the accuracy and completeness of the development, and our marketing department initiates marketing campaigns according to the development milestones.

•

Closed beta testing and open beta testing.    We conduct closed beta testing to work out technical issues and eliminate technical problems. The process of closed beta testing can take anywhere from three to nine months, depending on the types of technical issues uncovered. Thereafter, we conduct open beta testing to test the operation of new games under open market conditions and introduce new games to players. We begin to generate revenue for our item-based games during open beta testing.

Our games are developed through coordination among teams of program developers, game designers and graphic artists. We try to design each of our games to cater to different audiences to grow our overall player base rather than merely shifting players from one game to another. At each stage of a new game’s development, we rely on our quality control department to ensure the game’s quality and playability.

Existing Game Enhancement

We derive many of our game development and enhancement ideas from our game players by maintaining multiple channels whereby we obtain our game players’ ideas and feedback. These include online surveys, online discussion forums, in-game instant messaging, our 24-hour telephone hotline, and a link to a form for feedback within our games. We use this information not only to create new games with the same quality of design, content and programming, but also to enhance existing games that we have either developed in-house or licensed from third parties.

We typically release game updates for TLBB once or twice a week and more significant enhancements in the form of expansion packs every few months. Our expansion packs typically include features such as new territories, themes, tasks, characters, virtual items and other enhanced features. After testing, the game updates and expansion packs are typically distributed electronically through our official game website. We believe that these game updates and expansion packs help extend the lifespan of our games.

Access to our Games

Our game players typically access our games at Internet cafes or on personal computers connected to the Internet. In order to access our games, our game access software must be installed in the computer being used. Game players using personal computers and Internet cafe operators can typically download our game access software, interim updates and expansion packs directly from our official game website. We also distribute our game access software in CD form through our distribution network.

Sales and Distribution

We have developed a multi-channel, nationwide sales and distribution system to sell and distribute our prepaid game cards. We also directly sell game points through our game players’ online accounts.

Third-Party Distributors

We sell prepaid game cards in virtual and physical form to approximately 100 regional third-party distributors, who in turn sub-distribute them to numerous retail outlets across China. Physical cards are available in Internet cafes, news stands, software stores, book stores and retail stores. Virtual cards are available through various online channels, telecommunications service providers and at Internet cafes. We typically collect payment from our distributors upon delivery of our prepaid game cards. We currently offer sales discounts and rebates to our distributors.

Starting from January 1, 2009, we enter into distribution agreements with our distributors of prepaid game cards for one-year terms. Prior to January 1, 2009, the terms of such agreements were generally six months. Our distribution agreements contain both pre-set sales targets and pre-set penetration targets, whereby distributors are required to sell our prepaid game cards in a minimum number of Internet cafes in its designated sales territory. We also require that each distributor work closely with our marketing team and support its activities. Our distribution agreements are not exclusive, and do not prohibit our distributors from working with our competitors.

Direct Sales

Game players can purchase game points and charge them to their accounts directly. To do this, they log into their accounts from the game. From the account link, game players can choose to either pay from their bank accounts or through other payment methods, including a post-office system or cell phone system. Sohu operates an online payment platform, or the PEAK system, that allows our game players to connect from their Changyou accounts directly to accounts at the bank. A game player may also choose to use a different provider’s online payment platform. We provide discounts to game players who charge their accounts directly. Transaction costs also apply to the use of online payment platforms.

Marketing

We have a three-pronged marketing and promotion strategy, which includes online advertising, off-line promotions and traditional media. We use different methods to target different demographic groups of game players.

We spend the majority of our marketing budget on online advertising. We are able to leverage our affiliation with Sohu, and aggregate Sohu’s large user base to our games by advertising on Sohu’s various websites, which typically provide a direct link to TLBB. In addition, our technology allows us to distinguish which Sohu users are not currently our game players, so that we can specifically target our advertisements toward them. We also advertise on a variety of websites, including on Internet cafe homepages. In addition, we use in-game promotional events 24 hours a day, seven days a week. We also create events to rally current and new game players through event-related features, such as offering special holiday edition virtual items to enhance game player participation at holiday time when participation may be lower than usual.

We also use a variety of physical, offline promotional events, including Internet cafe events, free trial plays, posters, game players’ gatherings, “freshmen” (or new game player) incentives and the giving away of promotional souvenirs. We have found that these promotional events offer good exposure to targeted customers at a lower cost.

With respect to traditional media, we focus our marketing efforts on print advertisements in magazines that target our game player base and outdoor multimedia, including closed circuit television advertisements on buildings and in elevators. These media targets game players who are less likely to have freely-available access to a computer.

Pricing

We use the item-based revenue model for our existing games and plan to use it for our games currently in development. Under the item-based revenue model, game players can play the basic functions of the game free of charge for as long as they want. We generate revenues through the sale of virtual items such as performance-enhancing items, clothing, accessories and pets that enhance the game-playing experience.

We have a dedicated team that analyzes pricing trends and determines the pricing of our virtual items. Our pricing team maintains a database that tracks each sale and the sale price for each virtual item. The database also tracks user behavior after the launch of each of our virtual items. We use this data-tracking to help us determine discounts or premiums for our current virtual items based on the demand for such virtual items and to forecast expected demand, and thus price, for similar virtual items. Our pricing team determines the price of each virtual item before its introduction, based primarily on its analysis of the database and demand for comparable virtual items. We may change the pricing of certain virtual items based on their consumption pattern.

Customer Service

We provide high-quality customer service and are responsive to our game players’ needs. Our game players can access our customer service center via in-game chats, phone or e-mail 24 hours a day, seven days a week. In addition, we have a physical service center in Beijing, which is open to walk-in customers during normal business hours. We currently have over 110 dedicated customer service representatives, many of whom are MMORPG enthusiasts with a deep understanding of game players. With the growth of our game player base and the expansion of our MMORPG portfolio, we expect to continue to expand the size of our customer service team. We have dedicated supervisors to monitor our calls to ensure quality service.

Customer feedback collected by our customer service team is important to the integration of our product development and game operations teams. The information collected by our customer service team forms the basis of our feedback database, which helps us design changes, upgrades and expansion packs for our games. See “—Game Development and Enhancement.”

Licensing

Games We Licensed from Third Parties

We licensed rights to operate and further develop each of BO, LAW and IF from their respective developers, with exclusive rights to operate such games in China.

We licensed BO from a Beijing-based game studio in 2003. Under our existing licensing arrangement, we have the exclusive right to operate and further develop BO in China. We paid a one-time license fee in 2004 and we paid royalties until June 30, 2008 based on the revenues from the game. We are not required to pay any royalties starting from July 1, 2008. In 2007, we obtained the rights to the source codes of BO, and we own all enhancements and developments we make to BO.

We licensed LAW from a local independent studio in December 2007. Pursuant to the licensing arrangement, we have an exclusive and perpetual right to operate LAW in China. We also have a right of first refusal for new games developed by the same developer for the term of the license. Two years after we launch the game, the licensor will transfer to us the source codes of the game, which will enable us to develop enhancements to LAW in-house. We paid a one-time licensing fee and we pay royalties based on the revenues from the game.

We licensed IF from an independent studio in July 2008. Pursuant to the licensing arrangement, we have an exclusive and perpetual right to operate IF in China, an exclusive right to license the game overseas and a right of first refusal for new games developed by the same developer for the term of the license. In addition, we have rights to sell ancillary products of the game. The licensor has agreed to transfer the source codes of the game to us by the end of open beta testing, which will allow us to develop enhancements in-house. We paid a one-time licensing fee and we pay royalties based on the revenues from the game.

Game Development Rights from Third Parties

Under the existing license agreements with Louis Cha, the author of the novels “Tian Long Ba Bu” and “Duke of Mount Deer,” we have the exclusive right in China to adapt these two novels into online games and to operate such games, including the right to use the title of the novels and the name of the characters. We also have the non-exclusive licence to operate, or license the right to operate, the games adapted from these novels outside of China. If we wish to continue to operate and license these games after the expiration of the terms of these license agreements, we will need to renew these license agreements.

Overseas Licensing of Our Games

We licensed the rights to operate TLBB in overseas markets, including Taiwan, Hong Kong, Vietnam, Malaysia and Singapore. Under our licensing arrangements with the overseas operators, the licensee operators pay us an upfront license fee and we have revenue sharing rights over the duration of the license. The licenses are typically for a term of two to three years. We provide updates and expansion packs to the licensed games, typically after we launch such updates and expansion packs in China. The licensees are responsible for all other operating services and costs, including costs related to customer service and leasing and maintenance of servers. We licensed TLBB to an operator in Vietnam, and launched the game there in August 2007, and to an operator in each of Taiwan and Hong Kong, and launched the game there in April 2008. In October 2008, we licensed TLBB to an operator to operate the game in each of Malaysia and Singapore.

Intellectual Property and Proprietary Rights

We regard our proprietary software, domain names, trade names, copyrights, trademarks, trade secrets and other intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection, non-competition and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. Our employees are generally required to enter into agreements under which they undertake to keep confidential all information related to our methods, business and trade secrets during and for a reasonable time after their employment with us. In addition, we fragment our source codes so that no one employee, other than the Chief Technology Officer, has access to our entire source codes for a game. Product development personnel are only given access to the specific portions of the source codes that they need to work with at a particular time. In addition, all of the computers used by our game development personnel are closed circuit and do not have access to the Internet, so that we can protect our source codes and other proprietary information from being emailed out of our closed circuit system and misappropriated. However, we cannot guarantee that our measures to protect our intellectual property are sufficient. See “Risk Factors—Risks Related to Our Business and Our Industry—We may need to incur significant expenses to enforce our proprietary rights, and if we are unable to protect such rights, our competitive position could be harmed.”

We are the registered owner of 11 software copyrights in China, each of which we have registered with the State Copyright Bureau of China.

We own the rights to 11 domain names that we use in connection with the operation of our business, including our official Changyou website, changyou.com. We also license the right to use certain of Sohu’s domain names, which we will continue to license for a period after the IPO until Changyou develops independent brand recognition, at which time we plan to phase out our use and licenses of certain of Sohu’s domain names. See “Our Relationship with Sohu—Our Relationship with Sohu Following the Offering.”

We are currently in the process of applying for the registration of more than 220 trademarks in the PRC, including those related to our company name, Changyou, and our MMORPGs. We have obtained two trademarks in Taiwan relating to our online game TLBB, and we have additional applications pending in Taiwan for trademarks related to our MMORPGs. However, we cannot assure you that we will be able to obtain the trademarks we have applied for, including trademarks relating to our game, TLBB. See “Risk Factors—Risks Related to Our Business and Our Industry—We may need to incur significant expenses to enforce our proprietary rights, and if we are unable to protect such rights, our competitive position could be harmed.”

Technology Infrastructure

We have built a reliable and secure network infrastructure to fully support our operations. In order to maintain stable operations of our MMORPGs, as of December 31, 2008, we maintained approximately 1,700 servers located in Internet data centers in eight major cities in China, with the capacity to accommodate up to 1.3 million concurrent game players, and a sufficient amount of connectivity bandwidth to maintain such service. In order to enhance our game players’ experience and minimize the impact of the cross-region connection, we have located our game servers in a number of regions throughout China, enabling our game players to play our games by connecting to the nearest servers located in their region without needing to exchange data across the national backbone network.

As of December 31, 2008, we had 22 technical support employees to maintain our current technology infrastructure and develop new software features to further enhance the functionality of our management and security system. We monitor the operation of our server network 24 hours a day, seven days a week. Our remote control system allows us to track our concurrent online users in real time, and discover and fix problems in the operation of hardware and software in our server network in a timely fashion. In addition, we frequently update our game servers to ensure the stability of our operation and reduce risks.

Competition

We compete principally with the following three groups of competitors in China:

•

online game developers and operators in China, including Shanda Interactive Entertainment Limited, NetEase.com, Inc., Giant Interactive Group Inc., Perfect World Co., Ltd., Tencent Holdings Limited, The9 Limited, NetDragon Websoft Inc., Kingsoft Corporation Limited and Nineyou International Limited;

•	other private companies in China devoted to game development or operation, many of which are backed by venture capital; and

•	international competitors.

Our MMORPGs currently compete with, among others, the following MMORPGs in China:

•	Fantasy Westward Journey, developed and operated by NetEase.com, Inc.;

•	World of Warcraft, developed by Blizzard Entertainment and operated by The9 Limited in China;

•	ZT Online, developed and operated by Giant Interactive Group Inc.;

•	QQ Fantasy, developed and operated by Tencent Holdings Limited;

•	Eudemons Online, developed and operated by NetDragon Websoft Inc.; and

•	Zhu Xian, developed and operated by Perfect World Co., Ltd.

Our existing and potential competitors compete with us for talent, game player spending, time spent on game playing, marketing activities, quality of games, and distribution network. Some of our existing and potential competitors have significantly greater financial and marketing resources than we do. For a discussion of risks relating to competition, see “Risk Factors—Risks Related to Our Business and Our Industry—Our business may not succeed in a highly competitive market.”

Employees

As of December 31, 2008, we had 628 employees. We also employ independent contractors to support our research and development, sales and marketing departments. None of our employees are represented under collective bargaining agreements. The table below sets forth the number of our employees in each functional area as of December 31, 2008.

Total Employees
Product development	220
Game operations(1)	119
Sales and marketing	80
Customer service	115
General and administration	94

Total	628

(1)	Includes technical support employees.

We have entered into standard employment agreements with our employees other than executive officers. Under these agreements, we may terminate our employees without prior notice or remuneration for cause, such as a material breach of our rules and regulations, failure to perform agreed duties, embezzlement that causes material damage to us, or a conviction of a crime. An employee may terminate his or her employment with us at any time by giving a 30-day prior written notice. An employee is entitled to certain benefits upon termination, including a severance payment based on the number of years served at the rate of one month’s salary for each full year of service, if such employee resigns for certain good reasons specified in the agreement or in the Employment Contract Law of the PRC or if we terminate such employee’s employment without any of the above causes.

In addition, our employees other than executive officers have entered into standard confidentiality agreements and standard non-competition agreements with us. Under the confidentiality agreements, the employees agree not to disclose or otherwise use our confidential information while employed and indefinitely thereafter. Under the non-competition agreements, during and up to 12 months after the termination of his or her employment with us, an employee agrees not to compete with us as long as we pay additional compensation during the non-competition period. The non-competition agreements also state that the employee’s work product will be assigned to us.

We believe the dedication and talent of our employees is critical for our business, and retention of employees and recruitment of new employees are our priorities. As part of our retention strategy, we are committed to offering employees competitive salaries and we offer performance-based cash bonuses. In addition, we offer the intangible benefit of working with our game development platform. We believe that, having created a standard game development platform to facilitate the development of new games and to ensure quality of content and programming, we offer our employees the attractive opportunity to focus more on game design.

We plan to double our workforce by the end of 2009 and to continue to devote significant resources to our recruitment efforts. We focus our recruitment efforts on recruiting and training new college graduates and on recruiting experienced game development personnel from the industry. We have established a training center specifically to train entry-level hires.

Facilities

Substantially all of our operations are located on premises in an office building in Beijing, China, which comprises approximately 5,700 square meters. Our lease for this property expires in October 2012.

We believe our existing facilities are adequate for our current requirements. As our workforce expands, however, we may need additional office space, which we believe can be leased on commercially reasonable terms.

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

REGULATIONS

Certain areas related to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship are covered extensively by a number of existing laws and regulations issued by various PRC governmental authorities, including:

•	the Ministry of Industry and Information Technology, or MIIT (formerly the Ministry of Information Industry, or MII);

•	the Ministry of Culture, or MOC;

•	the Ministry of Public Security;

•	the State Administration of Industry and Commerce, or SAIC;

•	the General Administration of Press and Publication, or GAPP (formerly the State Press and Publications Administration, or SPPA);

•	the State Administration for Radio, Film and Television, or SARFT;

•	the State Council Information Office, or SCIO; and

•	the State Administration of Foreign Exchange, or SAFE.

Telecommunications Laws and Regulations

Among all of the applicable laws and regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, implemented on September 25, 2000, is the primary governing law, and sets out the general framework for the provision of telecommunication services by domestic PRC companies. Under the Telecom Regulations, it is a requirement that telecommunications service providers procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” Value-added telecommunications services are defined as telecommunications and information services provided through public networks. A “Catalogue of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. In February 2003, the Catalogue was updated, categorizing online data and transaction processing, on-demand voice and image communications, domestic Internet virtual private networks, Internet data centers, message storage and forwarding (including voice mailbox, e-mail and online fax services), call centers, Internet access, and online information and data search as value-added telecommunications services. The services that we are engaged in are regulated as value-added telecommunications services.

Foreign direct investment in telecommunications companies in China is regulated by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the PRC State Council on December 11, 2001, and became effective on January 1, 2002. The FITE Regulations stipulate that telecommunications enterprises in the PRC with foreign investors, or FITEs, must be established as Sino-foreign equity joint ventures. FITEs can undertake operations in basic telecommunications services and value-added telecommunications services. Under the FITE Regulations and in accordance with WTO-related agreements, the foreign party to an FITE engaging in value-added telecommunications services may hold up to 50% of the equity of the FITE, with no geographic restrictions on its operations. The PRC government has not made any further commitment to liberalize its regulation of FITEs’ operation in the telecommunications industry.

In view of the restrictions on foreign direct investment in the telecommunications sector, we established Gamease, a variable interest entity, or VIE, to engage in value-added telecommunications services. For a detailed discussion of our VIE, please refer to “Our History and Corporate Structure.”

On December 26, 2001, the MII (renamed as MIIT) promulgated the Administrative Measures for Telecommunications Business Operating Licenses, or Telecom License Measures, to supplement the Telecom Regulations. The Telecom License Measures confirm that there are two types of telecom operating licenses for operators in China (including FITEs), namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. With respect to the latter, a distinction is made as to whether a license is granted for intra-provincial or “trans-regional” (inter-provincial) activities. An appendix to the license will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator must conduct its business (whether basic or value-added) in accordance with the specifications recorded on its Telecommunications Services Operating License.

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures. Under the Internet Measures, commercial Internet information service operators must obtain a value-added telecommunications license for Internet information service license, or ICP license, from the relevant government authorities before engaging in any commercial Internet information services operations within the PRC. On November 6, 2000, the MIIT promulgated the Internet Electronic Bulletin Service Administrative Measures, or the BBS Measures. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms. The BBS Measures require Internet information services operators to obtain specific approvals before providing BBS services. Gamease has obtained both an ICP license and specific approval for its BBS services.

On September 1, 2000, the Beijing Administration of Industry and Commerce, or Beijing AIC, issued the Detailed Implementing Rules for the Measures for the Administration of Commercial Website Filings for the Record, to regulate commercial websites. Under the Rules, commercial websites must:

•	file with the Beijing AIC and obtain electronic registration marks; and

•	place the registration marks on their websites’ homepages.

Gamease has filed its website with the Beijing AIC. The electronic registration mark will be prominently placed on our homepage after registration is obtained.

Online Games and Cultural Products

On December 30, 1997, GAPP issued the Rules for the Administration of Electronic Publications, or Electronic Publication Rules, which took effect on January 1, 1998. These rule were replaced by new Electronic Publication Rules promulgated on February 21, 2008, which took effect on April 15, 2008. The Electronic Publication Rules regulate the production, publishing and importation of electronic publication in the PRC and outline a licensing system for business operations involving electronic publishing. Under the Electronic Publication Rules and other regulations issued by GAPP, online games are classified as a kind of electronic production and publishing of online games is required to be done by licensed electronic publishing entities with standard publication codes. Under the Electronic Publication Rules, if a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, GAPP. The online games we currently offer are published by third parties which hold electronic publishing licenses. The term of our agreements with the publishers in connection with the publication of our online games, namely, TLBB and BO, will expire on December 5, 2010 and December 19, 2009, respectively. Our online games (TLBB and BO) have been filed with GAPP as electronic publications.

GAPP and the MIIT jointly promulgated the Tentative Measures for Internet Publication Administration, or Internet Publication Measures, on June 27, 2002, which took effect on August 1, 2002 and imposed a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. Since the provision of online games is deemed an Internet publication activity, an online game operator needs to obtain an Internet publishing license in order to directly make its online games publicly available in the PRC. We do not hold such a license as GAPP temporarily suspended issuances of such licenses. We are in the process of applying for such license with GAPP. See “Risk Factors—Risks Related to Our Structure and Regulations—We do not hold Internet publishing licenses, which are required under PRC regulations, for the games we currently operate due to temporary suspension of issuance of such licenses by the General Administration of Press and Publication, or GAPP, since our inception. If GAPP later challenges the commercial operation of our games, or if we fail to obtain or renew necessary licenses to commercially operate our games, we may be subject to various penalties, including restrictions on our operations.”

On May 10, 2003, the MOC issued the Provisional Regulations for the Administration of Online Culture, which took effect on July 1, 2003. This regulation applies to entities engaging in activities related to “online cultural products,” including music and video files, network games, animation features and audiovisual products, performed plays and artwork converted for dissemination via the Internet. Pursuant to this legislation, commercial entities are required to apply to the relevant local branch of the MOC for an Online Culture Operating Permit if they engage in any of the following types of activities:

•	the production, duplication, importation, wholesale, retail, leasing or broadcasting of online cultural products;

•

the dissemination of online cultural products on the Internet or transmission thereof to computers, fixed-line or mobile phones, radios, television sets or gaming consoles for the purpose of browsing, reading, using or downloading such products; or

•	the exhibition or holding of contests related to online cultural products.

In January 2008, the MOC issued an Online Culture Operating Permit to Gamease, authorizing Gamease to operate online games.

Software Products Registration

On October 27, 2000, the MIIT issued the Measures Concerning Software Products Administration, or Software Measures, to regulate software products and promote the development of the software industry in the PRC. Pursuant to these Software Measures, all software products used or sold in the PRC must be registered with the relevant authorities. In addition, to produce software products in the PRC, a software producer must show that it: (i) possesses the status of an enterprise legal person and computer software must be included in its registered scope of business; (ii) has a fixed production site; (iii) possesses necessary conditions and technologies for producing software products; and (iv) possesses quality control measures and capabilities for the production of software products. Software developers or producers are allowed to sell or license their registered software products independently or through agents. Software products developed in the PRC must be registered with the local provincial government authorities in charge of the information industry and filed with the MIIT. Upon registration, the software products shall be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration. The MIIT and other relevant departments may supervise and inspect the development, production, operation and import and export of software products in the PRC. We have registered all software products which we currently operate.

Technology Import and Export

China imposes controls on technology import and export. In December 2001, the State Council promulgated Regulations on Administration of Import and Export of Technologies. The term “technology import and export” is broadly defined in the regulations to include, without limitation, the transfer or license of patents, software and know-how, and the provision of services in relation to technology. Depending on the nature of the relevant technology, the import and export of technology require either approval by, or registration with, the relevant PRC governmental authorities. We have entered into license agreements with third parties outside of

China to license our games, which constitutes the export of technology under the regulations. As a result, such licenses are required to be registered with applicable PRC governmental authorities. Gamease is currently in process of registering the export of certain of its technologies and its license agreements with the relevant PRC governmental authorities.

Information Security and Censorship

Internet content in China is also regulated and restricted from a State security standpoint. The National People’s Congress, China’s national legislative body, enacted a law on December 28, 2000 that makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak State secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit the use of the Internet in ways which, among other things, result in a leakage of State secrets or distribution of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

On May 14, 2004, the MOC issued the Notice Regarding the Strengthening of Network Game Censorship. This notice mandates the establishment of a new committee under the MOC that will screen the content of imported online games. In addition, all imported and domestic online games are required to be filed with the MOC. We have submitted the relevant filing documents to the MOC for the filing of TLBB and BO.

On July 12, 2005, the MOC and the MIIT promulgated the Opinions on the Development and Administration of Online Game reflecting the PRC government’s intent to foster and control the development of the online game industry in China. In addition, the MOC will censor online games that “threaten state security,” “disturb the social order,” or contain “obscenity” or “violence.”

Internet Cafe Regulation

Internet cafes are required to obtain a license from the MOC and the SAIC, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and hours of operation. In 2004, the MOC, the SAIC and some other governmental authorities jointly issued a notice to suspend issuance of new Internet cafe licenses. Though this nationwide suspension has been generally lifted in 2005, the local authorities have the authority of controlling the number and recipients of new licenses at their discretion. In addition, local and higher-level governmental authorities may from time to time strictly enforce customer age limits and other requirements relating to Internet cafes, as a result of the occurrence of, and media attention on, gang fights, arsons or other incidents in or related to Internet cafes. As many of our customers access our games from Internet cafes, any reduction in the number, or any slowdown in the growth, of Internet cafes in China as a result of stricter Internet cafe regulation will limit our ability to maintain or increase our revenues and expand our customer base, which will in turn materially and adversely affect our business and results of operations. A notice jointly issued by several central governmental authorities in February 2007 suspended nationwide the approval for the establishment of new Internet cafes in 2007 and imposed tougher penalties for Internet cafes admitting minors.

Anti-fatigue System and Real-name Registration System

In April 2007, GAPP and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration system by all PRC online game operators, in an effort to curb addictive online game play behaviors of minors. Under the anti-fatigue system, three hours or less of continuous play by minors is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if the game player has reached “fatiguing” level, and to zero in the case of “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue system, a real-name registration system is also adopted, which requires online game players to register their real identity information before they play online games and requires us to submit the identity information of game players to the public security authority for verification. We have developed our own anti-fatigue system and real-name registration system for our games TLBB and BO, and have implemented them since 2007 and 2008, respectively. Under our system, game players must use real identification in order to create accounts, and in this way, we are able to tell which of our game players are minors and thus subject to these regulations. For game players who do not register, we assume that they are minors. In order to comply with the anti-fatigue rules, game players under 18 years of age only receive half of the experience time they actually earn after three hours of play. And, after five hours of play, minors receive no experience points. We use this system to disincentivize minors from playing in excess of five hours at a time.

Virtual Currency

On February 15, 2007, the MOC, the People’s Bank of China and other relevant government authorities jointly issued the Internet Cafes Notice. Under the Internet Cafes Notice, the People’s Bank of China is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the economy and financial system. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase virtual items.

Privacy Protection

Chinese law does not prohibit Internet content providers from collecting and analyzing personal information from their users. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. Chinese law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

Employment Contracts

On June 29, 2007, the National People’s Congress promulgated the Employment Contract Law of PRC, or ECL, which became effective as of January 1, 2008. The ECL requires employers to provide written contracts to their employees, restricts the use of temporary workers and aims to give employees long-term job security.

Pursuant to the ECL, employment contracts lawfully concluded prior to the implementation of the ECL and continuing as of the date of its implementation shall continue to be performed. Where an employment relationship was established prior to the implementation of the ECL but no written employment contract was concluded, a contract must be concluded within one month after its implementation.

We have modified our standard employment contract to comply with the requirements of the ECL.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange.    The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008. Under the Regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. On August 29, 2008, SAFE promulgated a notice, Circular 142, regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines. As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from this offering to Gamease through our subsidiary in the PRC, which may adversely affect the business expansion of Gamease, and we may not be able to convert the net proceeds into Renminbi to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

The dividends paid by the subsidiary to its overseas shareholder are deemed income of the shareholder and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign currency, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

Dividend Distribution.    The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (2001).

Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Circular 75.    On October 21, 2005, the SAFE issued Circular 75, which became effective as of November 1, 2005. Under Circular 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Moreover, Circular 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control our company from time to time are required to register with the SAFE in connection with their investments in us.

Circular 78.    On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules was issued by SAFE on January 5, 2007, which both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in the employee stock ownership plan, stock option plan and etc. participated by onshore individuals shall be transacted upon the approval from the SAFE or its authorized branch. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options or restricted share units, or issued restricted shares by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to complete certain other procedures and transactional foreign exchange matters under the Stock Option Plan upon the examination by, and approval of, SAFE. We and our PRC employees who have been granted stock options or restricted share units, or issued restricted shares are subject to the Stock Option Rule. If our PRC employees who hold such options, restricted share units or restricted shares or our PRC subsidiary or VIE fail to comply with these regulations, such employees and their PRC employer may be subject to fines and legal sanctions.

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the China Securities Regulatory Commission, or CSRC, published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear, with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus. The business address of each of our directors and executive officers is East Tower, Jing Yan Building, No. 29 Shijingshan Road, Shijingshan District, Beijing 100043, People’s Republic of China.

Directors and Executive Officers	Age	Position
Charles Zhang	44	Chairman of the Board of Directors
Tao Wang	33	CEO and Director
Alex Ho	34	Chief Financial Officer
Dewen Chen	33	Chief Operating Officer
Xiaojian Hong	31	Chief Technology Officer
Dave De Yang	43	Director nominee
John Zhuang Yang	55	Director nominee
Baoquan Zhang	54	Director nominee

Dr. Charles Zhang is the Chairman of our board of directors. Dr. Zhang is the founder of Sohu and has been Chairman of the Board and CEO of Sohu since August 1996. Prior to founding Sohu, Dr. Zhang worked for Internet Securities Inc., or ISI, and helped establish its China operations. Prior to joining ISI, he worked as Massachusetts Institute of Technology’s liaison officer with China. Dr. Zhang has a Ph.D. in Experimental Physics from the Massachusetts Institute of Technology and a bachelor of science degree from Tsinghua University in Beijing.

Tao Wang is our CEO and a director. Mr. Wang has over 11 years of experience in the computer game industry in China and was one of the principal founders of our online game business. Prior to our carve-out from Sohu, Mr. Wang served as Sohu’s Vice President of MMORPG business. Mr. Wang joined Sohu in December 2004 and was instrumental in the ramp up of our MMORPG business and played a key role in the success of TLBB. Prior to joining Sohu, Mr. Wang worked at Sina and was the Managing Technology Director for its iGAME development and operations. From 2001 to 2003, Mr. Wang served as the Vice President and Chief Technology Officer of Beijing Tian Ren Interactive Software Technologies Co. Ltd., a PRC games distributor and operator. From 1998 to 2001, Mr. Wang was a project manager at Object Software (Beijing) Limited, one of the pioneer games and multi-media software developers in China, responsible for its PC console games, Internet games and multi-media educational software development. From 1997 to 1998, Mr. Wang worked at Fuzhou Wai Xin Software Technologies Co. Ltd. as a software development engineer. Mr. Wang received a bachelor’s degree in Engineering from Hangzhou Industrial Electronics Institute.

Alex Ho is our Chief Financial Officer. Prior to this offering, Mr. Ho was the Senior Finance Director of Sohu, which he joined in January 2005. Prior to joining Sohu, Mr. Ho worked at Arthur Andersen & Co. and PricewaterhouseCoopers in Hong Kong and Beijing, where he was a Senior Manager of Assurance and Business Advisory. With an extensive knowledge of and background in both U.S. and Chinese accounting principles and tax laws, financial management and SEC reporting, Mr. Ho has helped companies through executing mergers and acquisitions in Asia, restructuring businesses, completing the initial public offering process for international markets, as well as compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Mr. Ho has a bachelor’s degree in Finance and Accounting from the University of Hong Kong. Mr. Ho is a member of the American Institute of Certified Public Accountants, the Institute of Management Accountants and the Hong Kong Institute of Certified Public Accountants.

Dewen Chen is our Chief Operating Officer and one of the principal founders of our online game business. Mr. Chen joined Sohu in 2005 as a business manager, responsible for building our sales team for games products and starting May 2006, Mr. Chen was in charge of the overall marketing, promotion, sales and channel distribution of Sohu’s games products. Prior to our carve out from Sohu, Mr. Chen was the Director of Marketing

& Operations of the MMORPG business of Sohu. From April 2000 to April 2005, Mr. Chen worked at Shanghai Hua Teng Software System Co. Ltd. as a pre-sale technology consultant and sale manager of its business with banks. Prior to that, Mr. Chen had worked with Fujian Shi Da Computer Group as a software engineer, project manager and later the Director of the Technology Department at its Shanghai branch office. Mr. Chen received a bachelor’s degree in Computer Engineering from Xi’an Jiaotong University.

Xiaojian Hong is our Chief Technology Officer and was one of the principal founders of our MMORPG business. Mr. Hong has significant experience in the security, efficiency and stability of online games software and operations. Prior to our carve-out from Sohu, Mr. Hong was a Senior Manager of Sohu and played a key role in building Sohu’s MMORPG software development division and was responsible for strategic planning for technology framework design and module development for our MMORPG business. From 2004 to 2005, Mr. Hong worked at Sina and was a research and development manager of its iGAME project. From 2001 to 2004, Mr. Hong was the Manager of Research and Development of Beijing Tian Ren Interactive Software Technologies Co. Ltd., responsible for in-house digital games design and development and introduction, distribution and localization of popular overseas games products. From 1999 to 2001, Mr. Hong was a project manager of Object Software (Beijing) Limited. Mr. Hong received a bachelor’s degree in Engineering from Beijing Technology University.

Dave De Yang will become an independent director and a member of our audit committee upon the effectiveness of the registration statement of which this prospectus is a part. For the past six years, Mr. Yang has worked for McDonald’s Corporation as a financial director and a senior director. Since 2009, Mr. Yang has served as the financial director of the McDonald’s Corporation in China. Prior to such role, he served as the financial director of McDonald’s Corporation in India and as a senior director of McDonald’s Corporation in Asia Pacific and Africa where he oversaw the development and supervision of financial strategy and policy. Prior to joining McDonald’s Corporation, Mr. Yang worked in the U.S. business unit of Ernst & Young LLP for seven years in various positions, including as a senior advisor. During Mr. Yang’s tenure at Ernst & Young LLP, he focused on business risk management consultation, corporate M&A, restructuring of corporate internal management processes, internal audits, risk assessment, control system designs, and auditing of corporate financial statements, primarily for Fortune 500 companies. Mr. Yang has a master’s of business administration degree from the City University of New York, a master’s degree in Management and Engineering from the Graduate School of the Chinese Academy of Sciences in Beijing, and a bachelor’s degree in Physics from the University of Science and Technology of China. Mr. Yang is a member of the U.S. Institute of Certified Internal Auditors, the Institute of Certified Public Accountants and the Institute of Certified Management Accountants.

Dr. John Zhuang Yang will become an independent director and a member of our audit committee upon the effectiveness of the registration statement of which this prospectus is a part. Dr. Yang is the U.S. Dean of the Beijing International MBA program at Beijing University, an adjunct Professor of Management at the China Center for Economic Research at Beijing University and an Associate Dean and Associate Professor of Management at Fordham University. Dr. Yang received his Ph.D. in Business Administration from Columbia University in 1991 and received an M.A. in Sociology, also from Columbia University, in 1985. In addition, Dr. Yang received an MPA degree in International and Public Affairs from The Woodrow Wilson School of Public and International Affairs of Princeton University in 1984. He received a bachelor’s degree in English Language and Literature from Beijing University. Since September 2007, Dr. Yang has served on the board of directors of New Oriental Education & Technology Group, a public company listed on the New York Stock Exchange (NYSE: EDU) since September 2006, which provides private educational services in China. Dr. Yang also serves on the board of directors of Tristate Holdings Limited, a fashion clothing manufacturer listed on the Hong Kong Stock Exchange (stock code 00458) since 1999.

Baoquan Zhang will become an independent director and a member of our audit committee upon the effectiveness of the registration statement of which this prospectus is a part. Mr. Zhang is the President of Antaeus Group, which he founded in the early 1990s and is one of the largest real estate development companies in Beijing. The Antaeus Group has recently branched out to the entertainment industry with its recent investment in the Chinese film, Ip Man, a film about a legendary Kung Fu master. Mr. Zhang also operates the Today Art Gallery, a large non-profit art gallery in Beijing. In June 2008, Mr. Zhang received the 2008 Mont Blanc de la Culture Arts Patronage Award, presented by the German luxury goods manufacturer to honor those who have dedicated time, energy and financial support to the arts and cultural development around the world. Mr. Zhang also publishes art magazines and numerous art books every year. Mr. Zhang is a member of the Chinese Writers Association and the Chinese Calligraphers Association. He received a bachelor’s degree in Art from the Beijing Film Academy.

Board of Directors

Upon the effectiveness of the registration statement on Form F-1 of which this prospectus is a part, our board of directors will consist of, Dr. Charles Zhang, Tao Wang, Dave De Yang, Dr. John Zhuang Yang and Baoquan Zhang. Our directors are elected by the holders of our ordinary shares and will hold office until our next annual general meeting of shareholders and until their successors are duly elected or appointed, or until their resignation or removal in accordance with the provisions of our memorandum and articles of association. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided that the nature of such interest is disclosed prior to any vote thereon. A director may exercise all the powers of our company to borrow money, mortgage or charge our undertakings, property and uncalled capital or any part thereof, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

A company of which more than 50% of the voting power is held by a single entity is considered a “controlled company” under the NASDAQ Stock Market Rules. A controlled company need not comply with the applicable NASDAQ corporate governance rules requiring its board of directors to have a majority of independent directors and independent compensation and corporate governance and nominating committees. Because more than 50% of the voting power of our company will be held by Sohu immediately following this offering, we will qualify as a “controlled company” under the NASDAQ Stock Market Rules. Immediately following this offering, we will avail ourselves of the controlled company exception provided under those rules. In the event that we are no longer a controlled company, a majority of our board of directors will be required to be independent and it will be necessary for us to have compensation and corporate governance and nominating committees that are composed entirely of independent directors, subject to a phase-in period during the first year we cease to be a controlled company.

Committees of the Board of Directors

Audit Committee. Our audit committee will consist of Dave De Yang, Dr. John Zhuang Yang and Baoquan Zhang, who have agreed to become members of our board of directors and of the audit committee upon the effectiveness of the registration statement on Form F-1 of which this prospectus is a part. Our board of directors has determined that Dave De Yang, Dr. John Zhuang Yang and Baoquan Zhang satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934 and Rule 4350 of the NASDAQ Stock Market Rules. In addition, our board of directors has determined that Dave De Yang meets the criteria of an audit committee financial expert as set forth under the applicable SEC rules and Rule 4350 of the NASDAQ Stock Market Rules. The full responsibilities of our audit committee are set forth in its charter, which will be reviewed and updated annually and approved by our board, and will be posted on our website at www.changyou.com. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	overseeing our accounting and financial reporting processes and audits of the financial statements of our company;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act and in the NASDAQ Stock Market Rules;

•	discussing the annual audited financial statements with management and the independent auditors;

•

reviewing major issues as to the adequacy of our internal controls over financial reporting and any special audit steps adopted in the light of any significant deficiencies or materially weakness in our internal controls; and

•	meeting separately and periodically with management and the independent auditors.

Duties of Directors

Under Cayman Islands law, our directors have a common law duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek various remedies if a duty owed by our directors is breached.

Terms of Directors and Officers

A director may be removed by ordinary resolution passed by a majority of our shareholders before the expiration of such director’s term. Officers are elected by and serve at the discretion of the board of directors.

Employment Agreements with Executive Officers

We have entered into employment agreements with each of our executive officers. Under these agreements, we may terminate an executive officer’s employment for cause, at any time, for certain acts of such officer such as willful misconduct or gross negligence, repeated failure to perform substantially his duties, indictment or conviction for or confession of a felony, or any crime involving moral turpitude. In such case, such officer will not be entitled to receive payment of any severance benefits or other amounts by reason of termination other than accrued salary and vacation through the date of termination and such officer’s right to all other benefits will terminate, except as required by any applicable law.

We may also terminate our employment agreements with our executive officers without cause upon thirty-days’ advance written notice. In such case of termination by us and also in a case where an executive officer voluntarily terminates his employment with us upon thirty-days’ advance written notice for “good reasons,” we are required to provide him with severance benefits equal to an amount up to six (6) months of his monthly base salary, provided that such executive officer complies with the “employee non-competition, non-solicitation, confidential information and work product agreement” during the severance period and execute a release agreement in the form requested by us. “Good reasons” include (i) any significant change in the executive officer’s duties and responsibilities inconsistent in any material and adverse respect with his title and position, and (ii) any material breach of the employment agreement by us, including any reduction in the executive officer’s base salary or our failure to pay to him any portion of his compensation.

In addition, each of our executive officers has entered into an employee non-competition, non-solicitation, confidential information, and work product agreements with us. Under these agreements, each of our executive officers has agreed to be bound by (i) non-competition restrictions during his employment and for one year after the termination of his employment or for such longer period during which we pay him any severance benefits, and (ii) non-solicitation restrictions during the non-competition period. Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or customers, or the confidential or proprietary information of any third party held by us in confidence. The executive officers have also agreed to disclose to us all inventions which they conceive and develop during the employment and to assign all right, title and interest in them to us and agreed not to assert any such rights against us.

Share Incentive Plan

In December 2008, our board of directors and our shareholders adopted our 2008 Share Incentive Plan to attract, motivate and retain the best available personnel, provide additional incentives to our employees, directors and consultants and promote the success of our business. Our 2008 Share Incentive Plan provides for the issuance of up to 20,000,000 ordinary shares, of which 17,740,000 are Class B ordinary shares and 2,260,000 are Class A ordinary shares.

Plan Administration. Our board of directors or our compensation committee will administer our share incentive plan. The compensation committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of our awards.

Types of Awards. The following briefly describes the principal features of the various awards that may be granted under our 2008 Share Incentive Plan.

•

Options. Options provide for the right to purchase our ordinary shares at a specified exercise price subject to vesting, and generally will become exercisable in four equal annual installments beginning on the first anniversary of the date of grant.

•

Restricted Shares. A restricted share award is the sale of ordinary shares at a price determined by our board or our compensation committee or a grant of our ordinary shares, in each case subject to vesting terms.

•

Restricted Share Units. Restricted share units represent the right to receive our ordinary shares, subject to vesting. Restricted share units will be settled upon vesting, subject to the terms of the award agreement, either by our delivery to the holder of the number of ordinary shares that equals the number of the vested restricted share units or by a cash payment to the holder that equals the then fair market value of the number of underlying ordinary shares. If any of the restricted share units that are settleable in Class B ordinary shares expire without settlement, such underlying Class B ordinary shares will be automatically converted into Class A ordinary shares and such Class A ordinary shares so converted will become available for future issuance under our 2008 Share Incentive Plan.

Award Document. Awards granted under our share incentive plan are evidenced by an award document that sets forth the terms and conditions applicable to each of these awards, as determined by our board or compensation committee in its sole discretion.

Termination of the Share Incentive Plan. Without further action by our board of directors, our share incentive plan will terminate in August 2018. Our board of directors may amend, suspend, or terminate our 2008 Share Incentive Plan at any time; provided, however, that our board of directors must first seek the approval of the participants of our share incentive plan if such amendment, suspension or termination would adversely affect the rights of participants with respect to any of their existing awards.

Compensation of Directors and Executive Officers

For the year ended December 31, 2008, we paid an aggregate of $11.5 million in cash compensation and we granted a total of 7,000,000 Class B ordinary shares and a total of 9,800,000 Class B restricted shares to our executive officers (of which a total of 1,800,000 Class B restricted shares were exchanged for Class B restricted share units (settleable in Class B ordinary shares) on March 13, 2009). Share-based compensation expenses related to awards to our CEO were recognized as of the respective grant dates of such awards in January 2008 and April 2008. We did not pay compensation to our non-executive directors. None of our directors have service contracts that provide for benefits upon termination of employment. For information regarding share-based compensation paid to officers and directors, see “—Share Incentive Plan.”

Issuance of Restricted Shares and Restricted Share Units to Executive Officers

On January 15, 2009, 8,000,000 Class B restricted shares were issued out of Sohu.com (Game) Limited’s equity interest in us to Prominence Investments Ltd., a British Virgin Islands company beneficially owned by Tao Wang, our CEO. These restricted shares will vest over a four-year period, subject to acceleration under certain circumstances, commencing on February 1, 2008, and will be forfeited to Sohu.com (Game) Limited if the vesting conditions are not met. Prominence Investments Ltd.’s right to sell 2,000,000 of such restricted shares after full vesting has otherwise occurred is further restricted through January 2015. As of the date of this prospectus, 2,000,000 of such restricted shares have become vested and are no longer subject to forfeiture and 6,000,000 remain subject to vesting. See “Management’s Discussion and Analysis and Results of Operations—Operating Expenses—Share-based Compensation Expenses.”

On January 15, 2009, we issued to our executive officers other than Tao Wang an aggregate of 1,800,000 of our Class B restricted shares. On March 13, 2009, we exchanged these Class B restricted shares for restricted share units (settleable in Class B ordinary shares). The vesting of these restricted share units is contingent upon the completion of an initial public offering by us on an internationally recognized stock exchange, and the restricted share units are otherwise subject to vesting over a four-year period, subject to acceleration certain under circumstances, commencing February 1, 2008. These restricted share units will be forfeited to us if the vesting conditions are not met. The first vesting will occur, retroactively to the dates when they first otherwise would have vested, after the expiration of the underwriters’ 180-day lock-up commencing on the date of this prospectus. See “Management’s Discussion and Analysis and Results of Operations—Operating Expenses—Share-based Compensation Expenses.”

The following table summarizes, as of the date of this prospectus, the outstanding restricted shares and restricted share units issued to our directors and executive officers pursuant to our share incentive plan.

Directors and Executive Officers	Class B Restricted Shares and Restricted Share Units		Date of Issue	End of Vesting Period
Tao Wang	8,000,000	(1)	January 15, 2009	February 1, 2012
Alex Ho	*		January 15, 2009	February 1, 2012
Dewen Chen	*		January 15, 2009	February 1, 2012
Xiaojian Hong	*		January 15, 2009	February 1, 2012

(1)	As of the date of this prospectus, 2,000,000 of such restricted shares have become vested and are no longer subject to forfeiture.
*	Less than 1% of our total outstanding voting securities.

PRINCIPAL AND SELLING SHAREHOLDER

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this prospectus by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our shares; and

•	the selling shareholder.

	Ordinary Shares Beneficially Owned Prior to This Offering(1)(2)		Ordinary Shares Being Sold in This Offering(1)		Ordinary Shares Beneficially Owned After This Offering(1)(2)
	Number	%	Number	%	Number	%
Directors and Executive Officers:
Charles Zhang	—	—	—	—	—	—
Tao Wang(3)	15,000,000	15.8%	—	—	15,000,000	14.6%
Alex Ho	—	—	—	—	*	*
Dewen Chen	—	—	—	—	*	*
Xiaojian Hong	—	—	—	—	*	*
Dave De Yang	—	—	—	—	—	—
John Zhuang Yang	—	—	—	—	—	—
Baoquan Zhang	—	—	—	—	—	—
All directors and executive officers as a group	15,000,000	15.8%	—	—	15,450,000	15.0%
Principal and Selling Shareholder:
Sohu.com (Game) Ltd.(4)	80,000,000	84.2%	7,500,000	7.9%	72,500,000	70.7%
Prominence Investments Ltd.(3)	15,000,000	15.8%	—	—	15,000,000	14.6%

*	Less than 1% of our total outstanding voting securities.
(1)	The calculations in the table above assume there are no Class A ordinary shares and 95,000,000 Class B ordinary shares outstanding as of the date of this prospectus, and 15,000,000 Class A ordinary shares and 87,500,000 Class B ordinary shares outstanding immediately after the closing of this offering. Ordinary shares beneficially owned after this offering assume that the underwriters do not exercise their option to purchase up to an additional 1,125,000 ADSs from Sohu.com (Game) Limited to cover over-allotments.
(2)	Includes the number of ordinary shares and percentage ownership represented by ordinary shares determined to be beneficially owned by a person or entity in accordance with rules of the SEC. The number of ordinary shares beneficially owned by a person or entity includes restricted shares units that will vest within 60 days of the date of this prospectus. Ordinary shares issuable upon the vesting of such restricted share units are deemed outstanding for the purpose of computing the percentage of outstanding ordinary shares owned by that person or entity. Such ordinary shares issuable upon such vesting are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.
(3)	Consists of 7,000,000 Class B ordinary shares and 8,000,000 Class B restricted shares held by Prominence Investments Ltd. Prominence Investments Ltd. is a British Virgin Islands company which is ultimately owned by a trust of which Tao Wang, our CEO, is the primary beneficiary. The business address of Prominence Investments Ltd. is c/o Credit Suisse Trust, Singapore, 1 Raffles Link #05-02, Singapore. Of the 8,000,000 Class B restricted shares beneficially held by Mr. Wang, the 6,000,000 that remain unvested as of the date of this prospectus will be forfeited to Sohu.com (Game) Limited upon any forfeiture of the shares in the event that a vesting condition is not met.
(4)

Consists of Class B ordinary shares held by Sohu.com (Game) Limited. Sohu.com (Game) Limited, a Cayman Islands corporation and an indirect wholly-owned subsidiary of Sohu.com Inc. The registered address of Sohu.com (Game) Limited is Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands, KY1-1112. Of the 8,000,000 Class B restricted shares beneficially held by Mr. Wang, the 6,000,000 that remain unvested as of the date of this prospectus will be forfeited to Sohu.com (Game) Limited upon any forfeiture of the shares in the event that a vesting condition is not met.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. Sohu and Tao Wang hold Class B ordinary shares, and may choose to convert their Class B ordinary shares into the same number of Class A ordinary shares at any time. Tao Wang holds Class B restricted shares, and once such shares are vested, he may choose to convert his Class B restricted shares into the same number of Class A ordinary shares. Class B restricted shares are only transferable to an affiliate of the holder. See “Description of Share Capital—Ordinary Shares” for a more detailed description of our Class A ordinary shares and Class B ordinary shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Upon completion of this offering, assuming the underwriters do not exercise their over-allotment option, Sohu will hold 70.7% of the combined total of our outstanding Class A and Class B ordinary shares, and will control 81.5% of the voting power of the combined total of our outstanding Class A and Class B ordinary shares due to the additional voting power of the Class B ordinary shares it holds. If the underwriters exercise their over-allotment option in full, upon completion of this offering, Sohu will hold 68.5% of our combined total outstanding ordinary shares and will control 80.8% of the combined total voting power of our outstanding ordinary shares. Following the completion of this offering, Sohu will continue to have the power acting alone to approve any action requiring a vote of the majority of our ordinary shares and to elect all our directors.

Contractual Arrangements with Gamease and Its Shareholders

PRC laws currently restrict foreign ownership of online game businesses. To comply with PRC laws, we conduct our game operations and distribution businesses through AmazGame’s contractual arrangements with Gamease and its shareholders. See “Our History and Corporate Structure—Contractual Arrangements with our VIE and Its Shareholders.”

Transactions and Agreements with Sohu

Expenses charged from Sohu for sales and marketing services and certain other services, including the use of Sohu’s PEAK system, amounted to $19.3 million, $14.6 million and $0.6 million for the years ended December 31, 2008, 2007 and 2006, respectively. The amounts of these charges were agreed to by Sohu and us with reference to amounts charged for similar services by unrelated parties. Total corporate marketing and general administrative expenses allocated from Sohu were $11.3 million, $3.9 million and $1.3 million for the years ended December 31, 2008, 2007 and 2006, respectively. The corporate marketing and general administrative expenses allocated from Sohu using a proportional cost allocation methodology consist primarily of shared corporate marketing expenses, share-based compensation of senior management and shared services of management including finance, legal, technology, human resources and internal audit. The amounts of these charges were allocated to us based on revenues, number of employees and number of servers attributable to us. Generally, shared services of human resources were allocated to us based on our headcount as a proportion of total headcount in the Sohu Group; shared services of technology were allocated to us based on our usage of servers as a proportion of total servers of the Sohu Group; and shared corporate marketing expenses, share-based compensation of senior management and other shared services were allocated to us based on our revenues as a proportion of total revenues of the Sohu Group. See the notes to our consolidated financial statements regarding “Related Party Transactions” included elsewhere in this prospectus.

In the future, we expect to continue to use the Sohu logo, to purchase banner advertisements from Sohu, and to include advertisements for and links to our MMORPGs on Sohu’s 17173.com website. For each of such services, we will pay Sohu at the same rates as Sohu charges third parties for such services. We also expect to use Sohu’s PEAK online billing system and for Sohu to provide links to our MMORPG website on Sohu.com’s main website, for which we will pay Sohu at a rate comparable to the rates charged by third-party providers for similar services. In the future, for so long as Sohu remains as our controlling shareholder, we intend to enter into new agreements, or make amendments to existing agreements, between us and Sohu that involve significant expenditures or commitments with reference to the terms of similar agreements between unrelated third parties. We will also submit such agreements and amendments for review by the audit committee of our board of directors, which will assess such agreements and amendments for potential conflicts of interest in accordance with NASDAQ Stock Market Rules, and seek to ensure that terms of such agreements and amendments are no less favorable than would be comparable agreements between us and an unrelated third party. We have adopted a policy for our audit committee setting forth the guidelines under which related party transactions, including transactions between Sohu and us, must be reviewed and approved or ratified by the audit committee. In assessing a related party transaction, the audit committee will be required to consider such factors as (i) the benefits to us of the transaction; (ii) the commercial reasonableness of the terms of the related party transaction; (iii) the materiality of the transaction to us; and (iv) the extent of the related party’s interest in the transaction.

We have entered into various agreements with Sohu, our controlling shareholder. See “Our Relationship with Sohu.”

Loans Outstanding

As of December 31, 2008 and 2007, we had outstanding loan payables to Sohu in the amount of $8.5 million and $5.0 million, respectively, with annual interest rates ranging from 4.8% to 5.05%. The $5.0 million loan made in 2007 was advanced by Sohu to fund the establishment of AmazGame and the $3.5 million loan made in 2008 was advanced to provide for working capital needs of Changyou HK. The loans are repayable within thirty days after demand for repayment by Sohu.

Amounts Due to/from Sohu

Intercompany payables to Sohu, arising mainly from expenses charged from Sohu for sales and marketing services provided to us and an allocation of Sohu’s shared advertising expenses, amounted to $10.8 million as of December 31, 2008. Intercompany payables to Sohu, arising mainly from assets transferred from and services provided by Sohu in 2007, amounted to $21.7 million as of December 31, 2007. Intercompany receivables from Sohu, arising mainly from customer advances collected by Sohu on our behalf, were $8.5 million and $8.8 million as of December 31, 2008 and December 31, 2007, respectively. These balances are interest free and settleable on demand, and are measured at the amount of consideration established and agreed to by the related parties, which approximates amounts charged to third parties.

Other Transactions with Certain Directors, Shareholders and Affiliates

See “Management—Compensation of Directors and Executive Officers.”

Employment Agreements

See “Management—Employment Agreements.”

Share Incentive Plan

See “Management—Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2007 Revision) (as consolidated and revised) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date of this prospectus, our authorized share capital consists of 297,740,000 ordinary shares, par value $0.01 per share. Of such authorized ordinary shares, 200,000,000 are designated as Class A ordinary shares, none of which are issued and outstanding and 456,000 of which have been reserved for issuance upon vesting of Class A restricted share units (settleable in Class A ordinary shares) granted under our 2008 Share Incentive Plan, and 97,740,000 are designated as Class B ordinary shares, 95,000,000 of which are issued and outstanding and 2,740,000 of which have been reserved for issuance upon vesting of Class B restricted share units (settleable in Class B ordinary shares) granted under our 2008 Share Incentive Plan.

Holders of Class A ordinary shares and holders of Class B ordinary shares have the same rights, with the exception of voting and conversion rights, as described in the following paragraphs.

The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General.    Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and holders of Class B ordinary shares have the same rights, with the exception of voting and conversion rights. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Conversion.    Each Class B ordinary share is convertible into one Class A ordinary share at any time at the election of the holder. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. No Class B ordinary shares may be transferred by a holder to any person or entity that is not an affiliate of ours or an affiliate of the holder. For purposes of this paragraph, “affiliate” means (i) in the case of a natural person, such person’s parents, parents-in-law, spouse, children or grandchildren, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty percent (50%) of the voting power of the corporation, or the partnership or other entity (other than, in the case of corporation, share having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity.

Voting Rights.    All of our shareholders have the right to receive notice of shareholders’ meetings and to attend, speak and vote at such meetings. With respect to matters requiring a shareholder vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. Holders of Class A ordinary shares and holders of Class B ordinary shares vote together as one class. A shareholder may participate at a shareholders’ meeting in person, by proxy or by telephone conference or other communications equipment by means of which all the shareholders participating in the meeting can communicate with each other. A poll may be demanded by our Chief Executive Officer or any shareholder holding at least 50.0% of the voting power of shares with the right to vote at the meeting, present in person or by proxy.

A quorum for a shareholders’ meeting consists of holders of at least half of the voting rights of the total paid-up shares entitled to vote thereat present in person or by proxy or, if a corporation or other nonnatural person, by its duly authorized representative. Shareholders’ meetings are held at least annually and may only be convened by our board of directors on its own initiative. Advance notice of at least five days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of a majority of not less than two-thirds of the votes cast attaching to the ordinary shares cast in a general meeting. A special resolution is required for matters such as a change of name for our company, alteration of our company’s objectives and a reduction of share capital. Holders of the ordinary shares may effect certain changes by ordinary resolution, including altering the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital and canceling any shares.

Transfer of Shares.    Subject to the restrictions of our articles of association, as more fully described below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or by any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; and (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four. There is presently no legal requirement under Cayman Islands law for instruments of transfer for our ordinary shares to be stamped. In addition, our board of directors has no present intention to charge any fee in connection with the registration of a transfer of ordinary shares.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on prior notice being given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation.    On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares.    Our articles of association permit us to issue our shares, including ordinary shares, nil paid and partially paid. This permits us to issue shares where the payment for such shares has yet to be received. Although our articles give us the flexibility to issue nil paid and partly paid shares, our board has no present intention to do so. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares.    Subject to the provisions of the Companies Law, the rules of the designated stock exchange, our memorandum and articles of association and to any special rights conferred on the holders of any shares or class of shares, we may issue shares on terms that they are subject to redemption at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors. Our currently outstanding ordinary shares and those to be issued in this offering will not be subject to redemption at the option of the holders or our board of directors.

Variations of Rights of Shares.    All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Register of Members.    Pursuant to our articles of association, our register of members and branch register of members shall be open for inspection by shareholders for such times and on such days as our board of directors shall determine, without charge, or by any other person upon a maximum payment of $2.50 or such other sum specified by the board, at the registered office or such other place at which the register is kept in accordance with the Companies Law or, upon a maximum payment of $1.00 or such other sum specified by the board, at our registered office, unless the register is closed in accordance with our articles of association.

Designations and Classes of Shares.    All of our issued shares upon the closing of this offering will be ordinary shares, divided into Class A ordinary shares and Class B ordinary shares. Our articles provide that our authorized unissued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as our board may in its absolute discretion determine. In particular, our board of directors is empowered to authorize from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series.

History of Securities Issuances

The following is a summary of our securities issuances since our inception in August 2007. The share numbers in this summary do not reflect the ten-for-one split of our outstanding Class B ordinary shares described at the end of this summary.

We were incorporated in the Cayman Islands on August 6, 2007. We issued 50,000 shares, constituting all of our share capital, to Sohu.com Limited, a subsidiary of Sohu.com Inc., on the date of incorporation for a purchase price per share of $1.00, which was the par value per share on that date.

On February 29, 2008, Sohu.com Limited transferred its 50,000 shares in us to Sohu.com (Game) Limited, a wholly-owned subsidiary of Sohu.com Inc.

On May 29, 2008, we subdivided all of our outstanding shares, comprising 50,000 shares, par value $1.00, into 5,000,000 shares, par value $0.01.

Also on May 29, 2008, we increased our authorized ordinary shares to 10,000,000, par value $0.01.

On June 1, 2008, we issued an additional 3,500,000 ordinary shares to Sohu.com (Game) Limited for a purchase price per share of $0.01, or the par value per share.

On December 31, 2008, Sohu.com (Game) Limited transferred 8,500,000 ordinary shares to us; we cancelled such 8,500,000 ordinary shares; we increased our authorized ordinary shares from 10,000,000 to 109,774,000 ordinary shares, par value $0.01 per share, with 100,000,000 of such shares designated as Class A ordinary shares and 9,774,000 of such shares designated as Class B ordinary shares; and we issued 8,000,000 Class B ordinary shares to Sohu.com (Game) Limited.

On January 15, 2009, 700,000 Class B ordinary shares and 800,000 Class B restricted shares were issued out of Sohu.com (Game) Limited’s equity interest in us to Tao Wang, our Chief Executive Officer, in lieu of a contingent right Mr. Wang held to receive 25% of the value of an indirect subsidiary of Sohu.com Inc. upon the occurrence of certain events.

On January 15, 2009, we issued an aggregate of 180,000 Class B restricted shares to certain of our executive officers.

On January 15, 2009, we issued an aggregate of 94,000 Class B restricted share units (settleable upon vesting in Class B ordinary shares) to certain of our key employees.

On February 17, 2009, we granted an aggregate of 45,600 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to certain of our employees.

On March 13, 2009, we exchanged the 180,000 Class B restricted shares held by our executive officers other than the CEO for Class B restricted share units (settleable upon vesting in Class B ordinary shares).

On March 16, 2009, we (i) increased our authorized ordinary shares from 109,774,000 to 297,740,000 ordinary shares, par value $0.01 per share, with 200,000,000 of such shares designated as Class A ordinary shares and 97,740,000 of such shares designated as Class B ordinary shares, (ii) effected a ten-for-one split of outstanding Class B ordinary shares by way of a bonus share issuance of nine Class B ordinary shares for each Class B ordinary share then outstanding, nine Class B restricted shares for each Class B restricted share then outstanding and (iii) made a corresponding adjustment in the number of Class A ordinary shares and Class B ordinary shares issuable upon vesting of Class A and Class B restricted share units outstanding as of that date.

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the due majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares (within four months), the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from fraud or willful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and British Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution or Winding-up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent two shares (or a right to receive two shares) deposited with the principal Hong Kong office of Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having ADSs registered in your name in the Direct Registration System, or (ii) by having an American depositary receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership will be confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, you will not be treated as one of our registered shareholders and you will not have direct shareholder rights. Cayman Islands law governs our direct shareholders’ rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A Deposit Agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the Deposit Agreement and the ADSs.

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read the entire Deposit Agreement and the form of ADR, which contains the terms of the ADSs. The Deposit Agreement is filed as an exhibit to the registration statement that includes this prospectus. You may obtain the registration statement and the attached Deposit Agreement from the SEC’s website at http://www.sec.gov. You may also obtain a copy of the Deposit Agreement at the SEC’s Public Reference Room, which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent.

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Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the Class A ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the Deposit Agreement will permit the depositary to distribute the Renminbi or other foreign currency only to those ADS holders to whom it is possible to do so. The depositary will hold the Renminbi or other foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the Renminbi or other foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If exchange rates fluctuate during a time when the depositary cannot convert the Renminbi or other foreign currency, you may lose some or all of the value of the distribution.

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Shares.    The depositary may distribute additional ADSs representing any Class A Ordinary Shares we distribute as a dividend or other distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

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Rights to Purchase Additional Shares.    If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf upon your instruction. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. The depositary will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In such a case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

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Other Distributions.    The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed for cash and distribute the net proceeds, in the same way as it does with cash dividends. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares from us or from our registrar, transfer agent or other entity recording share ownership as our agent with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

Voting Rights

How do you vote?

ADS holders may instruct the depositary to vote the number of deposited shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will try, as far as practical, subject to the laws of the Cayman Islands and of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed or as described below.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

If we timely asked the depositary to solicit your instructions and the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions at to be voted upon unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	we think there is substantial shareholder opposition to the particular question; or

•	we think the particular question would have a adverse impact on our shareholders.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•   Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•   Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

$.02 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement) • converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•   Change the nominal or par value of our shares

•   Reclassify, split up or consolidate any of the deposited securities

•   Distribute securities on the shares that are not distributed to you

•   Recapitalize, reorganize, merge, consolidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the Deposit Agreement be amended?

We may agree with the depositary to amend the Deposit Agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the Deposit Agreement as amended.

How may the Deposit Agreement be terminated?

The depositary will terminate the Deposit Agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the Deposit Agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the Deposit Agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the Deposit Agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The Deposit Agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the Deposit Agreement;

•	are not liable if we or it exercises discretion permitted under the Deposit Agreement;

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are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the Deposit Agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on your behalf or on behalf of any other person;

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may rely upon any advice of or information from legal counsel, accountants, any person presenting Class A ordinary shares for deposit, any person in whose name the ADSs are registered on the books of the depositary or any other person believed by us or it in good faith to be competent to give such advice or information.

In the Deposit Agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

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When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Pre-release of ADSs

The Deposit Agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released

ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (i) owns the shares or ADSs to be deposited, (ii) assigns all beneficial right, title and interest in such shares or ADSs, as the case may be, to the depositary and (iii) will not take any action with respect to such shares or ADSs, as the case may be, that is inconsistent with the transfer of beneficial ownership (including without the consent of the depositary, disposing of such shares or ADSs, as the case may be, other than in satisfaction of such pre-release); (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the Deposit Agreement, shall not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 7,500,000 ADSs representing 15,000,000 Class A ordinary shares, or approximately 14.6% of the combined total of our outstanding Class A and Class B ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs.

Lock-Up Agreements

We have agreed that for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives, we will not, (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of our ordinary shares or ADSs, or any securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, or the Lock-Up Securities, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase the Lock-Up Securities, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of the Lock-Up Securities, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in the Lock-Up Securities within the meaning of Section 16 of the Exchange Act, or (v) file with the Commission a registration statement under the Securities Act relating to the Lock-Up Securities, or publicly disclose the intention to take any such action. The foregoing restrictions do not apply to (A) the issuance of the Class A ordinary shares represented by the ADSs to be sold in this offering and the sale of such ADSs; (B) the grant of employee stock options or restricted share units pursuant to the terms of our 2008 Share Incentive Plan; or (C) the issuance of ordinary shares upon the vesting of restricted share units outstanding as of the date of this prospectus. Notwithstanding the foregoing, in the event that either (1) during the last 17 days of the 180-day lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day lock-up period, then in either case the 180-day lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Each of our directors, officers and existing shareholders have agreed that, for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives, it will not, (i) offer, sell, contract to sell, pledge or otherwise dispose of any Lock-Up Securities, or enter into a transaction which would have the same effect, or (ii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in (i) or (ii) is to be settled by delivery of the ordinary shares, ADSs or such other securities, in cash or otherwise, or (iii) publicly disclose the intention to make any such offer, sale, contract to sell, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, or (iv) make any demand for or exercise any right with respect to, the registration of any Lock-Up Securities. The foregoing restricting shall not apply to the ADSs to be sold by Sohu.com (Game) Limited in this offering. Notwithstanding the foregoing, in the event that either (1) during the last 17 days of the 180-day lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day lock-up period, then in either case the 180-day lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

The representatives have no present intent or understandings, tacit or explicit, to release these restrictions before the expiration of such 180-day lock-up period. Any release by the representatives of any lock-up agreement is considered on a case by case basis. Factors the representatives may consider in determining whether to release securities subject to a lock-up agreement include, but are not limited to, the length of time before the lock-up agreement expires, the number of securities involved, the reasons for the requested release, market conditions, the trading price of our ADSs, historical trading volumes of our ADSs and whether the person seeking the release is our officer, director or other affiliate.

Rule 144

In general, under Rule 144, a person or entity that has beneficially owned our ordinary shares, in the form of ADSs or otherwise, for at least six months and is not our “affiliate” will be entitled to sell our ordinary shares, including ADSs, subject only to the availability of current public information about us, and will be entitled to sell shares held for at least one year without restriction. A person or entity that is our “affiliate” (for so long as we are controlled by Sohu, our “affiliates” will include Sohu and its subsidiaries which it controls, and our directors and executive officers) and has beneficially owned our ordinary shares for at least six months, will be able to sell, within a rolling three month period, the number of ordinary shares that does not exceed the greater of the following:

(i)	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 1,025,000 ordinary shares immediately after this offering; and

(ii)	the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, on the NASDAQ Global Select Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales by affiliates under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

TAXATION

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not discuss all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under United States state, local and other tax laws. Based on the facts and subject to the limitations set forth herein, the statements of law and legal conclusions under the caption “—United States Federal Income Taxation” constitute the opinion of Goulston & Storrs, P.C., our United States counsel, as to material United States federal income tax consequences of an investment in the ADSs or Class A ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

PRC taxation of us and our corporate group

We are a holding company incorporated in the Cayman Islands, which indirectly holds, through Changyou.com HK Limited, or Changyou HK, our equity interest in AmazGame, our subsidiary in the PRC. Our business operations are principally conducted through AmazGame and Gamease, our VIE controlled by AmazGame. The New CIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. As Changyou HK is a Hong Kong company and owns 100% of AmazGame, under the aforesaid arrangement, any dividends that AmazGame pays Changyou HK will likely be subject to a withholding tax at the rate of 5% if Changyou HK and we are not considered to be PRC tax resident enterprises as described below.

Under the New CIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. A substantial majority of the members of our management team as well as the management team of Changyou HK are located in China. If we or Changyou HK is considered as a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

PRC taxation of our overseas shareholders

The implementation rules of the New CIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New CIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we and Changyou HK are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as

China-sourced income and as a result become subject to PRC withholding tax at the rate up to 10%. See “Risk Factors—There are significant uncertainties under the new corporate income tax law of the PRC, or the New CIT Law, which became effective on January 1, 2008, regarding our PRC enterprise income tax liabilities, such as tax on dividends paid to us by our PRC subsidiary. The New CIT Law also contains uncertainties regarding possible PRC withholding tax on dividends we pay to our overseas shareholders and gains realized from the transfer of our shares by our overseas shareholders.”

United States Federal Income Taxation

The following is a general summary of the material United States federal income tax considerations related to the purchase, ownership and disposition of our ADSs or Class A ordinary shares by U.S. Holders (as defined below). This summary applies only to U.S. Holders that hold the ADSs or Class A ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not describe all of the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting shares; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

U.S. Holders are urged to consult their tax advisors about the application of the United States federal tax rules to their particular circumstances as well as the state, local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or Class A ordinary shares.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or Class A ordinary shares and you are, for United States federal income tax purposes,

•	a citizen or individual resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) organized under the laws of the United States, any state or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or Class A ordinary shares, your tax treatment depends on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the Deposit Agreement are true and that the obligations in the Deposit Agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you will be treated as the holder of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are pre-released may be taking actions that are inconsistent with the claiming, by U.S. holders of American depositary shares, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders, as described below. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. holders could be affected by future actions that may be taken by parties to whom ADSs are pre-released.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of our distributions to you with respect to the ADSs or Class A ordinary shares including any amount withheld in respect of PRC taxes generally will be included in your gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of Class A ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). To the extent, if any, that the amount of any such distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in the ADSs or the Class A ordinary shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such ADSs or Class A ordinary shares) and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. holder should expect that a distribution generally will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other United States corporations.

With respect to certain non-corporate U.S. holders including individual U.S. holders, for taxable years beginning before January 1, 2011, dividends may be taxed at a capital gains rate applicable to “qualified dividend income” provided that (1) the ADSs or Class A ordinary shares are readily tradable on an established securities market in the United States, (2) we are not treated as a passive foreign investment company with respect to the U.S. holder (as discussed below) for our taxable year in which the dividend was paid and we were not a passive foreign investment company in the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common or Class A ordinary shares, or ADSs representing such shares, will be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as our ADSs will be effective on the date of this prospectus. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares. For foreign tax credit purposes, dividends paid on our common shares will generally constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.”

If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or Class A ordinary shares, subject to certain conditions and limitations, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, such PRC withholding taxes will be treated as foreign taxes eligible for credit against your United States federal income tax liability. The rules governing foreign tax credits are complex and, therefore, you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as United States source income (or loss, in the case of losses, subject to certain limitations).

As described above under “Taxation—PRC Taxation,” any gain from the disposition of our ADSs or Class A ordinary shares may be subject to PRC withholding tax. In such event, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. You should consult your tax advisor regarding your eligibility for benefits under the income tax treaty between the United States and the PRC and your ability to credit any PRC tax withheld in respect of a sale of our ADSs or Class A ordinary shares against your United States federal income tax liability.

Passive Foreign Investment Company

We expect that we will not be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our current taxable year ended December 31, 2009. Our expectation is based on our current and anticipated operations and composition of our earnings and assets for the 2009 taxable year, including the current and expected valuation of our assets (including goodwill) based on the expected price of our ADSs in the offering. However, because we currently hold, and expect to continue to hold following this offering, a substantial amount of cash and the value of our other assets may be based in part on the market price of our ADSs, which is likely to fluctuate after this offering (and may fluctuate considerably given that market prices of Internet and online game companies historically have been especially volatile), our PFIC status may depend in large part on the market price of our ADS. Accordingly, fluctuations in the market price of the ADSs may result in our being a PFIC for any taxable year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. Furthermore, it is not entirely clear how the contractual arrangements between us and our consolidated variable interest entity will be treated for purposes of the PFIC rules. Also our actual PFIC status for any taxable year will depend upon the character of our income and assets and the value of our assets for such year, which will not be determinable until after the close of the taxable year. Accordingly, there is no guarantee that we will not be a PFIC for any taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year, Goulston & Storrs, P.C., our special U.S. counsel, expresses no opinion with respect to our PFIC status for any taxable year.

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”), or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change.

If we are a PFIC for any taxable year during which you hold ADSs or Class A ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Class A ordinary shares, unless you make a “mark-to-market” election as discussed below. For purpose of these special rules, if we are a PFIC for any year during which you hold ADSs or Class A ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADS or Class A ordinary shares. Under certain attribution rules, if we are a PFIC, you will be deemed to own your proportionate share of any subsidiaries or other entities which are PFICs in which we hold (directly or indirectly through other PFICs) an equity interest (“subsidiary PFICs”), and will generally be treated for purposes of the PFIC rules as if you directly held the shares of such subsidiary PFICs.

Under these special rules, distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such taxable year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or Class A ordinary shares cannot be treated as capital, even if you hold the ADSs or Class A ordinary shares as capital assets. You will be subject to the same United States federal income tax rules as described above on indirect or constructive distributions you are deemed to receive on shares of a subsidiary PFIC and on indirect or constructive dispositions of shares of subsidiary PFICs.

Alternatively, a U.S. holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. A mark-to-market election will not be available, however, with respect to any subsidiary PFICs. If you make a mark-to-market election for the ADSs or Class A ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or Class A ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or Class A ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or Class A ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or Class A ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or Class A ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or Class A ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or Class A ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or Class A ordinary shares. Your basis in the ADSs or Class A ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply). The basis adjustment and income or loss inclusion described here under this alternate mark-to-market regime will only apply during years in which we are a PFIC.

The mark-to-market election will only be available for “marketable stock” which is stock that is traded in more than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed and regularly traded on the NASDAQ Global Select Market, which is a qualified exchange for these purposes, and, consequently, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC.

A third alternative taxation regime which may be available to some U.S. investors in PFICs, known as the “qualified electing fund” (QEF) treatment, will not be available to U.S. Holders of our ADSs or Class A ordinary shares. This is because QEF treatment requires the PFIC to supply annually certain information to U.S. holders of ADSs or Class A ordinary shares, and we will not be supplying such information.

If you hold ADSs or Class A ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or Class A ordinary shares and any gain realized on the disposition of the ADSs or Class A ordinary shares. In addition, if we are a PFIC for a taxable year in which we pay a dividend, or for the prior taxable year, the lower applicable capital gains rate discussed above with respect to dividends paid to certain non-corporate U.S. holders would not apply.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or Class A ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or Class A ordinary shares and proceeds from the sale, exchange or redemption of ADSs or Class A ordinary shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated April 1, 2009, the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and we and the selling shareholder, Sohu.com (Game) Limited, have agreed to sell to them, the number of ADSs indicated in the table below.

Underwriters	Number of ADSs
Credit Suisse Securities (USA) LLC	2,231,486
Credit Suisse (Hong Kong) Limited	656,013
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,405,369
Merrill Lynch Far East Limited	707,131
Citigroup Global Markets Inc.	869,410
Citigroup Global Markets Limited	255,590
Susquehanna Financial Group, LLLP	375,001

Total	7,500,000

Of the ADSs listed in the above table, 3,750,000 ADSs are offered by us and 3,750,000 ADSs are offered by the selling shareholder.

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

The representatives have advised us that the underwriters propose initially to offer the ADSs to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.672 per ADS. No further discount will be allowed to dealers or re-allowed by dealers to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

Sohu.com (Game) Limited, the selling shareholder, has granted to the underwriters an option to purchase up to 1,125,000 additional ADSs at the initial public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option within 30 days from the date of this prospectus solely to cover over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. If the underwriters exercise this over-allotment option, each will be obligated, subject to certain conditions contained in the underwriting agreement, to purchase the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the above table bears to the total number of ADSs listed in the above table.

The following table shows the per ADS and total underwriting discounts and commissions to be paid by us and the selling shareholder in connection with this offering, assuming both no exercise or full exercise of the underwriters’ over-allotment option. The underwriting discounts and commissions were determined by negotiations among us, the selling shareholder and the representatives and are a percentage of the offering price to the public. Among the factors considered in determining the discounts and commissions were the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

Underwriting Discounts and Commissions	No Exercise	Full Exercise
Per ADS	$1.12	$1.12
Total by the Company	$4,200,000	$4,200,000
Total by the selling shareholder	$4,200,000	$5,460,000

We have agreed to pay all fees and expenses incurred by us in connection with this offering, and the selling shareholder has agreed to pay certain costs and expenses incidental to the performance of the selling shareholder’s obligations under the underwriting agreement. The representatives have agreed to pay for the expenses, up to $350,000, that we may incur in connection with non-deal road shows that we may conduct in the future.

We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

We have agreed that for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives, we will not, (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of our ordinary shares or ADSs, or any securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, or the Lock-Up Securities, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase the Lock-Up Securities, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of the Lock-Up Securities, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in the Lock-Up Securities within the meaning of Section 16 of the Exchange Act, or (v) file with the Commission a registration statement under the Securities Act relating to the Lock-Up Securities, or publicly disclose the intention to take any such action. The foregoing restrictions do not apply to (A) the issuance of the Class A ordinary shares represented by the ADSs to be sold in this offering and the sale of such ADSs; (B) the grant of employee stock options or restricted share units pursuant to the terms of our 2008 Share Incentive Plan; or (C) the issuance of ordinary shares upon the vesting of restricted share units outstanding as of the date of this prospectus. Notwithstanding the foregoing, in the event that either (1) during the last 17 days of the 180-day lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day lock-up period, then in either case the 180-day lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Each of our directors, officers and existing shareholders have agreed that, for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives, it will not, (i) offer, sell, contract to sell, pledge or otherwise dispose of any Lock-Up Securities, or enter into a transaction which would have the same effect, or (ii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in (i) or (ii) is to be settled by delivery of the ordinary shares, ADSs or such other securities, in cash or otherwise, or (iii) publicly disclose the intention to make any such offer, sale, contract to sell, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, or (iv) make any demand for or exercise any right with respect to, the registration of any Lock-Up Securities. The foregoing restricting shall not apply to the ADSs to be sold by Sohu.com (Game) Limited in this offering. Notwithstanding the foregoing, in the event that either (1) during the last 17 days of the 180-day lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day lock-up period, then in either case the 180-day lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

The representatives have no present intent or understandings, tacit or explicit, to release these restrictions before the expiration of such 180-day lock-up period.

We have applied to list our ADSs on the NASDAQ Global Select Market under the symbol “CYOU.”

Before this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined through negotiations among Sohu, us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price were:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we operate;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues; and

•	the present state of our development.

An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

The underwriters have informed us that they do not expect to sell in the aggregate more than 5% of the offered ADSs to accounts over which they exercise discretionary authority.

Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representatives, or any person acting for them, on behalf of the underwriters, may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing ADSs in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discounts received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the representatives will be facilitating Internet distribution for this offering to certain of their respective Internet subscription customers. An electronic prospectus may be made available on the Internet web site maintained by one or more of the representatives. Other than the prospectus in electronic format, the information contained on, or that may be accessed through, the web site of any of the representatives is not part of this prospectus.

Credit Suisse Securities (USA) LLC’s address is Eleven Madison Avenue, New York, New York 10010-3629, U.S.A.; Credit Suisse (Hong Kong) Limited’s address is 45th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong; Merrill Lynch, Pierce, Fenner & Smith Incorporated’s address is 4 World Financial Center, 250 Vesey Street, New York, New York 10080, U.S.A.; Merrill Lynch Far East Limited’s address is 15th Floor, Citibank Tower, 3 Garden Road, Central, Hong Kong; Citigroup Global Markets Inc.’s address is 388 Greenwich Street, New York, New York 10013, U.S.A.; Citigroup Global Markets Limited’s address is Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB, United Kingdom; Susquehanna Financial Group, LLLP’s address is 401 City Avenue, Suite 220, Bala Cynwyd, Pennsylvania 19004, U.S.A.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs. This prospectus does not constitute an offer of, or an invitation by or on behalf of, us or the underwriters, to subscribe for or purchase any of the ADSs in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction. The distribution of this prospectus and the offering of the ADSs in certain jurisdictions may be restricted by law, and we and the underwriters require persons into whose possession this prospectus comes to observe such restrictions.

Cayman Islands

No invitation whether directly or indirectly may be made to the public in the Cayman Islands to subscribe for the ADSs.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any ADSs which are the subject of this offering may not be made in that Relevant Member State except that an offer to the public in the Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR43,000,000 and (3) an annual net turnover of more than EUR50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong

This prospectus has not been offered and will not be offered other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong; and the underwriters have not issued and will not issue any advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Kingdom of Saudi Arabia

This prospectus may not be distributed in Saudi Arabia or to any national of Saudi Arabia except in strict compliance with part 5 exempt offers Article 17 of the Offers of Securities Regulations enacted under the laws of Saudi Arabia.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(1) to an institutional investor or to a relevant person, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2) where no consideration is given for the transfer; or

(3) by operation of law.

State of Kuwait

Unless all of the approvals and licenses which are required pursuant to Law No. 31/1990 are obtained from the Kuwait Ministry of Commerce and Industry, no ADSs may be marketed, offered for sale or sold in Kuwait, either directly or indirectly.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows: (1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA), received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of FSMA does not apply; and (2) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ADSs. With the exception of the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the NASDAQ Global Select Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$7,701
FINRA Filing Fee	$14,300
NASDAQ Global Select Market Listing Fee	$100,000
Printing Expenses	$400,000
Legal Fees and Expenses	$1,300,000
Accounting Fees and Expenses	$900,000
Miscellaneous	$1,305,000

Total	$4,027,001

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to United States federal and New York law in connection with this offering will be passed upon for us by Goulston & Storrs, P.C. Certain legal matters as to United States federal and New York law in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Campbells, our counsel as to Cayman Islands law. Legal matters as to Chinese law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by King & Wood.

EXPERTS

Our consolidated financial statements as of December 31, 2006, 2007 and 2008 and for each of the years ended December 31, 2006, 2007 and 2008, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, given on the authority as experts in auditing and accounting. The offices of PricewaterhouseCoopers Zhong Tian CPAs Limited Company are located at 26th Floor, Office Tower A, Beijing Fortune Plaza, 7 Dongsanhuan Zhong Road, Chaoyang District, Beijing 100020, PRC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying Class A ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 has been filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-selling profit-recovery provisions contained in Section 16 of the Exchange Act. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Changyou.com Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive (loss) income, shareholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Changyou.com Limited (the “Company”) and its subsidiaries at December 31, 2006, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, People’s Republic of China

February 13, 2009, except Notes 1c (iii) and 18b and c to which the date is March 17, 2009.

CHANGYOU.COM LIMITED

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except par value)

	As of December 31,
	2006	2007	2008	2008 Pro Forma
				Unaudited
	US$	US$	US$	US$
Assets
Current assets:
Cash and bank deposits	1,547	15,419	134,439	134,439
Accounts receivable	11	93	1,019	1,019
Prepaid and other current assets	17	39	22,187	22,187
Due from Sohu	—	8,835	8,535	8,535

Total current assets	1,575	24,386	166,180	166,180

Non-current assets:
Investment in an associate	1,296	—	—	—
Fixed assets, net	920	5,061	9,260	9,260
Intangible assets, net	1	87	57	57
Other assets, net	158	592	1,159	1,159

Total assets	3,950	30,126	176,656	176,656

Liabilities and shareholders’ equity
Current liabilities:
Receipts in advance and deferred revenue	1,036	8,173	20,703	20,703
Accrued liabilities	737	3,974	22,834	22,834
Tax payables	175	1,089	9,163	9,163
Short-term loan from Sohu	—	4,950	8,450	8,450
Due to Sohu	—	21,682	10,812	10,812
Dividend payable	—	—	—	96,800

Total current liabilities	1,948	39,868	71,962	168,762

Commitments and contingencies (Note 16)

Shareholders’ equity (deficit):
Class A ordinary shares par value $0.01, 200,000 authorized, nil issued and outstanding at December 31, 2006, 2007 and 2008	—	—	—	—
Class B ordinary shares par value $0.01, 97,740 authorized, 95,000 issued and outstanding at December 31, 2006, 2007 and 2008	950	950	950	950
Additional paid-in capital (Distribution in excess of additional paid-in capital)	7,459	(9,436)	(4,059)	(4,059)
Statutory reserves	—	458	5,748	5,748
Receivables from shareholders	—	—	(30)	(30)
(Accumulated deficit) Retained earnings	(6,083)	(1,242)	101,454	4,654
Accumulated other comprehensive (loss) income	(324)	(472)	631	631

Total shareholders’ equity (deficit)	2,002	(9,742)	104,694	7,894

Total liabilities and shareholders’ equity	3,950	30,126	176,656	176,656

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands, except per share data)

	For the Year Ended
	2006	2007	2008
	US$	US$	US$
Revenues
Game operations revenues	8,525	41,751	194,607
Overseas licensing revenues	—	345	7,238

Total revenues	8,525	42,096	201,845
Cost of revenues
(including $1,761 in 2006, $949 in 2007, and $nil in 2008 to a related party)	3,895	7,317	14,633

Gross profit	4,630	34,779	187,212
Operating expenses:
Product development	1,957	6,738	23,862
Sales and marketing	1,798	19,851	38,917
General and administrative	876	2,992	9,053

Total operating expenses	4,631	29,581	71,832

Operating (loss) profit	(1)	5,198	115,380
Investment income from an associate	151	9	—
Gain on disposal of investment in an associate	—	561	—
Interest expense	—	(61)	(245)
Interest income and foreign currency exchange gain	20	44	1,235
Other expense	—	—	(278)

Income before income tax expense	170	5,751	116,092
Income tax expense	161	452	8,106

Net income	9	5,299	107,986

Other comprehensive (loss) income
Foreign currency translation adjustment	(195)	(148)	1,103
Net income	9	5,299	107,986

Comprehensive (loss) income	(186)	5,151	109,089

Basic net income per share	0.00	0.06	1.14
Shares used in computing basic net income per share	95,000	95,000	95,000
Diluted net income per share	0.00	0.06	1.14
Shares used in computing diluted net income per share	95,000	95,000	95,000

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands)

	Class B Ordinary shares		Additional paid-in Capital (Distribution in excess of additional paid-in capital)	Receivables from shareholders	Statutory reserves	(Accumulated deficit) Retained earnings	Accumulated other comprehensive (loss) income	Total shareholders’ equity (deficit)
	Shares	Amount
		US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2006	95,000	950	5,298	—	—	(6,092)	(129)	27
Share-based compensation allocated from Sohu		—	389	—	—	—	—	389
Contribution from Sohu		—	1,772	—	—	—	—	1,772
Foreign currency translation adjustment		—	—	—	—	—	(195)	(195)
Net income		—	—	—	—	9	—	9

Balance as of December 31, 2006	95,000	950	7,459	—	—	(6,083)	(324)	2,002

Share-based compensation allocated from Sohu		—	443	—	—	—	—	443
Distribution to Sohu		—	(17,388)	—	—	—	—	(17,388)
Issuance of ordinary shares		—	50	—	—	—	—	50
Appropriation to statutory reserves		—	—	—	458	(458)	—	—
Foreign currency translation adjustment		—	—	—	—	—	(148)	(148)
Net income		—	—	—	—	5,299	—	5,299

Balance as of December 31, 2007	95,000	950	(9,436)	—	458	(1,242)	(472)	(9,742)

Due from shareholder for issuance of ordinary shares		—	30	(30)	—	—	—	—
Share-based compensation		—	4,752	—	—	—	—	4,752
Share-based compensation allocated from Sohu		—	595	—	—	—	—	595
Appropriation to statutory reserves		—	—	—	5,290	(5,290)	—	—
Foreign currency translation adjustment		—	—	—	—	—	1,103	1,103
Net income		—	—	—	—	107,986	—	107,986

Balance as of December 31, 2008	95,000	950	(4,059)	(30)	5,748	101,454	631	104,694

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In thousands)

	For the Year Ended December 31,
	2006	2007	2008
	US$	US$	US$
Cash flows from operating activities:
Net income	9	5,299	107,986
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	190	852	2,366
Amortization of intangible assets and other assets	68	71	283
Share-based compensation allocated from Sohu	389	443	595
Share-based compensation expense	—	—	4,752
Expenses allocated from Sohu	1,443	15,926	—
Investment income from an associate	(151)	(9)	—
Gain on disposal of investment in an associate	—	(561)	—
Deferred tax assets	—	—	(237)
Changes in current assets and liabilities:
Accounts receivable	(11)	(82)	(926)
Prepaid and other current assets	66	(22)	(20,253)
Due from Sohu	—	(8,835)	300
Receipts in advance and deferred revenue	(492)	7,137	12,530
Due to Sohu	—	11,794	(229)
Accrued liabilities	43	2,585	18,675
Tax payables	94	914	8,074

Net cash provided by operating activities	1,648	35,512	133,916

Cash flows from investing activities:
Proceeds from disposal of interest in an associate	—	1,731	—
Purchase of fixed assets	(733)	(4,341)	(7,305)
Purchase of other assets	—	(505)	(501)

Net cash used in investing activities	(733)	(3,115)	(7,806)

Cash flows from financing activities:
Short-term loan from Sohu	—	4,950	3,500
Issuance of ordinary shares	—	50	—
Net contribution from (distribution to) Sohu	329	(23,426)	—
Deemed dividend paid to Sohu	—	—	(9,888)
Other cash payments relating to financing activities	—	—	(917)

Net cash provided by (used in) financing activities	329	(18,426)	(7,305)

Effect of exchange rate changes on cash and cash equivalents	(219)	(99)	215

Net increase in cash and cash equivalents	1,025	13,872	119,020
Cash and cash equivalents, beginning of year	522	1,547	15,419

Cash and cash equivalents, end of year	1,547	15,419	134,439

Supplemental disclosures of cash flow
Cash paid for income taxes	(59)	(140)	(3,607)
Non-cash activities:
Transfer of Sohu’s MMORPG assets and operations, net of associated liabilities assumed upon Reorganization	—	9,888	—

The accompanying notes are an integral part of these consolidated financial statements.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

1. NATURE OF OPERATIONS AND REORGANIZATION

a. Nature of operations

Changyou.com Limited (formerly known as TL Age Limited, hereafter, the “Company” or “Changyou”), is principally engaged in the development, operation and licensing of client-end installed massively multi-player online role-playing games (“MMORPGs”). The Company’s operations and geographic market are principally in the People’s Republic of China (the “PRC”).

b. Reorganization

Changyou is an exempted company with limited liability incorporated in the Cayman Islands on August 6, 2007 in connection with a group reorganization (the “Reorganization”) of Sohu.com Inc. (“Sohu.com”), the Company’s ultimate parent company. Sohu.com Inc., its subsidiaries and variable interest entities (“VIEs”) are collectively referred to as Sohu, which excludes the Company, its subsidiaries and VIE, as described below. The Reorganization was effected in connection with a contemplated initial public offering (the “offering”) of the Company on the NASDAQ Global Select Market. Upon incorporation, the Company had authorized, issued and outstanding share capital of $50,000 consisting of 50,000 ordinary shares with a par value of $1.00 each. As of December 31, 2007, the Company was wholly owned by Sohu.com Limited and effectively 100% owned by Sohu.com.

To effect the Reorganization, the following companies were established in 2007:

(1)	Changyou

(2)	Changyou.com (HK) Limited (formerly known as TL Age Hong Kong Limited, hereafter “Changyou HK”), a wholly-owned subsidiary of the Company. Changyou HK was incorporated in Hong Kong on August 13, 2007.

(3)	Beijing AmazGame Age Internet Technology Co., Ltd., (“AmazGame”), a wholly foreign-owned enterprise of Changyou HK. AmazGame was incorporated in the PRC on September 26, 2007. (Changyou HK and AmazGame hereafter, together, the “Subsidiaries”).

(4)	Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease”), a variable interest entity of the Company. Gamease was incorporated in PRC on August 23, 2007.

The Company, Changyou HK, AmazGame and Gamease are collectively referred to as the Group.

As part of the Reorganization, the Company established AmazGame as a wholly foreign-owned enterprise and AmazGame entered into a series of agreements with Gamease and its equity owners. The Company is the primary beneficiary of Gamease through AmazGame’s contractual arrangements with Gamease. Accordingly, the Company has consolidated Gamease’s results of operations, assets and liabilities in the Company’s financial statements pursuant to accounting principles generally accepted in the United States of America ( “US GAAP”) (See Note 3).

Prior to the establishment of the Group, the operation and licensing of MMORPGs were carried out by various companies owned or controlled by Sohu.com (the “Predecessor Operations”). In connection with the

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

Reorganization, the Predecessor Operations, which include all operating assets and liabilities relating to the operation of MMORPGs, were transferred to the Group with legal effect as of December 1, 2007 and are reflected in the statement of cash flows as a non-cash item in 2007.

Since the Group and the Predecessor Operations are under common control, for dates that are, and periods that ended, prior to December 1, 2007 the accompanying consolidated financial statements include the assets, liabilities, revenues, expenses and cash flows that were directly attributable to the Predecessor Operations. The assets and liabilities have been stated at historical carrying amounts. In addition, the accompanying consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented.

In cases involving assets and liabilities not specifically identifiable to any particular operation of Sohu, only those assets and liabilities related to the MMORPG operations are included in the Group’s consolidated balance sheet. The Group’s statement of operations includes all the related costs of MMORPG operations including an allocation of certain general corporate expenses of Sohu which are not directly related to MMORPG operations. These general corporate expenses consist primarily of shared corporate marketing expenses, share-based compensation of senior management and shared services of management including finance, legal, technology, human resources and internal audit. These allocations were made using a proportional cost allocation methodology and were based on revenues, number of employees and number of servers attributable to the Group. Generally, shared services of human resources were allocated to the Group based on the Group’s headcount as a proportion of total headcount in the Sohu Group; shared services of technology were allocated based on the Group’s usage of servers as a proportion of total servers of the Sohu Group; and shared corporate marketing expenses, share-based compensation of senior management and other shared services were allocated based on the Group’s revenues as a proportion of total revenues of the Sohu Group. Management believes these allocations are reasonable. Total corporate marketing and general administrative expenses allocated from Sohu are $1,261,000, $3,923,000 and $11,321,000 for the year ended 2006, 2007 and 2008, respectively. The Group’s statements of operations also include the sales and marketing expenses and other costs for those services provided by Sohu which were $571,000, $14,551,000 and $19,260,000 for the year ended 2006, 2007 and 2008, respectively. The transactions are measured, after making reference to similar transactions with third parties, at the amount of consideration established and agreed to by the related parties. Interest expenses charged from Sohu are $nil, $61,000, and $245,000 for the year ended 2006, 2007 and 2008, respectively. However, while the expenses allocated to the Group for these items are not necessarily indicative of the expenses that would have been incurred if the Group had been a separate, independent entity, the Company does not believe that there is any significant difference between the nature and amount of these allocated expenses and the expenses that would have been incurred if the Group had been a separate, stand-alone entity. Prior to December 1, 2007, general corporate expenses allocated from Sohu and sales and marketing expenses and other costs charged from Sohu are accounted through equity in Additional paid-in capital as a capital contribution. Income tax liability is calculated based on a separate return basis as if the Group had filed a separate tax return.

c. Share Split and Issuances

(i)            In May 2008, the Company effected a share split of each $1.00 par value share into 100 shares of $0.01 par value each, resulting in 5,000,000 ordinary shares authorized, issued and outstanding.

In May 2008, the Company’s authorized share capital was increased from 5,000,000 to 10,000,000 ordinary shares with a par value of $0.01 per ordinary share, and in June 2008 the Company issued to Sohu.com (Game) Limited an additional 3,500,000 ordinary shares, such that Sohu.com (Game) Limited then held an aggregate of 8,500,000 ordinary shares, then representing 100% of the outstanding share capital of the Company.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(ii)           In December 2008, the Company effected the following transactions: (a) Sohu.com (Game) Limited transferred 8,500,000 ordinary shares to the Company for cancellation; (b) the Company increased its authorized ordinary shares from 10,000,000 to 109,774,000 ordinary shares, par value $0.01 per share, with 100,000,000 of such shares designated as Class A ordinary shares and 9,774,000 of such shares designated as Class B ordinary shares; and (c) the Company issued 8,000,000 Class B ordinary shares to Sohu.com (Game) Limited.

(iii)           On March 16, 2009, the Company increased its authorized ordinary shares from 109,774,000 to 297,740,000 ordinary shares, par value $0.01 per share, with 200,000,000 of such shares designated as Class A ordinary shares and 97,740,000 of such shares designated as Class B ordinary shares and effected a ten-for-one split of outstanding Class B ordinary shares by way of a bonus share issuance of nine Class B ordinary shares for each Class B ordinary share then outstanding.

The impact of the share splits and issuances is accounted for retroactively in the periods presented herein.

2. VARIABLE INTEREST ENTITIES

PRC laws and regulations prohibit or restrict foreign ownership of companies that operate online games and internet content services. Consequently, the Group operates its MMORPG businesses through its VIE, Gamease. Gamease holds the licenses and approvals to operate online games in the PRC. The VIE is directly owned by the Company’s Chief Executive Officer (“CEO”) and a Changyou employee. Capital for Gamease is funded by the Company through loans provided to the Company’s CEO and the Changyou employee, and is initially recorded as loans to related parties. These loans are eliminated for accounting purposes with the capital of Gamease during consolidation. For the Predecessor Operations, a similar arrangement was also made for the Sohu entities that the Predecessor Operations comprised.

Under contractual agreements with the Company, the CEO and the Changyou employee who are shareholders of Gamease are required to transfer their ownership in Gamease to the Company, if permitted by PRC laws and regulations, or, if not so permitted, to designees of the Company at any time to repay the loans outstanding. All voting rights of Gamease are assigned to the Company; the Company has the right to designate all directors and senior management personnel of Gamease. The Company’s CEO and the Changyou employee have pledged their shares in Gamease as collateral for the loans. As of December 31, 2008, the aggregate amount of these loans was $1,463,000.

The Group has adopted Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46(R) “Consolidated Variable Interest Entities—an interpretation of ARB No. 51” (“FIN 46(R)”), which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity. Management evaluated the relationships between the Company, AmazGame and Gamease and through the economic benefit flow of the above contractual arrangements, the AmazGame has obtained 100% of the shareholders’ voting interests in the Gamease. The Group concluded that the Gamease is a variable interest entity of the Company, of which the Company is the primary beneficiary. As a result, the Gamease’s results of operation, assets and liabilities have been included in the Group’s consolidated financial statements.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation and consolidation

The consolidated financial statements have been prepared on a historical cost basis to reflect the financial position and results of operations of the Company in accordance with U.S. GAAP and on a going concern basis.

The consolidated financial statements include the financial statements of the Company and its controlled operating entities including the subsidiaries and the variable interest entity. All inter-company balances and transactions within the Group have been eliminated on consolidation.

b. Use of estimates

The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Significant judgments and estimates include accounting for revenues, determination of share-based compensation expense, assessment of income tax and valuation allowance against deferred tax assets, assessment of impairment for intangible assets, fixed assets and other assets and determination of functional currencies, which represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

c. Associates

Associates are entities over which the Company has significant influence, but which it does not control. Investments in associates are accounted for by the equity method of accounting. Under this method, the Company’s share of the post-acquisition profits or losses of associates is recognized in the income statement and its share of post-acquisition movements in reserves is recognized in reserves. When the Company’s share of losses in an associate equals or exceeds its interest in the associates, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the associates.

d. Cash and cash equivalents

Cash and cash equivalents consists of cash and bank deposits with an original maturity of three months or less that are placed with banks.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

e. Fixed assets and depreciation

Fixed assets, comprising computer equipment (including servers) and leasehold improvements, are stated at cost less accumulated depreciation and impairment. Fixed assets are depreciated at rates sufficient to write off their costs less impairment, if any, over the estimated useful lives of the assets on a straight-line basis, with no residual value. The estimated useful lives are as follows:

Estimated useful life
Computer equipment (including servers)	4 years

Leasehold improvements	Lesser of term of the lease or the estimated useful lives of the assets

Expenditure for maintenance and repairs is expensed as incurred.

The gain or loss on the disposal of fixed assets is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of operations.

f. Intangible assets

Intangible assets, comprising source codes, computer software purchased from unrelated third parties and other finite-lived intangible assets which are separable from the fixed assets, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets. The weighted average amortization period for intangible assets is three years, two years and eight years for the years ended December 31, 2006, 2007 and 2008, respectively.

g. Copyrights

Copyrights purchased from unrelated third parties are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the contract period or estimated useful lives of the copyrights, whichever is shorter. Copyrights are recorded in other non-current assets.

h. Impairment of long-lived assets and intangible assets

The carrying amounts of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

i. Foreign currency translation

The Company’s functional and reporting currency is the United States dollar (“U.S. dollar”). The functional currency of the Company’s subsidiary in Hong Kong is the U.S. dollar while the Company’s subsidiary and VIE in China is the Renminbi (“RMB”). Accordingly, assets and liabilities of the China subsidiaries are translated at the current exchange rate in effect at the balance sheet date, and revenues and

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

expenses are translated at the average exchange rates in effect during the reporting period to U.S. dollar. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income in the consolidated statements of shareholders’ equity for the years presented.

Foreign currency transactions are translated at the applicable rates quoted by the People’s Bank of China (“PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Gains and losses resulting from foreign currency re-measurement are included in the consolidated statements of operations.

j. Revenue recognition

Game operations revenues

The Group earns revenue through providing MMORPGs to players pursuant to item-based revenue model. Under the item-based model, the basic game play functions are free of charge and players are charged for purchases of in-game virtual items. Prior to December 2006, the MMORPGs were operated under the time-based revenue model, whereby players are charged based on the time they spend playing games.

Game operations revenues are collected by Gamease through sale of the Group’s prepaid cards which it sells in both virtual and physical forms to third-party distributors.

For games which use the item-based revenue model, proceeds from sale of prepaid cards are deferred when received and revenue is recognized over the estimated lives of the virtual items purchased or as the virtual items are consumed. If different assumptions were used in deriving the estimated lives of the virtual items, the timing in which the Company records its revenues will be impacted. For games which use the time-based revenue model, the proceeds from sale of prepaid cards from distributors are deferred when received and revenue is recognized based upon the actual usage of time units by the game players.

The revenues are recorded net of business tax, discounts and rebates to distributors.

Under both the item-based and the time-based revenue models, proceeds received from sales of prepaid cards are initially recorded as receipts in advance from customers, and upon activation or charge of the prepaid cards, transferred from receipts in advance from customers to deferred revenues. As we do not have control of and generally do not know, the ultimate selling price of the prepaid cards sold by the distributors, net proceeds from distributors form the basis of revenue recognition.

Prepaid cards will expire two years after the date of card production if they have never been activated. The proceeds from the expired game cards are recognized as revenue upon expiration of cards.

In contrast, once the prepaid cards are activated and credited to a player’s personal game account, they will not expire as long as the personal game account remains active. The Group is entitled to suspend and close a player’s personal game account if it has been inactive for a period of 180 consecutive days. The unused balances in an inactive player’s personal game account are recognized as revenues when the account is suspended and closed.

For the years ended December 2006, 2007 and 2008, the Group recognized revenues in connection with expired un-activated prepaid cards and unused balances of activated prepaid cards in an inactive account amounting to approximately $380,000, $150,000 and $173,000, respectively.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

Overseas licensing revenue

The Group enters into licensing arrangements with overseas licensees to operate the Group’s MMORPGs in other countries or territories. These licensing agreements provided for two revenue streams, namely an initial license fee and a monthly revenue-based royalty fee based on monthly revenue and sales from ancillary products of the games. The initial license fee is based on both a fixed amount and additional amount receivable upon achieving certain sales targets. Since the Group is obligated to provide post-sales services such as technical support and provision of updates and when-and-if-available upgrades to the licensees during the license period, the initial license fee from the licensing arrangement is recognized as revenue ratably over the license period. The fixed amount of the initial license fee is recognized ratably over the remaining license period from the launch of the game and the additional amount is recognized ratably over the remaining license period from the date such additional amount is certain. The monthly revenue-based royalty fee is recognized when earned, provided that collectability is reasonably assured.

k. Deferred revenue

For game operations revenue, deferred revenue represents monies received from distributors and activated or charged to their respective personal game accounts by players, but which have not been consumed by the players or expired. For overseas licensing revenue, deferred revenue represents the unamortized balance of initial license fees paid by overseas licensees.

l. Cost of revenues

Cost of revenues consists of salaries and benefits, revenue-based royalty payments to the game developers, bandwidth leasing charges, amortization of licensing fees, depreciation expenses, business tax and value-added tax that AmazGame pays on the revenue it derives from its contractual arrangements with Gamease, and other direct costs.

m. Product development expenses

Costs incurred for the development of MMORPGs prior to the establishment of technological feasibility and costs incurred for maintenance after the MMORPGs are available for marketing are expensed when incurred and are included in product development expenses.

n. Government Grant

A government grant is recognized when the grant is received and the relevant requirements have been complied with. When the grant relates to an expense item, it is recognized as a reduction of the related expenses when the expenses are incurred and once the Company has the approval from the government. The Company applied for government grants for certain game software development expenses incurred in 2008. Cash grants receivable recognized as a deduction of product development expense amounted to $427,000 in 2008.

o. Advertising expense

Advertising expenses, which generally represent the cost of promotions to create or stimulate a positive image of the Company or a desire to buy the Company’s products and services, are expensed as incurred.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

Included in sales and marketing expense are advertising costs of $1,020,000, $18,586,000 and $36,886,000, for the year ended December 31, 2006, 2007 and 2008, respectively. Advertising expenses charged from Sohu were $571,000, $14,348,000 and $19,194,000 for the year ended 2006, 2007 and 2008, respectively.

p. Operating leases

In October 2007, the Company started to lease office space under operating lease agreements with original lease periods of five years. Rental expenses are recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease term.

q. Share-based compensation expense

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard 123(R) (“SFAS 123(R)”), which requires all share-based payments to employees and directors, including grants of employee stock options and restricted stock units, to be recognized in the financial statements based on their grant date fair values. The valuation provisions of SFAS 123(R) apply to new awards, to awards granted to employees and directors before the adoption of SFAS 123(R) whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. In March 2005, the United States Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123(R) and the valuation of share-based payments for public companies. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R). Prior to SFAS 123(R), the Company accounted for share-based payments in accordance with Accounting Principles Board Opinions (APB) 25, Accounting for Stock Issued to Employees (“APB 25”), and complied with the disclosure provisions of SFAS 123. In general, compensation cost under APB 25 was recognized based on the difference, if any, between the estimated fair value of common stock and the amount an employee must pay to acquire the stock, as determined on the date the option is granted. Pro forma information was disclosed to illustrate the effect on net income and net income per share if the company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation for the reporting periods.

Under SFAS 123(R), the Company applied the Black-Scholes valuation model in determining the fair value of options granted to employees and directors. Under the transition provisions of SFAS 123(R), the Company recognizes compensation expense on options granted by Sohu prior to the adoption of SFAS 123(R) on an accelerated basis over the requisite service period, which is consistent with the methods the Company adopted when preparing pro forma information under SFAS 123. Restricted stock units are measured based on the fair market value of the underlying stock on the dates of grant. The Company recognizes the relevant share-based compensation expenses on an accelerated basis over the requisite service period.

Under SFAS 123(R), the number of share-based awards for which the service is not expected to be rendered for the requisite period should be estimated, and the related compensation cost not recorded for that number of awards. For pro forma disclosure under SFAS 123, the effect of forfeitures was accounted for only as the forfeitures occurred. The Company applied the modified prospective transition method, and therefore has not restated prior years’ results.

The fair values as of the January 2008 and April 2008 grant dates were determined by relying in part on a report prepared by American Appraisal China Limited, or American Appraisal China. Determining the fair

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

value of the ordinary shares of the Company required complex and subjective judgments regarding its projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made.

Because at the time of the grants the Company’s business was at a different stage of its product life cycle than that of the publicly-listed companies in the online game industry, it was concluded that a market comparison approach would not have been meaningful in determining the fair value of the Company’s ordinary shares. As a result, the Company and American Appraisal China used the income approach/discounted cash flow method to derive the fair values. The Company applied the discounted cash flow, or DCF, analysis based on the Company’s projected cash flow using management’s best estimate as of the respective valuation dates. The projected cash flow estimate included, among other things, an analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. The income approach involves applying appropriate discount rates, based on earnings forecasts, to estimated cash flows. The assumptions the Company used in deriving the fair value of its ordinary shares were consistent with the assumptions used in developing its MMORPG business plan, which included no material changes in the existing political, legal, fiscal and economic conditions in China; its ability to recruit and retain competent management, key personnel and technical staff to support its ongoing operations; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain and subjective. The discount rates reflect the risks the management perceived as being associated with achieving the forecasts and are based on the Company’s estimated cost of capital, which was derived by using the capital asset pricing model, after taking into account systemic risks and company-specific risks. The capital asset pricing model is a model for pricing securities that adds an assumed risk premium rate of return to an assumed risk-free rate of return. Using this method, the Company determined the appropriate discount rates to be 22% as of the January 2008 valuation date and 23% as of the April 2008 valuation date.

The Company also applied a discount for lack of marketability, or DLOM, to reflect the fact that, at the time of the grants, Changyou.com Limited was a closely-held company and there was no public market for its ordinary shares. To determine the discount for lack of marketability, the Company and American Appraisal China used the Black-Scholes option pricing model. Pursuant to the Black-Scholes option pricing model, the Company used the cost of a put option, which can be used to hedge the price change before a privately held share can be sold, as the basis to determine the discount for lack of marketability. Based on the foregoing analysis, the Company used a DLOM of 19% to discount the value of the Changyou’s ordinary shares as of the January 2008 and April 2008 valuation dates. Because there was no evidence to indicate that there would be a disproportionate return between majority and minority shareholders, the Company did not apply a minority discount. As a result, it was concluded that the fair value of Changyou.com Limited as a going concern was $136 million as of the January 2008 valuation date and $198 million as of the April 2008 valuation date. The fair value per ordinary share and restricted share as of the date of the grants made in January 2008 was $1.36 per share. The fair value per ordinary share and restricted share, and per ordinary share underlying each restricted share unit, as of the date of the grants made in April 2008 was $1.98 per share.

The Company’s assumptions were based on historical experience, with consideration to developing expectations about the future. The assumptions used in calculating the fair value of share-based awards and related share-based compensation expenses represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change or different assumptions are used, the Company’s share-based compensation expense could be materially different for any period.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

r. Income taxes

Current income taxes are provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method in accordance with SFAS No. 109, “Income Taxes.” Under this method, deferred income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. The deferred tax assets are reduced by a valuation allowance if it is considered based on available evidence more likely than not that some portion of, or all of the deferred tax assets will not be realized.

s. Uncertain tax positions

The Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), on January 1, 2007. FIN 48 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Company did not have any adjustment to the opening balance of retained earnings as of January 1, 2007 as a result of the implementation of FIN 48. The Company did not have any interest and penalties associated with tax positions and did not have any significant unrecognized uncertain tax positions for the year ended December 31, 2008.

t. Earnings per share

Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of shares issuable upon the exercise of stock options for the purchase of ordinary shares and the settlement of restricted share units and are accounted for using the treasury stock method. Potential ordinary shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded. Earnings per share are computed on Class A ordinary shares and Class B ordinary shares together, because both classes have the same dividend rights and the same participation rights in the Company’s undistributed earnings. For the years ended December 31, 2006, 2007 and 2008, there were no Class A ordinary shares issued and outstanding.

u. Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income (loss), as presented on the accompanying consolidated balance sheets, consists of the cumulative foreign currency translation adjustment.

v. Segment reporting

The Group operates and manages its business as a single segment. As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

w. Recently issued accounting standards

In September 2006, the Financial Accounting Standards Board issued FASB Statement No. 157, Fair Value Measurements (or SFAS 157), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued FSP FAS 157-2, which would delay the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The Company believes there will be no material impact on its financial statements upon adoption of this standard.

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 141 (Revised 2007), Business Combinations (“SFAS 141(R)”). SFAS 141(R) provides additional guidance on improving the relevance, representational faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company believes there will be no material impact on its financial statements upon adoption of this standard.

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for a noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company believes there will be no material impact on its financial statements upon adoption of this standard.

In December 2007, the SEC issued Staff Accounting Bulletin 110 (“SAB 110”). SAB 110 states that the staff will continue to accept, under certain circumstances, the use of the simplified method for estimating the expected term of “plain vanilla” share options in accordance with SFAS 123(R) beyond December 31, 2007. The Company believes there will be no material impact on its financial statements upon adoption of this standard.

In April 2008, the FASB issued Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other applicable accounting literature. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact of FSP FAS 142-3 on its consolidated financial statements.

x. Fair value measurements

On January 1, 2008, the Company adopted the Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” (or SFAS 157) for financial assets and liabilities. As permitted by FASB Staff

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

Position No. FAS 157-2, “Effective Date of FASB Statement No 157,” the Company elected to defer the adoption of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurement. The carrying amount of the Company’s cash approximates their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximates their market value based on their short-term maturities. As of December 31, 2008, the initial adoption of SFAS 157 had no effect on the consolidated results of operations and financial condition.

4. CONCENTRATION OF RISKS

There are no revenues from distributors that individually represent greater than 10% of the total revenues for the years ended December 31, 2006, 2007 and 2008.

Over 90% of the Group’s net revenue for the year ended December 31, 2008 was derived from a single MMORPG, Tian Long Ba Bu, which was launched in May 2007.

A majority of the Group’s sales and expenses transactions are denominated in RMB and a significant portion of the Group’s assets and liabilities is denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of December 31, 2006, 2007 and 2008 substantially all of the Group’s cash were held by major financial institutions located in the PRC, which management believes are of high credit quality.

5. PREPAID AND OTHER CURRENT ASSETS (IN THOUSANDS):

	As of December 31,
	2006	2007	2008
Corporate income tax refund receivables	$—	$—	$18,854
Deferred expenses in relation to initial public offering	—	—	1,740
VAT refund receivables	—	—	879
Others	17	39	714

Total	$17	$39	$22,187

6. INVESTMENT IN AN ASSOCIATE

In August 2004, the Group made an investment of $997,000 in Beijing Pixel Software Technology Co. Ltd. (“Pixel”) to acquire 15% of its equity interest (the “Acquisition”). The Group had the right to appoint one of four members of the board of directors of Pixel. Prior to the disposal of this investment the Group believed that it could exercise significant influence over Pixel’s operations; accordingly, the investment was accounted for under the equity method. During the years ended December 31, 2006 and 2007, the Group recorded a share of profits of $151,000 and $9,000 in the consolidated statements of operations, respectively. In August 2007, the Group disposed of its 15% equity interests in Pixel to the controlling shareholders of Pixel for a gain of $561,000. Accordingly, starting from September 1, 2007, Pixel ceased to be an associate of the Group.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

7. FIXED ASSETS, NET (IN THOUSANDS):

	As of December 31,
	2006	2007	2008
Computer equipment (including servers)	$1,435	$5,512	$9,251
Leasehold improvements	—	916	3,632
Office furniture	—	—	146
Vehicles	—	—	105

Total	1,435	6,428	13,134
Less: accumulated depreciation	(515)	(1,367)	(3,874)

Net book value	$920	$5,061	$9,260

The depreciation expense for fixed assets was $190, $852 and $2,366 for the years ended December 31, 2006, 2007 and 2008, respectively.

8. OTHER ASSETS, NET (IN THOUSANDS):

	As of December 31,
	2006	2007	2008
Copyrights purchased from third parties	$158	$427	$747
Long-term rental deposit	—	165	175
Deferred tax assets	—	—	237

Total	$158	$592	$1,159

9. ACCRUED LIABILITIES (IN THOUSANDS):

	As of December 31,
	2006	2007	2008
Accrued compensation and benefits	$369	$2,590	$17,165
Accrued expense to suppliers	358	1,258	4,974
Others	10	126	695

Total	$737	$3,974	$22,834

10. SHARE-BASED COMPENSATION

Share-based compensation for periods prior to 2008 relates to the options or restricted shares issued by Sohu.com for the employees of Sohu who are part of the Predecessor Operations.

Share-based compensation allocated from Sohu

Sohu’s Stock Incentive Plan

The 2000 Stock Incentive Plan of the Company’s ultimate parent company, Sohu.com, provides for the issuance of stock options and restricted stock units to purchase up to 9,500,000 shares of common stock to qualified employees. The maximum term of any issued stock right is ten years from the grant date.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

In accordance with SFAS 123(R), effective from January 1, 2006, all share-based payments to employees and directors are recognized in the financial statements based on their grant date fair values. The valuation provisions of SFAS 123(R) apply to new awards, to awards granted to employees and directors before the adoption of SFAS 123(R) whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. In March 2005, the SEC issued SAB 107 regarding the SEC’s interpretation of SFAS 123(R) and the valuation of share-based payments for public companies. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

Estimates of fair value are not intended to predict actual future events or the value that ultimately will be realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company under SFAS 123(R).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. There was no grant of stock options by Sohu during 2006, 2007 or 2008.

A summary of option activity, relating to the options held by employees of the Predecessor Operations under the Sohu’s 2000 Stock Incentive Plan as of December 31, 2008 and changes during the year then ended, is presented below:

Options	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2008	44	$18.90	6.98	$1,678
Transfer from Sohu*	18	16.97
Granted	—
Exercised	(30)	19.38
Forfeited or expired	—	17.72

Outstanding at December 31, 2008	32	17.52	6.25	$953

Vested at December 31, 2008 and expected to vest thereafter	31	17.64	6.25	$925

Exercisable at December 31, 2008	25	17.64	6.16	$732

*	The transfer from Sohu represents stock options held by Sohu employees who subsequently became employees of Changyou after the Reorganization. The number of shares recorded as transferred from Sohu reflects the outstanding shares as of the date of the transfer. Share-based compensation expenses, as part of compensation expenses for these employees, were allocated from Sohu to the Company.

The aggregate intrinsic value in the preceding table represents the total intrinsic value based on the Sohu.com’s closing stock price of $47.34 as of December 31, 2008.

As of December 31, 2008, there was $26,000 of total unrecognized compensation cost related to options for which services had not been provided. That cost is expected to be recognized over a weighted average period of 0.4 years. The total fair value of options expensed during the year ended December 31, 2006, 2007 and 2008 were $264,000, $130,000 and $69,000, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2007 and 2008 was $793,000, $306,000 and $1.7 million, respectively.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

A summary of restricted stock unit activity, relating to the restricted stock units held by employees of the Predecessor Operations under the Sohu’s 2000 Stock Incentive Plan as of December 31, 2008, and changes during the year then ended, is presented below:

Restricted Stock Units	Number of Units (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2008	6	$24.07
Granted	5	86.58
Transferred from Sohu	10	24.07
Vested	(5)	24.07
Forfeited	—	—

Unvested at December 31, 2008	16	43.91

Expected to vest thereafter	11	41.47

As of December 31, 2008, there were $274,000 of unrecognized compensation cost related to unvested restricted stock units, net of forecasted forfeitures. This amount is expected to be recognized over a weighted average period of 1.1 years. The total fair value of restricted stock units expensed during the years ended December 31, 2006, 2007 and 2008 was $65,000, $106,000 and $163,000, respectively.

The share-based compensation expense related to Sohu’s senior management who provide service for both Sohu and the Company was included in the operating expense allocation. The stock options and restricted stock units held by Sohu’s senior management were not reflected in preceding table of summary of option activity and restricted stock unit activity as they are not employees of the Predecessor Operations. The total fair value of options and restricted stock units expenses relating to Sohu’s senior management allocated to the Group during the years ended December 31, 2006, 2007 and 2008 was $60,000, $207,000 and $363,000, respectively.

There were no capitalized share-based compensation costs during the years ended December 31, 2006, 2007 and 2008.

Non-recourse note to an employee

In 2005, Sohu and an employee, who later became the CEO of the Company, became shareholders of a newly organized entity, Beijing Fire Fox Digital Technology Co. Ltd. (“Beijing Fire Fox”) within the Predecessor Operations, holding 75% and 25% interests, respectively. Sohu, being the primary beneficiary of Beijing Fire Fox, provided a non-recourse interest-free loan to the employee for his share of capital contribution to the entity. Under the terms of the agreement with Sohu, there was an implied 5 years’ service requirement before the employee would be entitled to a contingent right to receive a payment equal to 25% of the value of Beijing Fire Fox. As the substance of this arrangement is similar to the grant of an option, this arrangement was accounted for as share-based compensation under APB 25. The amount of compensation to be recorded is based upon the intrinsic value on the grant date, which was determined based upon the difference between fair market value of the contingent right and the principal and interest due on the note. As of the date of grant, the intrinsic value was determined to be zero.

Upon adoption of SFAS 123(R) on January 1, 2006, the Company recognized the compensation cost of the non-recourse note based on its grant date fair value over the remaining requisite service period.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

Share-based compensation to the Chief Executive Officer (“CEO”)

In January 2008, Sohu communicated to and agreed with the CEO that his contingent right in Beijing Fire Fox would be modified to an equity interest in the Company. The equity interest Sohu granted to the CEO would consist of 7,000,000 ordinary shares in the Company and 8,000,000 restricted shares in the Company and would come out of Sohu’s equity interest in the Company. The restricted shares included, as a condition of vesting, the completion of an initial public offering by the Company on an internationally recognized stock exchange, and also were subject to a vesting schedule. In addition, the terms of the restricted shares provided that the CEO will not be entitled to participate in any distributions by the Company on his ordinary shares and restricted shares until the earlier of the completion of an initial public offering by the Company or February 2012. In April 2008, the vesting conditions of the restricted shares were modified to provide for vesting over a four-year period, subject to acceleration under certain circumstances, commencing on February 1, 2008, with no condition that an initial public offering be completed. There was no change, however, to the limitation on the CEO’s right to participate in distributions declared by the Company prior to the completion of an initial public offering.

The difference between the fair values, or the Incremental Fair Value, of the 7,000,000 ordinary shares and 8,000,000 restricted shares granted to the CEO and his contingent right to receive a payment equal to 25% of the value of Beijing Fire Fox is accounted for as share-based compensation. Because the terms of the issuance of the ordinary shares and restricted shares had been approved and were communicated to and agreed with the CEO as of January 2, 2008, this was considered the grant date under U.S. GAAP and, accordingly, the Incremental Fair Value was determined as of that date. The portion of the Incremental Fair Value related to the 7,000,000 ordinary shares, equal to $1.8 million, was recognized as share-based compensation expense in product development expenses for the three months ended March 31, 2008. As result of the modification of the vesting terms of the 8,000,000 restricted shares in April 2008, the portion of the Incremental Fair Value related to those shares, equal to $7.0 million, was determined as of that date and is accounted for as share-based compensation over the vesting period starting from the date of the modification, following the accelerated basis of attribution. Share-based compensation expense relating to the 8,000,000 restricted shares for the year ended December 31, 2008 was $3.0 million and recognized in product development expenses. The Incremental Fair Values were determined using the discounted cash flow method.

A summary of restricted shares activity, relating to the restricted shares held by the CEO under Changyou’s 2008 Share Incentive Program as of and for the year ended December 31, 2008, is presented below:

Restricted Shares	Number of Shares (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2008	—	$—
Granted	8,000	$1.36
Vested	—

Unvested at December 31, 2008	8,000	$1.36

Expected to vest thereafter	8,000	$1.36

As of December 31, 2008, there was $4.0 million of unrecognized compensation cost related to unvested restricted shares granted to the CEO.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

Share-based compensation to senior management and certain key employees

In April 2008, the Company approved and communicated to the recipients the grant of an aggregate of 1,800,000 restricted shares to its executive officers other than the CEO and 940,000 restricted share units to certain key employees, which are settleable in ordinary shares upon vesting. These restricted shares and restricted share units are subject to vesting over a four-year period, subject to acceleration under certain circumstances, commencing February 1, 2008 and are subject to a successful initial public offering by the Company.

The grant date fair value of the awards will be recognized in the consolidated statement of operations starting from the date when those future events become probable.

A summary of the restricted share activity as of and for the year ended December 31, 2008, is presented below:

Restricted Shares	Number of Units (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2008	—	$—
Granted	1,800	1.98
Vested	—
Forfeited	—

Unvested at December 31, 2008	1,800	1.98

Expected to vest thereafter	1,800	1.98

As of December 31, 2008, there was $3.6 million of unrecognized compensation cost related to unvested Class B restricted shares granted to executive officers other than the CEO.

A summary of the restricted share units activity as of and for the year ended December 31, 2008, is presented below:

Restricted Share Units	Number of Units (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2008	—	$—
Granted	940	1.98
Vested	—
Forfeited	—

Unvested at December 31, 2008	940	1.98

Expected to vest thereafter	940	1.98

As of December 31, 2008, there was $1.9 million of unrecognized compensation cost related to unvested Class B restricted share units granted to certain key employees.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

11. TAXATION

a. Business tax (“BT”) and related Surcharges

The Group including its Predecessor Operations is subject to a 5% business tax and 0.5% related surcharges for city construction and education on revenues from online game business in the PRC. Business tax and the related surcharges are recognized when the revenue is earned.

b. VAT

Effective 2008, in addition to business tax and related surcharges, the Group is subjected to VAT at an effective rate of 3% for the revenues from intra group software sales in the PRC.

c. Income tax

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Changyou HK is subject to taxes in Hong Kong at 17.5%, 17.5% and 16.5% for the year ended December 31, 2006, 2007 and 2008, respectively.

China

Prior to January 1, 2008, the AmazGame and Gamease in the PRC including the Predecessor Operations were governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and the Enterprise Income Regulation (“the previous income tax law and rules”). Pursuant to the previous income tax law and rules, AmazGame and Gamease including the Predecessor Operations were generally subject to Corporate Income Tax (“CIT”) at a statutory rate of 33% (30% state income tax plus 3% local income tax), or 15% for certain technology enterprises, on PRC taxable income. Furthermore, new technology enterprises were exempted from Chinese state income tax for three years, beginning with their first year of operations, and were entitled to a 50% tax reduction to a rate of 7.5% for the subsequent three years and 15% thereafter. During the years ended December 31, 2006 and 2007, most operations of the Sohu in the PRC including Predecessor Operations were subject to an applicable tax rate of 7.5% or were exempted from income tax as new technology enterprises. As of December 31, 2007, the Company recorded deferred tax based on the enacted statutory tax rate of 25%.

On January 1, 2008, the newly introduced Corporate Income Tax Law, or New CIT Law, which unify the statutory income tax rate of enterprises in China to 25%, became effective. The New CIT Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “new technology enterprises,” which will be entitled to a favorable statutory tax rate of 15%. On July 8, 2008, relevant governmental regulatory authorities further clarified that new technology enterprises previously qualified under the previous income tax laws and rules as of December 31, 2007 would be allowed to enjoy grandfather treatment for the unexpired tax holidays, on condition that they were re-approved for new technology enterprise status under the regulations released on April 14, 2008.

In June 2008, both Gamease and AmazGame obtained a Software Enterprise Certification (the “Certification”). An enterprise having such Certification is entitled to two years’ exemption and three years’ 50% reduction in corporate income tax (the “tax holiday”). As of December 31, 2008, taking into account the obtaining of the Certifications and other factors including but not limited to being informed by the relevant tax bureau that Gamease and AmazGame would be subject to an income tax rate of 0% for the full year 2008 and 12.5% for the years 2009 through 2011, management believes that both Gamease and AmazGame are entitled to the tax holiday. However, in accordance with the relevant tax authorities’ administrative requirements, the Company prepaid income taxes at 25% for the first three quarters of 2008, which amounted to $18.9 million as of December 31, 2008. The Company was not required to prepay income tax for the fourth quarter of 2008. In January 2009, the Company received a full refund of such prepaid income taxes.

The license fees and royalties received from licensees in various jurisdictions outside of the PRC are subject to withholding taxes. The Group recognized the withholding taxes as income tax expense related to foreign withholding taxes.

The New CIT Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax laws and rules. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, will be subject to a 5% rate. AmazGame is invested by an immediate foreign holding company in Hong Kong. The foreign invested enterprise will be subject to the withholding tax starting from January 1, 2008. If the Group is required under the New CIT Law to withhold PRC income tax on dividends payable to the Company’s non-PRC shareholders or any gains realized by these non-PRC shareholders from transfer of the shares, their investment in the Company’s shares may be materially and adversely affected. In the fourth quarter of 2008, in preparation for this offering, AmazGame declared a dividend to Changyou HK, its immediate holding company in Hong Kong, and accordingly a withholding tax of $5.0 million based on the 5% withholding tax rate was accrued. The Company decided that its foreign invested enterprises will not distribute any profit arising in year 2009 and beyond after the offering to their immediate foreign holding companies and will maintain such cash onshore to reinvest in its PRC operations.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations are as follows (in thousands):

	For the year ended December 31,
	2006	2007	2008
Current income tax expense	$161	$414	$2,371
Foreign withholding tax expense	—	38	5,972
Deferred tax	—	—	(237)

Income tax expense	$161	$452	$8,106

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

Reconciliation between the statutory CIT rate and the Group’s effective tax rate is as follows:

	For the year ended December 31,
	2006	2007	2008
Statutory CIT rate	33.0%	33.0%	25.0%
Effect of tax holidays	(313.7)%	(110.9)%	(26.3)%
Effect of the withholding taxes	—%	0.7%	5.1%
Changes in valuation allowance	248.3%	(12.0)%	3.9%
Other permanent book-tax difference	127.1%	97.1%	(0.7)%

Effective CIT rate	94.7%	7.9%	7.0%

The combined effects of the income tax expense exemption and reduction available to us are as follows (in thousands, except per share data):

	For the year ended December 31,
	2006	2007	2008
Tax holiday effect	$548	$6,378	$30,574
Basic EPS	$0.01	$0.07	$0.32

d. Deferred tax

Significant components of the Group’s deferred tax assets consist of the following (in thousands):

	As of December 31,
	2006	2007	2008
Deferred tax assets
Assets transfer as a result of the Reorganization	$—	$—	$2,403
Net operating loss from operations	$682	$—	$153
Net operating loss from exercise of share-based awards	10	—	$—
Share-based compensation	45	106	$49
Accrued compensation and benefits	—	—	2,146
Others	18	88	$188

Total deferred tax assets	$755	$194	$4,939
Less: Valuation allowance	(755)	(194)	$(4,702)

Net deferred tax assets	$—	$—	$237

The Group has made a full valuation allowance against its deferred tax assets as of December 31, 2006 and 2007. As of December 31, 2008, the Group has made a valuation allowance against its deferred tax assets to the extent such deferred tax assets are not expected to be realized by certain subsidiaries. The Group evaluated a variety of factors in determining the amount of the valuation allowance, including the Group’s limited operating history, uncertainty as to the success of the Group’s games due to intense competition in the online game industry.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

12. CHINA CONTRIBUTION PLAN

The Company’s subsidiary and VIE in the PRC including the Predecessor Operations participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require AmazGame and Gamease to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Group has no further commitments beyond its monthly contribution. During the years ended December 31, 2006, 2007 and 2008, the Group contributed a total of $472,000, $653,000 and $1,752,000, respectively, to these funds.

13. STATUTORY RESERVES

The Company’s subsidiary and the VIE in the PRC including the Predecessor Operations are required to make appropriations to reserves, comprising the statutory surplus reserve, statutory public welfare reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory surplus reserve should be at least 10% of the after-tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the statutory public welfare reserve and the discretionary surplus reserve are made at the discretion of the board of directors. The statutory public welfare reserve is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Other statutory reserves are established for the purpose of offsetting accumulated losses, enlarging productions or increasing share capital.

For the years ended December 31, 2006, 2007 and 2008, profit appropriation to statutory surplus reserve was approximately $nil, $458,000 and $5,290,000, respectively.

14. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the years indicated (in thousands except per share data):

	For the year ended December 31,
	2006	2007	2008
Numerator:
Net income	$9	$5,299	$107,986
Numerator for basic earnings per share	9	5,299	107,986
Numerator for diluted earnings per share	9	5,299	107,986
Denominator:
Weighted average basic ordinary shares outstanding—basic	95,000	95,000	95,000
Dilutive effect of restricted share units	—	—	—

Weighted average number of shares outstanding—diluted	95,000	95,000	95,000

Basic net income per share	$0.00	$0.06	$1.14
Diluted net income per share	$0.00	$0.06	$1.14

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

Restricted share units of 2,740,000 were excluded from the diluted earnings per share calculations for the year ended December 31, 2008 because they are contingent upon the completion of an initial public offering by the Company and that contingency had not been resolved as of December 31, 2008.

15. RELATED PARTY TRANSACTIONS (IN THOUSANDS)

The table below sets forth the major related parties and their relationships with the Group:

Company name	Relationship with the Group
Sohu	Under common control by Sohu.com
Beijing Pixel Software Technology Company Limited (“Pixel”)*	An investee of the Company

*	This investee ceased to be a related party of the Company starting September 1, 2007, when the Company disposed its equity investment. Accordingly, since then, transactions with this party are not regarded as related party transactions.

During the years ended December 31, 2006, 2007 and 2008, significant related party transactions were as follows:

	For the year ended December 31,
Transaction with Sohu	2006	2007	2008
Sales and marketing service provided by Sohu	$571	$14,348	$19,194
Transfer of Sohu’s MMORPG assets and operation, net of associated liabilities assumed upon Reorganization	—	9,888	—
Corporate marketing and general administrative expenses allocated from Sohu	1,261	3,923	11,321
Other service provided by Sohu	—	203	66
Interest expense for short-term loan from Sohu	—	61	245

	For the year ended December 31,
Transaction with Pixel	2006	2007	2008
Revenue-based royalty payment to Pixel	$1,761	$949	$—
Amortization of licensing fee to Pixel	69	—	—

As of December 31, 2006, 2007 and 2008, the amounts due to related parties were as follows:

	As of December 31,
	2006	2007	2008
Short-term loan from Sohu	$—	$4,950	$8,450
Due to Sohu (2008, mainly arising from expenses charged from Sohu for sales and marketing services provided to us and an allocation of Sohu’s shared advertising expenses; 2007, mainly arising from assets transferred from and services provided by Sohu)	—	21,682	10,812
Due to Pixel	224	—	—

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

The short-term loans from Sohu of $8,450 at annual interest rates from 4.8% to 5.05% are for the establishment of AmazGame and working capital for Changyou HK. The loans are repayable within thirty days upon written notice from Sohu.

As of December 31, 2006, 2007 and 2008, the amounts due from related parties were as follows:

	As of December 31,
	2006	2007	2008
Due from Sohu (mainly arising from customer advance collected by Sohu on behalf of the Group)	$—	$8,835	$8,535

The transactions are measured at the amount of consideration established and agreed to by the related parties which approximate amounts charged to third parties. Allocations from Sohu are based on a variety of factors and are dependent on the nature of the expenses being allocated. These balances are interest free and settleable on demand.

16. COMMITMENTS AND CONTINGENCIES (IN THOUSANDS)

The Group has future rental commitments related to its bandwidth leasing charges and office rental charges:

	Bandwidth leasing	Office rental
2009	$1,418	$750
2010	508	665
2011	219	665
2012	—	552
2013	—	—
Thereafter	—	—

Total minimum payments required	$2,145	$2,632

Rental expenses, including bandwidth leasing charges and office rental charges, were approximately $450, $1,322 and $2,919 for the year ended December 31, 2006, 2007 and 2008, respectively, and were charged to the statement of operations when incurred.

The Group did not have any significant capital and other commitments or guarantees as of December 31, 2008.

The Group is not currently a party to any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on the business, financial condition or results of operations.

The Group has not recorded any legal contingencies as of December 31, 2008.

17. RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by AmazGame and Gamease only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

addition, AmazGame and Gamease are required to annually appropriate 10% of net after-tax income to the statutory surplus reserve fund (see Note 13) prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, AmazGame and Gamease are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets as of December 31, 2008. Even though the Company currently does not require any such dividends, loans or advances from AmazGame and Gamease for working capital and other funding purposes, the Company may in the future require additional cash resources from AmazGame and Gamease due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to its shareholders.

18. SUBSEQUENT EVENTS

a.             On January 15, 2009, 7,000,000 Class B ordinary shares and 8,000,000 Class B restricted shares were issued to the Company’s CEO out of Sohu’s equity interest in lieu of a contingent right the CEO had to receive 25% of the value of Beijing Fire Fox.

On January 15, 2009, the Company also issued an aggregate of 1,800,000 Class B restricted shares to certain of its executive officers for a purchase price per share of $0.01, or the par value per share.

On January 15, 2009 the Company also issued an aggregate of 940,000 Class B restricted share units to certain of its key employees.

b.             On February 17, 2009, the Company granted an aggregate of 456,000 Class A restricted share units (settleable upon vesting in Class A ordinary shares) to certain of its employees. As of the date of this prospectus, the Company has not yet determined the fair value of the Class A ordinary shares issuable upon settlement of these restricted share units, or the amount of share-based compensation expense that will be recorded in connection with the grants. The Company expects to make such determinations following the completion of the fiscal quarter in which the grants were made, which ends March 31, 2009. Assuming that this offering is completed, the Company expects to use the initial public offering price as a key factor in determining such fair value and the corresponding share-based compensation expense.

c.             On March 13, 2009, the Company exchanged the 1,800,000 Class B restricted shares held by its executive officers other than the CEO for Class B restricted share units (settleable in Class B ordinary shares) that otherwise have the same vesting and other terms as applied to the Class B restricted shares.

On March 16, 2009, the Company (i) increased its authorized ordinary shares from 109,774,000 to 297,740,000 ordinary shares, par value $0.01 per share, with 200,000,000 of such shares designated as Class A ordinary shares and 97,740,000 of such shares designated as Class B ordinary shares, (ii) effected a ten-for-one split of outstanding Class B ordinary shares by way of a bonus share issuance of nine Class B ordinary shares for each Class B ordinary share then outstanding and nine Class B restricted shares for each Class B restricted share then outstanding and (iii) effected a corresponding adjustment in the number of Class A and Class B ordinary shares issuable upon vesting of Class A and Class B restricted share units then outstanding.

All shares and per share amounts presented in the accompanying consolidated financial statements have been revised on a retroactive basis to give effect to the share split.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

19. UNAUDITED PRO-FORMA BALANCE SHEET

The pro forma balance sheet as of December 31, 2008 presents an adjusted financial position as if the dividends of $96.8 million from the Company’s distributable profits before this offering, which the Company has indicated it intends to declare prior to the completion of this offering, were payable as of December 31, 2008.

20. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS

The condensed financial statements of Changyou.com Limited have been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04.

The Company records its investment in subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Ordinary shares.” Such investment and long-term loans to subsidiaries are presented on the balance sheet as “Interests in subsidiaries and variable interests entities” and the profit of the subsidiaries is presented as “Equity in profit of subsidiaries and variable interest entities” on the statement of operations.

For the VIE where the Company is the primary beneficiary, the amount of the Company’s investment is included on the balance sheet as “Interests in subsidiaries and variable interest entities and the profit or loss of the VIE is included in “Equity in profit of subsidiaries and variable interest entities” on the statement of operations.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2007 and 2008, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

As of December 31, 2008, short-term loans from Sohu and related interest expenses were $8,450,000 and $306,000, respectively.

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

Financial information of Changyou.com Limited

Condensed Balance Sheets

(In thousands, except par value)

	As of December 31,
	2007	2008	2008 Pro Forma
			Unaudited
	US$	US$	US$
Assets
Current assets:
Cash and bank deposits	1	1	1
Other receivable	—	1,334	1,334

Total current assets	1	1,335	1,335
Interests in subsidiaries and variable interest entities	5,156	112,899	112,899

Total assets	5,157	114,234	114,234

Liabilities and shareholders’ equity
Accrued liabilities	—	784	784
Short-term loan from Sohu	4,950	8,450	8,450
Due to Sohu	9,949	306	306
Dividend payable	—	—	96,800

Total liabilities	14,899	9,540	106,340

Shareholders’ (deficit) equity
Class A ordinary shares par value $0.01, 200,000 authorized, nil issued and outstanding at December 31, 2007 and 2008	—	—	—
Class B ordinary shares par value $0.01, 97,740 authorized, 95,000 issued and outstanding at December 31, 2007 and 2008	950	950	950
Distribution in excess of additional paid-in capital	(9,436)	(4,059)	(4,059)
Statutory reserves	458	5,748	5,748
Receivables from shareholders	—	(30)	(30)
(Accumulated deficit) Retained earnings	(1,242)	101,454	4,654
Accumulated other comprehensive (loss) gain	(472)	631	631

Total shareholders’ (deficit) equity	(9,742)	104,694	7,894

Total liabilities and shareholders’ equity	5,157	114,234	114,234

CHANGYOU.COM LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

Financial information of Changyou.com Limited

Condensed Statements of Operations

(In thousands)

	For the period from inception to December 31, 2007	For the year ended December 31, 2008

	US$	US$
Operating expenses:
General and administrative	—	102

Total operating expenses	—	102

Operating loss	—	(102)
Share of profit of subsidiaries and variable interest entities	2,571	108,333
Interest expense	(61)	(245)

Income before income tax expense	2,510	107,986

Net income	2,510	107,986

Condensed Statement of Cash Flows

(In thousands)

	For the period from inception to December 31, 2007	For the year ended December 31, 2008

	US$	US$
Net cash used in operating activities	—	—
Net cash used in investing activities	(5,000)	(3,500)
Net cash provided by financing activities	5,001	3,500

Net increase in cash and cash equivalents	1	—

Cash and cash equivalents at beginning of year	—	1

Cash and cash equivalents at end of year	1	1

7,500,000

American Depositary Shares

Representing 15,000,000 Class A Ordinary Shares

Changyou.com Limited

PROSPECTUS

Credit Suisse	Merrill Lynch & Co.

Citi

Susquehanna Financial Group, LLLP

April 1, 2009

Through and including April 26, 2009 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.